Exhibit 99.2

Share Purchase Agreement

Ballard Power Systems UK Limited

as Buyer

Ballard Power Systems Inc.

as Parent

The Sellers

Derek Bulmer

for the sale and purchase of the entire issued share capital of GeoPura Ltd

23 June 2026

Contents

1.	Interpretation	1
2.	Sale and purchase	20
3.	Conditions	24
4.	Period to completion	29
5.	Completion	34
6.	Completion Accounts	38
7.	Warranties	42
8.	W&I Insurance Policy	47
9.	Post-Completion obligations	48
10.	Protection of goodwill	49
11.	Confidential information	50
12.	Announcements	52
13.	Sellers’ Representative and Paying Agent	54
14.	Assignment	55
15.	Costs	56
16.	Gross-up	57
17.	Effect of completion	57
18.	Further assurances	57
19.	Entire agreement	58
20.	Variations	58
21.	Waiver	58
22.	Invalidity	59
23.	Notices	59
24.	Counterparts	60
25.	Governing law and jurisdiction	61
26.	Third party rights	61

Schedule

1.	Particulars relating to the Sellers and Optionholders	62
2.	Particulars relating to the Company	67
3.	Particulars relating to Subsidiaries	68
4.	The Warranties	70
5.	Parent Additional Warranties	102
6.	Seller Limitations of Liability	110
7.	Buyer and Parent Limitations of Liability	112
8.	Action pending Completion	114
9.	The Properties	118
10.	Accounting policies and procedures for the Completion Accounts	119
11.	Pro forma Completion Accounts and Statement	124
12.	Contingent Consideration	130
13.	Material Contracts	138
14.	Optionholders	139
15.	Patents and Trademarks	147

THIS AGREEMENT is made on 23 June 2026

BETWEEN:

(1)	Ballard Power Systems UK Limited (a private limited company registered in England and Wales with company number 17276506) whose registered office is at Suite 1, 7th Floor 50 Broadway, London, United Kingdom, SW1H 0DB (the Buyer);

(2)	Ballard Power Systems Inc. (a company registered in British Columbia, Canada with company number C1087255) whose business address is at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 (the Parent);

(3)	Those persons whose names and addresses are set out in Schedule 1 (each a Seller, together, the Sellers); and

(4)	Derek Bulmer of [REDACTED – personal and confidential information] (DB),

each a Party and together, the Parties.

THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	In this agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

Accounts means the audited financial statements of the Group Companies (other than HyMarnham Power and HyMarnham Nottingham which are unaudited) as at and for the financial period ended on the Accounts Date;

Accounts Date means 31 March 2025;

Adhering Seller means an Exercising Optionholder who has entered into a Deed of Adherence prior to Completion;

Affiliate means, in respect of a person, any holding company, subsidiary or subsidiary undertaking of that person, or a subsidiary or subsidiary undertaking of such holding company, such terms as defined in sections 1159 and 1162 of the Companies Act 2006;

Agreed Stock Value means the VWAP of the Ballard Stock on the TSX and NASDAQ for the 30 consecutive trading days immediately preceding the date of this agreement;

All-Cash Option means each CSOP Option and SOP Option pursuant to which the applicable Optionholder will be offered only cash consideration in the event of the exercise of such CSOP Option or SOP Option and sale of the underlying Option Shares pursuant to this agreement, and which is identified as “all-cash” in column (b) of the table in Schedule 14;

All-Cash Optionholder means any Optionholder who holds an All-Cash Option;

Allocation Schedule means the written table delivered by the Sellers’ Representative (on behalf of the Sellers) to the Buyer pursuant to clause 4.8 to be in the same format as the table contained in Schedule 1;

Announcement means the initial press release in agreed form by the Parent and the Company with respect to the execution and delivery of this agreement and the Transaction;

Ballard Consideration Stock means the aggregate number of Ballard Stock equal to the amount represented by the Ballard Rollover Loan Note Amount converted to USD at the Exchange Rate divided by the Agreed Stock Value;

Ballard Rollover Loan Note Amount means £192,500,000 minus the Estimated Rollover Amount;

Ballard Rollover Loan Notes means 10% unsecured loan notes 2036 constituted by the Ballard Rollover Loan Note Instrument;

Ballard Rollover Loan Note Instrument means the deed poll executed by the Buyer constituting up to 192,500,000 10% unsecured loan notes 2036 in agreed form (for these purposes agreed form meaning having been approved by or on behalf of each Institutional Seller, the Sellers’ Representative and the Buyer;

Ballard Stock means common shares in the capital of the Parent;

Barclays means Sustainable Impact Capital Limited (a private limited company incorporated in England and Wales with company number 02052321 whose registered office is at 1 Churchill Place, London, E14 5HP);

Barclays Group means Barclays and any Affiliate of Barclays;

Business Acquisition Report means any business acquisition report required to be filed in connection with the transaction contemplated by this agreement by the Parent pursuant to Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

Business Plan means the document included at 2.12.2 of the Data Room;

Business Day means a day (excluding Saturdays and Sundays) on which banks generally are open in London and Vancouver, Canada for the transaction of normal banking business;

Business IPR means all Intellectual Property Rights which have been, or at Completion, are or are intended to be, used in relation to the business of any Group Company;

Business Warranties means those matters set out in Schedule 4;

Buyer Fundamental Warranties means the warranties set out in clause 7.6;

Buyer’s Account means the account of the Buyer as notified by the Buyer to the Sellers’ Representative in writing from time to time:

Buyer’s Group means the Parent, its group undertakings from time to time (including the Buyer) and all of them and each of them as the context admits and member of the Buyer’s Group shall be construed accordingly;

Buyer’s Solicitors means Ashurst LLP (with registered number OC330252) whose registered office is at London Fruit & Wool Exchange, 1 Duval Square, London E1 6PW;

Canadian Securities Administrators means the securities regulatory authorities of all of the provinces and territories in Canada;

Canadian Securities Laws means the Securities Act (British Columbia) and all other applicable securities laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada, and the rules and policies of the TSX;

Cash means the aggregate amount of cash at bank and in hand (including but without limitation all amounts entered into any cash book or the like (by whatever name called)) (and, for the avoidance of doubt, including 50 per cent. of the cash at bank and in hand held by each of HyMarnham Power and HyMarnham Power Nottingham) but excluding Trapped Cash and cash equivalents held by the Group and any categories of non-current asset included in the column “Cash” in the Pro Forma Completion Accounts in each case as at the Effective Time, as set out in the Statement and calculated in accordance with clause 6 and on the basis of the accounting policies and procedures set out in Schedule 10 (without double counting with amounts mapped to the Working Capital Amount);

Claim means any claim pursuant to this agreement;

CLN means the convertible loan notes constituted by the CLN Instrument in issue from time to time;

CLN Conversion Condition means the condition set out in clause 3.1(f);

CLN Instrument means the convertible loan note instrument dated 12 February 2024 relating to the creation of unsecured convertible loan notes with a principal amount of £56,000,000, as amended and restated on 22 May 2025 to create further unsecured convertible loan notes with a principal amount of £27,000,000, providing a total principal amount of up to £83,000,000;

CLN Variation Deed means the note conversion implementation deed supplemental to the CLN Instrument to be entered into between the Company and the Noteholders (as defined therein) at or around the same time as this agreement;

Company means GeoPura Ltd (a private limited company incorporated in England & Wales with registered number 11855286) whose registered office is at C/O Hobsons, Alexandra Street, Nottingham, United Kingdom, NG5 1AY;

Completion means the completion of the sale and purchase of the Shares in accordance with clause 5;

Completion Accounts means the completion accounts relating to the Group as at the Effective Time, substantially in the format set out in the Pro Forma Completion Accounts, prepared in accordance with clause 6 and Schedule 10;

Completion Date means the date on which Completion occurs;

Completion Disclosure Letter means the letter dated as at the Completion Date together with the attachments thereto addressed by the Management Sellers to the Buyer, the front-end of which is in the agreed form, containing disclosures against the Completion Warranties in respect only of matters occurring or arising between the date of this agreement and Completion, and which shall be executed and delivered by the Sellers’ Representative on behalf of the Management Sellers and acknowledged by the Buyer on the Completion Date;

Completion Payment shall have the meaning given to it in clause 2.6(a);

Completion Warranties means the Business Warranties given by the Management Sellers immediately prior to Completion pursuant to clause 7.8;

Conditions means the conditions set out in clause 3.1;

Confidential Information means all information relating to any Group Company’s business, financial or other affairs (including future plans and targets of any Group Company);

Connected Person means, in relation to any person (excluding Barclays and any member of the Barclays Group), a person connected with that person at the relevant time within the meaning of sections 1122 and 1123 of the Corporation Tax Act 2010 and, in relation to Barclays, Barclays and its subsidiaries and subsidiary undertakings only;

Consideration shall bear the meaning given to such term in clause 2.5;

Contingent Consideration Amount has the meaning set out in Schedule 12;

Corporate Sellers means the Sellers other than the Individual Sellers (and, for the avoidance of doubt, includes each of the Institutional Sellers);

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

CSOP means the GeoPura Ltd Company Share Option Plan (adopted by the Company on 20 October 2023) included at 2.14.1.4.2 of the Data Room;

CSOP Option means an Option granted under the CSOP;

CSOP Optionholder means those persons listed in column (a) of Schedule 14 who are listed as holding one or more CSOP Options;

CTA 2009 means the Corporation Tax Act 2009;

CTA 2010 means the Corporation Tax Act 2010;

Data Room means the online data room in relation to “Project Lightning” which is operated by Intralinks as at 12pm on 21 June 2026;

Data Room Information means the materials and information made available for inspection in the Data Room, an index of which is in the agreed form and the contents of which are contained on a USB stick to be delivered by the Sellers’ Representative to the Buyer’s Solicitors within 10 Business Days of the date of this agreement;

Data Protection Law means all applicable laws relating to data protection and privacy, including: (a) GDPR and all related national laws and regulations, including the UK Data Protection Act 2018; and (b) the Privacy and Electronic Communications (EC Directive) Regulations 2003 and all other related national laws and regulations implementing European Directive 2002/58/EC, in each case as amended, replaced or supplemented (including in the UK by the Data (Use and Access) Act 2025);

Debt means as at the Effective Time (save in respect of (g) which shall be as at Completion), the aggregate amount of all monetary indebtedness of the Group including:

(a)	amounts owed by the Group to a third party in respect of monies borrowed or raised under any other transaction that has the commercial effect of borrowing whether from any bank, financial institution or other entity (which for the avoidance of doubt excludes normal trade credit) including the Facility Agreement;

(b)	all indebtedness with respect to bonds, notes, debentures or loan stock and other similar instruments;

(c)	any directors’ or shareholder loans payable;

(d)	any indebtedness under hire purchase agreements, finance or capital leases (but excluding any lease liabilities);

(e)	any accrued and unpaid transaction expense together with any irrecoverable VAT thereon;

(f)	any unpaid accrued interest, prepayment penalties and premiums in respect of any of the foregoing amounts or indebtedness, as at the Effective Time

(g)	any employer liability to pay Payroll Taxes incurred by the Group as a consequence of, or in connection with, the exercise of any Options immediately prior to Completion;

(h)	all transaction-related bonuses and other similar payments payable to any employee of the Group as a result of the consummation of the Transaction, whether written or unwritten (including the related employer portion of any withholding or Payroll Taxes incurred by the Group), including for the avoidance of doubt the transaction bonuses payable to Alex Davidson and DB;

(i)	any amounts provided by way of loan pursuant to clause 4.6 if and to the extent not repaid to the Target prior to Completion,

and, for the avoidance of doubt:

(j)	excluding any amounts outstanding under or in respect of the CLNs (including any accrued interest thereon), it being acknowledged that all CLNs shall convert into shares in the capital of the Company immediately prior to Completion; and

(k)	including only 50 per cent. of the Debt of each of HyMarnham Power and its subsidiary HyMarnham Power Nottingham,

in each case, as set out in the Statement and prepared in accordance with clause 6 and on the basis of the accounting policies and procedures set out in Schedule 10 (without double counting with amounts mapped to the Working Capital Amount);

Deed of Adherence means the deed of adherence to this agreement (in the agreed prior to Completion);

Disclosed means disclosed in such a manner and in such detail as to enable a reasonable purchaser to identify the nature and scope of the particular fact, matter or other information and to make a reasonably informed assessment of the matter concerned;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

Effective Time means 11:59pm on the Business Day immediately prior to Completion;

Employment Securities Tax Claim has the meaning given to it in Schedule 6;

Escrow Account means the interest-bearing account of the Escrow Agent to be established and maintained pursuant to the Escrow Agreement;

Escrow Agent means JPMorgan Chase Bank, N.A ;

Escrow Agreement means the escrow agreement to be entered into between the Buyer, the Sellers’ Representative and the Escrow Agent on or before Completion, governing the terms on which the Escrow Amount is held in the Escrow Account and released in accordance with this agreement (in the agreed form prior to Completion);

Escrow Amount means £5,000,000;

Estimated Cash means the Sellers’ bona fide estimate of the Cash pursuant to clause 2.9;

Estimated Completion Statement means the written statement delivered by the Sellers’ Representative (on behalf of the Sellers) to the Buyer pursuant to clause 2.10 setting out the Sellers’ bona fide estimates of the Cash, the Debt and the Working Capital Amount;

Estimated Consideration Amount means the aggregate amount equal to:

(a)	£308,233,661;

(b)	PLUS the amount (if any) of the Estimated Cash;

(c)	PLUS the amount (if any) by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount;

(d)	LESS the Estimated Rollover Amount;

(e)	LESS the amount (if any) of the Estimated Debt; and

(f)	LESS the amount (if any) by which the Estimated Working Capital Amount is less than the Target Working Capital Amount;

Estimated Debt means the Sellers’ bona fide estimate of the Debt pursuant to clause 2.10;

Estimated Rollover Amount means the Sellers’ bona fide estimate of the Rollover Amount pursuant to clause 2.10;

Estimated Working Capital Amount means the Sellers’ bona fide estimate of the Working Capital Amount pursuant to clause 2.10;

Encumbrance means any legal or equitable interest of any person (including any right to acquire, option or right of pre-emption), security interest (including any mortgage, charge, pledge, lien), any right to restrict dealings (including any trust or reservation of title) and any agreement, arrangement or obligation to grant or create any of the foregoing;

Exchange Disclosure Letter means a letter dated the date of this agreement together with the attachments thereto from the Management Sellers to the Buyer disclosing specific exceptions to the Warranties (other than the Fundamental Warranties), and which has been executed and delivered on the date of this agreement and acknowledged by the Buyer;

Exchange Rate means with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for the currency into the other currency on the immediately preceding Business Day as published in the London edition of the Financial Times first published thereafter, or where no such rate is published in respect of that currency for such date at the rate quoted by the Bank of England as at the close of business in London on such immediately preceding Business Day;

Exercise Options means those Options which an Exercising Optionholder exercises pursuant to the Option Exercise Documents and which is identified as such to the Buyer at the same time as delivery of the Allocation Schedule;

Exercising Optionholder means those Optionholders who elect to exercise some or all of their Options immediately prior to Completion in accordance with the terms of their Options and the Option Exercise Documents;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

Firm shall have the meaning given to such term in clause 6.8;

Fundamental Warranties means the warranties set out in clauses 7.1, 7.2, 7.3 and 7.4;

Fundamental Warranty Claim means a claim in respect of a breach of the Fundamental Warranties;

GDPR means as applicable the General Data Protection Regulation (EU) 2016/679 (EU GDPR) or the EU GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

Group means the Company and the Subsidiaries (including HyMarnham Power and HyMarnham Power Nottingham) and Group Company and member of the Group means any one of them;

GeoPura Denmark means GeoPura (Europe) ApS (registered number 45779459) whose registered office is at Saturnvej 11, 6000 Kolding;

HMRC means His Majesty’s Revenue and Customs and, where relevant, any predecessor body which carried out part of its functions;

Hydrogen Facility means the hydrogen production facility owned and operated by HyMarnham Power Nottingham and located at HyMarnham Green Energy Park, Newark;

HyMarnham Power means HyMarnham Power Limited (a private limited company incorporated in England and Wales with registered number 15088354) whose registered office is at Bella Vista Farm Hartcliffe Road, Penistone, Sheffield, United Kingdom, S36 9FN;

HyMarnham Power Nottingham means HyMarnham Power (Nottingham) Limited (a private limited company incorporated in England and Wales with company number 15584994) whose registered office is at Bella Vista Farm Hartcliffe Road, Penistone, Sheffield, United Kingdom, S36 9FN;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

HyMarnham Project means the operational low carbon hydrogen production facility located at Hymarnham Green Energy Park, Newark;

IAS Regulation means EC Regulation No. 1606/2002 of the European Parliament and the Council of 19 July 2002 on the application of international accounting standards;

IFRS means the international accounting standards, within the meaning of the IAS Regulation, as adopted from time to time by the European Commission in accordance with that Regulation or, as the case may be, UK adopted international accounting standards;

Individual Sellers means the Sellers who are natural persons;

Initial Consideration shall have the meaning ascribed to it in clause 2.5;

Institutional Sellers means each of Barclays, General Motors Ventures LLC, Siemens Energy Limited, Swift UK2 Bidco Limited and NWF;

Intellectual Property means patents, utility models, rights in inventions, trade marks, service marks, rights in trade names, business names, logos, get-up and trade dress, goodwill and the right to sue for passing off, copyright, design rights, database rights, semiconductor topography rights, rights in domain names and URLs, rights in confidential information (including trade secrets and Knowhow) and all other similar or equivalent rights in any part of the world, in each case whether registered or unregistered, including all applications and rights to apply for and be granted registered rights;

ITEPA 2003 means the Income Tax (Earnings and Pensions) Act 2003;

Interim Period means the period from (and including) the date of this agreement up to (and including) the Completion Date;

J G Pears means J G Pears (Holdings) Limited (a private limited company incorporated in England and Wales with company number 02892602) whose registered office is at Bella Vista Farm Hartcliffe Road, Penistone, Sheffield S36 9FN;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

Key Personnel means each of:

(a)	Alex Davidson;

(b)	Andrew Cunningham

(c)	Derek Bulmer;

(d)	Ian Wilkinson;

(e)	Theo Elmer.

Knowhow means non-trivial industrial and commercial information and techniques, in each case in any form not in the public domain, and including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

LT(C)A 1995 means the Landlord and Tenant (Covenants) Act 1995;

Lock-in Agreements means the lock-in agreement in the agreed form entered into between each Seller (and, where applicable, such Affiliate of a Seller nominated by such Seller under the Transaction Documents) and the Parent;

Longstop Date means:

(a)	21 December 2026 (the Initial Longstop Date); or

(b)	if any of the Regulatory Conditions has not been satisfied or waived in accordance with clause 3.2 on or before the Initial Longstop Date, 21 March 2027 (the Extended Longstop Date), such extension to take effect automatically without any requirement for notice or further action by any Party, in each case, or such later date as the Buyer, the Parent, the Sellers’ Representative and each Institutional Seller may agree in writing;

Management Sellers means GeoGreen Power Limited, Andrew Cunningham and DB;

Management Proportionate Share means, in respect of each Management Seller, the proportion (expressed as a percentage) that such person’s Seller’s Proportionate Share bears to the aggregate Seller’s Proportionate Shares of all the Management Sellers, as amended (if applicable) by reference to the Allocation Schedule;

Material Contracts means those:

(a)	contracts specified in Schedule 13;

(b)	any agreement which is material to any Group Company’s business;

(c)	any agreement upon which the development, construction or operation of a Project is materially dependent; or

(d)	any other contract to which any Group Company is party or which names a Group Company as a beneficiary and having a net value for the Group Companies, or requiring capital or operating expenditure by the Group Companies, in excess of £500,000 or any contract of any Group Company greater than 12 months in length

(e)	any agreement which is material to the business or upon which the development, construction or operation of a Project is materially dependent;

Mixed SOP Option means each SOP Option which is not an All-Cash Option, and which is to be exercised as to more than 30% of the underlying Shares (or such other percentage as may be agreed between the Company, the Buyer and Parent) and which is identified as such to the Buyer at the same time as delivery of the Allocation Schedule;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

NASDAQ means the Nasdaq Stock Market;

NI 52-109 shall have the meaning ascribed to it in paragraph 1.4 of Schedule 5;

NSIA 2021 means the National Security and Investment Act 2021;

Non-Institutional Sellers means the Sellers other than the Institutional Sellers;

NSIA Authority means the Secretary of State as defined in clause 3.1(a)(i), where applicable acting through the Investment Security Unit within the UK Government’s Cabinet Office;

NWF means National Wealth Fund Limited (a private limited company incorporated in England and Wales with company number 06816271 whose registered office is at 2 Whitehall Quay, Leeds, United Kingdom, LS1 4HR);

Option means a right to acquire Ordinary Shares granted to each Optionholder under the CSOP or the SOP or, in the case of the LH Option, a standalone option agreement, details of which are set out in Schedule 14.

Option Exercise Documents means the documents including a letter and form of election and exercise notice pursuant to which the Exercising Optionholders will exercise their respective Exercise Options immediately prior to and conditional upon Completion, and which among other things contains a power of attorney for the benefit of the Company allowing the Exercising Optionholders’ Option Shares to be sold to the Buyer pursuant to the terms of this agreement, and (where not barred from making such election under section 431(6) of the ITEPA 2003) a Section 431 Election signed by the Exercising Optionholder or their duly authorised attorney in respect of the Option Shares, and a Deed of Adherence (in each case in the agreed form prior to Completion);

Option Exercise Price means the aggregate amount payable by each Exercising Optionholder to the Company on the exercise of their respective Exercise Options, as set out in part 2 of schedule 1;

Option Shares means the Shares to be issued to the Exercising Optionholders immediately prior to Completion and sold pursuant to this agreement;

Option Tax Liability means the amount of any income tax, primary class 1 (employee’s) National Insurance contributions, and (to the extent legally permissible) any other taxes or levies or social security contributions (excluding, for the avoidance of doubt, employer’s National Insurance contributions) in respect of which the Company (or any other person other than the Exercising Optionholder) is liable to account to HMRC or any other Taxation Authority as a consequence of, or in connection with, the exercise of the Options;

Optionholders means those persons listed in column (a) of the table in Schedule 14;

Ordinary Share means an ordinary share of £1 each in the capital of the Company;

Owned Business IPR means Business IPR which is owned by any Group Company, including the Proprietary Software;

Owned Registered IPR means all Owned Business IPR that is registered or the subject of applications for registration;

Parent Additional Warranties means those matters set out in Schedule 5;

Parent Fundamental Warranties means the warranties set out in clause 7.5;

Parent Guarantee means the deed of guarantee in the agreed form to be delivered by the Parent to the Sellers’ Representative on the date of this agreement.

Parent Material Adverse Effect Event means any event, development or change that has had or is reasonably likely to result in a material adverse effect on the financial condition, prospects or results of operation of the Buyer’s Group (taken as a whole), other than any event, development or change relating to or arising out of;

(a)	save where such event development or change has a materially disproportionate adverse effect on the Buyer’s Group, taken as a whole, relative to others in relevant industries or markets:

(i)	general economic, regulatory or political conditions or conditions in the financial, credit or securities markets (including changes in interest, risk free or currency exchange rates, tariffs, commodity prices or raw material prices, and any stoppage or shutdown of any UK governmental activity or overseas governmental activity in any other jurisdiction in which the business of the Buyer’s Group operates or any default or delays or failure to act by the UK government, the Canadian government and/or any government authority of any jurisdiction in which the business of the Buyer’s Group operates);

(ii)	any acts of God and/or other deity, natural disasters, disease outbreak, epidemic, pandemic, terrorism, hostilities, sabotage, war or any escalation or worsening of acts of terrorism, hostilities or war;

(iii)	any event, development or change in any of the industries or markets in which the business of the Buyer’s Group operates, including cyclical fluctuations and trends;

(iv)	any enactment or proposed enactment of, change or proposed change in, or change or proposed change in interpretation of applicable accounting standards, principles or practices; or

(v)	any change in law or regulation or in its interpretation or administration by the relevant courts, by any Taxation Authority or by any other fiscal, monetary or Regulatory Authority (whether or not having the force of law);

(b)	the execution, announcement, pendency, performance or consummation of this agreement, the other Transaction Documents or the transactions contemplated hereby or therein, including by reason of the identity of any Seller or any communication by any Seller regarding the Group after the date of this agreement, and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, to the transactions contemplated by this agreement or the other Transaction Documents;

(c)	action pursuant to or in accordance with this agreement or any other Transaction Document, or which the Sellers’ Representative has approved, consented to or requested in writing in advance; or

(d)	any matter Disclosed to the Sellers’ Representative prior to the date of this agreement in respect of the Parent Additional Warranties;

Parent Public Documents means (i) all forms, documents and reports required to be filed or furnished by the Parent with the Canadian Securities Administrators in the last three years and (ii) all forms, statements, certifications, documents and reports required to be filed or furnished by the Parent with the SEC pursuant to the U.S. Exchange Act or the U.S. Securities Act in the last three years;

PAYE means pay as you earn, the system requiring employers to deduct income tax from employees’ salary (or an equivalent withholding system in any overseas jurisdiction);

Paying Agent means JPMorgan Chase Bank, N.A. or such other person as the Sellers may notify to the Buyer in writing from time to time, provided that any such change of Paying Agent shall not take effect until the 10th Business Day after receipt of such notice by the Buyer;

Paying Agent’s Account means the account of the Paying Agent the details of which shall be provided by the Sellers’ Representative to the Buyer on or before delivery of the Allocation Schedule;

Payroll Taxes includes any income tax (including PAYE), national insurance contributions (including both employee’s and employer’s national insurance contributions) and any apprenticeship levy or growth or skills levy;

Permit means a permit, licence, consent, approval, certificate, qualification, specification, registration and other authorisation and a filing of a notification report or assessment necessary in any jurisdiction for the proper and efficient operation of each Group Company’s business, its ownership, possession, occupation or use of an asset or the execution and performance of this agreement;

Price Per GeoPura Share means, solely for the purposes of calculating the Rollover Amount and the RSU Rollover Agreement, and save as otherwise agreed between the Sellers and the Buyer, the price per Ordinary Share determined by reference to the formula below and application of article 6.1 of the Company’s articles of association:

(a)	£308,233,661;

(b)	PLUS the amount (if any) of the Cash;

(c)	PLUS the amount (if any) by which the Working Capital Amount exceeds the Target Working Capital Amount;

(d)	LESS the amount (if any) of the Debt;

(e)	LESS the amount (if any) by which the Working Capital Amount is less than the Target Working Capital Amount;

Projects means the HyMarnham Project, Tilbury Project and Croft Farm Project;

Pro Forma Completion Accounts means the pro forma completion accounts in the format set out in Part 1 of Schedule 11, to be prepared in accordance with clause 6 and the accounting policies and procedures set out in Schedule 10;

Properties means the properties described in Schedule 9 or any part or parts thereof and Property shall mean any one of them;

Proprietary Software means all software (including source code and object code, and in all releases and versions) that has been developed (or is under development) by or on behalf of a Group Company or in connection with the business of the Group, or which constitutes or forms part of any of its products or services, together with all supporting documentation;

Related Person(s) means:

(a)	in the case of:

(i)	a person (excluding Barclays, any member of the Barclays Group, NWF, Swen, Siemens Energy Limited and General Motors Ventures LLC) which is an undertaking, any group undertakings thereof, in each case from time to time and:

(ii)	Barclays, Barclays and its subsidiaries and subsidiary undertakings;

(iii)	NWF, NWF and its subsidiaries and subsidiary undertakings;

(iv)	Swen, Swen and its subsidiaries and subsidiary undertakings; and

(v)	Siemens Energy Limited, Siemens Energy Limited and its subsidiaries and subsidiary undertakings;

(vi)	General Motors Ventures LLC, General Motors Ventures LLC and its subsidiaries and subsidiary undertakings;

(b)	in the case of a person who is an individual, any spouse, domestic partner and/or lineal descendants by blood or adoption or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor; and

(c)	in the case of a person which is a partnership, the partners of the person or their nominees or a nominee or trustee for the person, any manager of, general partner of or adviser to the person or any investors in a fund which holds interests, directly or indirectly, in the partnership;

Relief means any allowance, credit, exemption, deduction, set-off, or relief from or in computing Tax or any right to the repayment of Tax;

Rolling/Exercise Power of Attorney means the power of attorney (which may be incorporated into the terms of the Option Exercise Notice and/or the RSU Rollover Agreement) authorising any director of the Company to execute this agreement (where applicable) and any other document relating to the contents of this agreement to which the relevant Optionholder is or will be a party and, in the case of an Exercising

Optionholder, to sell such Option Shares to the Buyer on their behalf (in the agreed form prior to Completion);

Rollover Amount means the sum (expressed in pounds sterling) equal to £X, where

X = the Price Per GeoPura Share multiplied by the aggregate number of Options released by the RSU Optionholders in exchange for the grant of restricted share units over shares in the capital of the Parent pursuant to the new Ballard Restricted Share Unit Plan pursuant to the RSU Rollover Agreements;

Rollover RSU Optionholder means a SOP Optionholder who has entered into the RSU Rollover Documents (including through their duly authorised attorney) in respect of some or all of their SOP Options and is identified as such to the Buyer at the same time as delivery of the Allocation Schedule;

RSU Rollover Agreement means for each Rollover RSU Optionholder, an agreement entered into between the Parent, the Company, and the Rollover RSU Optionholder (or their duly authorised attorney) pursuant to which the applicable Option held by such Rollover RSU Optionholder is released in exchange for the grant of restricted share units over shares in the capital of the Parent pursuant to a new Ballard Restricted Share Unit Plan (such number of shares to be subject to the restricted share unit award to be calculated by reference to the Agreed Stock Value and value of an Ordinary Share (and for the avoidance of doubt, the value of which will be limited to the gain on the Options which are being released under the RSU Rollover Agreement calculated as the delta between: (i) the Price Per GeoPura Share multiplied by the number of Ordinary Shares subject to the released part of the Options; and (ii) the aggregate exercise price of the released part of the Options), and such award to vest 12 months from Completion) (in the form to be agreed form prior to Completion);

RSU Rollover Documents means the Rolling/Exercise Power of Attorney and the RSU Rollover Agreement;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

SEC means the United States Securities and Exchange Commission;

Section 431 Election means an election entered into under section 431 ITEPA 2003, disapplying all restrictions applicable to the underlying securities;

Seller’s Proportionate Cash has the meaning given in clause 4.7(b);

Seller’s Proportionate Share means the percentage amount set out in column 3 of the table at Schedule 1, as amended (if applicable) by reference to the Allocation Schedule;

Sellers’ Representative means Andrew Cunningham of Manor Farm, Costock Road, Wysall, Nottinghamshire, NG12 5QT, appointed by and acting on behalf of the Non-Institutional Sellers;

Sellers’ Representative Expense Fund means the sum of £150,000;

Sellers’ Solicitors means Winston Taylor International LLP of 5 New Street Square, London EC4A 3TW;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

Shareholders’ Agreement means the subscription and shareholders’ agreement relating to the Company dated 2 February 2023, entered into between (i) the Subscribers, (ii) the Noteholders, (iii) Andrew Cunningham, (iv) Existing Shareholders; and (v) the Company (each as defined therein);

Shares means the entire issued share capital of the Company immediately prior to Completion;

SOP means the GeoPura Ltd Non-Tax Favoured Share Option Plan adopted by the Company on 27 September 2023;

SOP Option means an Option granted under the SOP;

SOP Optionholder means those persons listed in column (a) of Schedule 14 who are listed as holding SOP Options;

Statement means a document in the format set out in Part 2 of Schedule 11, to be prepared in accordance with clause 6 and the accounting principles and procedures set out in Schedule 10;

Subscription and Noteholder Letter means the subscription and noteholder letter relating to the CLNs dated 22 May 2025 between the Company and the Noteholders (as defined therein);

Subsidiary means a subsidiary undertaking of the Company specified in Schedule 3 and Subsidiaries means all those subsidiary undertakings;

Subrogation Waiver has the meaning given to it in clause 8.1(a);

Swen means Swift UK2 Bidco Limited (a private limited company incorporated in England and Wales with company number 14019201 whose registered office is at C/O Fieldfisher Riverbank House, 2 Swan Lane, London, United Kingdom, EC4R 3TT);

Target Group Material Adverse Effect Event means any event, development or change that has had or is reasonably likely to have, a material adverse effect on the financial condition, prospects or results of operation of the Group (taken as a whole), other than any event, development or change relating to or arising out of:

(a)	save where such event, development or change has a materially disproportionate adverse effect on the Group, taken as a whole, relative to others in the hydrogen-power generation, clean energy and temporary power solutions industries:

(i)	general economic, regulatory or political conditions or conditions in the financial, credit or securities markets (including changes in interest, risk free or currency exchange rates, tariffs, commodity prices or raw material prices, and any stoppage or shutdown of any UK governmental activity or overseas governmental activity in any other jurisdiction in which the business of the Group operates or any default or delays or failure to act by the UK government, the Canadian government and/or any government authority of any jurisdiction in which the business of the Group operates);

(ii)	any acts of God and/or other deity, natural disasters, disease outbreak, epidemic, pandemic, terrorism, hostilities, sabotage, war or any escalation or worsening of acts of terrorism, hostilities or war;

(iii)	any event, development or change in any of the industries or markets in which the business of the Group operates, including cyclical fluctuations and trends;

(iv)	any enactment or proposed enactment of, change or proposed change in, or change or proposed change in interpretation of applicable accounting standards, principles or practices; or

(v)	any change in law or regulation or in its interpretation or administration by the relevant courts, by any Taxation Authority or by any other fiscal, monetary or regulatory authority (whether or not having the force of law),

(b)	the execution, announcement, pendency, performance or consummation of this agreement, the other Transaction Documents or the transactions contemplated hereby or therein, including by reason of the identity of the Buyer or Buyer’s Group or any communication by the Buyer or Buyer’s Group regarding the plans or intentions of the Buyer or Buyer’s Group with respect to the conduct of the business of the Group, and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, to the transactions contemplated by this agreement or the other Transaction Documents;

(c)	action pursuant to or in accordance with this agreement or any other Transaction Document, or which the Buyer has approved, consented to or requested in writing in advance; or

(d)	matters Disclosed in the Exchange Disclosure Letter;

Target Working Capital Amount means £58,149,008;

Tax or Taxation means any tax, and any duty, contribution, impost, withholding, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge or interest connected therewith and includes corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), national insurance and social security contributions, capital gains tax, inheritance tax, value added tax, customs excise and import duties, stamp duty, stamp duty reserve tax, stamp duty land tax, insurance premium tax, air passenger duty, rates and water rates, land fill tax, petroleum revenue tax, advance petroleum revenue tax, gas levy, climate change levy and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation;

Tax Covenant Claim means a claim under clause 2.1 of the Tax Deed;

Tax Deed means a deed of covenant between the Buyer and the Management Sellers in the agreed form;

Tax Warranties means the warranties in paragraphs 20.1 to 20.33 of Schedule 4;

Taxation Authority means any local, municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world having or purporting to have power or authority in relation to Tax including HMRC;

Taxation Statutes means all statutes, statutory instruments, orders, enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees, providing for or imposing any Tax, and shall include any relevant predecessor legislation where that legislation was on substantially the same terms;

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

Tilbury Project means the 1MW hydrogen production facility currently in development and located at the Port of Tilbury;

Trapped Cash means, as at the Effective Time, any cash or cash equivalents which is either:

(a)	not freely usable, capable of being spent, distributed, loaned or released from the account or jurisdiction in which it is situated within a period of two days (including any cash securing rent deposits or other third party deposits, cash held in restricted escrow accounts or cash held as collateral in respect of the obligations of any person); or

(b)	accessible in such manner as described in paragraph (a) above but only subject to deduction or withholding or Tax charge, in which case only the amount of such deduction, withholding or Tax charge shall be deemed Trapped Cash;

Transaction means the transaction(s) contemplated by this agreement and each of the other Transaction Documents;

Transaction Documents means this agreement together with any other documents referred to in this agreement;

TSX means the Toronto Stock Exchange;

TSX Approval Condition means receipt of the TSX’s conditional approval letter conditionally approving the transaction contemplated by this agreement, the listing of the Ballard Consideration Stock issuable immediately following Completion, and any other transactions contemplated by this agreement requiring the approval of the TSX, subject only to the Parent fulfilling the TSX’s customary final listing requirements;

UK Government Entity means:

(a)	any UK Government departments, including their executive agencies, other subsidiary bodies and other parts of UK Government;

(b)	companies wholly owned by UK Government departments and their subsidiaries;

(c)	non-departmental public bodies, other public bodies, public corporations and their subsidiary bodies sponsored by UK Government departments; and

(d)	any successors to any of the entities set out in paragraphs (a), (b) and (c) above or any new bodies which fall within the same criteria, and UK Government Entities shall be construed accordingly;

U.S. Exchange Act means the Securities Exchange Act of 1934, as amended;

U.S. Securities Act means the Securities Act of 1933, as amended;

U.S. Securities Laws means the U.S. Securities Act, the U.S. Exchange Act and all other applicable United States federal and state securities laws, rules and regulations and published policies thereunder, and the rules and policies of NASDAQ;

VWAP means, in respect of the Ballard Stock for any trading day, the volume weighted average price of the Ballard Stock on the TSX and the NASDAQ for such trading day, as reported by Bloomberg;

W&I Insurance Policy means the warranty and indemnity insurance policy entered into between the Buyer and the W&I Insurer in relation to this agreement;

W&I Insurer means Icen Risk Limited;

Warranties means the Fundamental Warranties and the Business Warranties;

Warranty Claim means a claim in respect of a breach of the Warranties;

Workers means the employees, directors, officers, workers and self-employed contractors of the Group; and

Working Capital Amount means the aggregate value (which may be positive or negative) of the current assets of the Group less the aggregate amount of the current liabilities of the Group (in each case as at the Effective Time) comprising those line items set out in the column ‘Working Capital Amount’ in the Pro Forma Completion Accounts (to the extent they do not constitute Cash, Debt, in each case, as at the Effective Time, as set out in the Completion Accounts) and prepared in accordance with clause 6 and on the basis of policies and procedures set out in Schedule 10.

1.2	In this agreement unless the context otherwise requires:

(a)	a group undertaking or an undertaking is to be construed in accordance with section 1161 of the Companies Act 2006, a subsidiary undertaking is to be construed in accordance with section 1162 of the Companies Act 2006 and a subsidiary or holding company is to be construed in accordance with section 1159 of the Companies Act 2006;

(b)	reference to a document in the agreed terms or agreed form is a reference to that document in the form as at the date of this agreement (unless expressly stated herein):

(i)	for all such documents, approved by or on behalf of the Buyer and the Parent (including, in each case by the Buyer’s Solicitors); and

(ii)	where such document is required to be executed by or on behalf of one or more Institutional Seller, approved by or on behalf of each Institutional Seller party to such document (including by such Institutional Seller’s solicitors) and the Sellers’ Representative (including by the Sellers’ Solicitors);

(iii)	where such document is required to be executed by or on behalf of any Non-Institutional Seller personally, approved by the Sellers’ Representative on behalf of that Non-Institutional Seller (including by the Sellers’ Solicitors); and

(iv)	unless otherwise stated where such document is not required to be executed by any Seller, approved by the Sellers’ Representative (including by the Sellers’ Solicitors);

(c)	includes and including shall mean including without limitation;

(d)	a party means a party to this agreement and includes its assignees (if any) and, in the case of an individual, to his or her estate and personal representatives;

(e)	a person includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(f)	reference to a statute or statutory instrument shall be deemed to include any instrument, order, regulation or direction made or issued under it and shall be construed so as to include a reference to the same as it may have been, or may from time to time be, amended, modified, consolidated, reenacted or replaced;

(g)	reference to clauses, paragraphs or Schedules are to clauses and paragraphs of and Schedules to this agreement;

(h)	writing means typed text or legible manuscript text;

(i)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(j)	reference to the time of day is reference to time in London, England.

1.3	The Schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the Schedules.

1.4	In construing this agreement, general words introduced by the word other shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words followed by the word including shall not be given a restrictive meaning by reason of the fact they are followed by particular examples intended to be embraced by the general words.

1.5	References in this agreement to £, pounds or pounds sterling are to the lawful currency of the United Kingdom.

1.6	References in this agreement to $ or USD or dollars are to the lawful currency of the United States of America.

1.7	Subject to clause 1.9, the obligations of each Seller under this agreement are entered into individually by that Seller on its behalf and are made severally and separate from any obligation entered into by any other Seller.

1.8	Any obligation of an Institutional Seller under this agreement to “Procure” or to “Procure that” (in each case where capitalised) any person does or refrains from doing anything shall be construed as an obligation of such Institutional Seller to exercise all voting rights and voting powers available to it or its Related Persons under the Company’s Articles of Association, Shareholders’ Agreement, the CLN Instrument to procure the relevant outcome, in each case subject to applicable law and/or regulatory requirement, and no such obligation shall be construed so as to require such Institutional Seller to fetter the exercise of any fiduciary duties owed by any director or other officer (excluding in respect of a Group Company).

1.9	Each Seller and their related vehicles or Affiliates who are also Sellers (or who become Sellers after the date of this agreement) (including for the avoidance of doubt, Andrew Cunningham and GeoGreen Power Limited) shall be treated as follows:

(a)	any obligation, undertaking, warranty or indemnity of such Seller or such related vehicle and/or Affiliate shall be given jointly and severally by such Seller and such related vehicle and/or Affiliate;

(b)	except where the context requires otherwise, any liability of such Seller and such related vehicle and/or Affiliate (including any cap or other limitation on liability) shall be determined by reference to the aggregate of such Seller’s Proportionate Share and such Seller’s Proportionate Share of the related vehicle and/or Affiliate; and

(c)	any right of set-off, withholding or deduction that the Buyer and/or the Parent may have against such Seller or such related vehicle and/or Affiliate may be exercised against either or both of them.

1.10	Any question of whether a person is connected for the purpose of the definition of Connected Person with another shall be determined in accordance with sections 1122 and 1123 of CTA 2010 (except that in construing sections 1122 and 1123 control has the meaning given by section 1124 or section 450 of CTA 2010 so that there is control whenever section 1124 or 450 requires) which shall apply in relation to this agreement as it applies in relation to CTA 2010 (provided always that the provisions of this agreement as they apply in relation to Barclays, its subsidiaries and subsidiary undertakings shall not be deemed extended to include any other member of the Barclays Group by operation of this clause 1.10, but without prejudice to any provision which expressly relates to Barclays and its Affiliates).

1.11	DB is entering into this agreement at signing solely in his capacity as a Management Seller and, for the avoidance of doubt, DB is not a Seller for the purposes of this agreement as at the date of this agreement (as he does not hold any Shares at such date). Nothing in this clause 1.11 shall prevent DB from becoming an Adhering Seller in accordance with the terms of this agreement following the exercise of his Options immediately prior to Completion. The parties acknowledge and agree that DB enters into this agreement for good and valuable consideration, including (without limitation) the benefit of the covenants and obligations given to him under this agreement and his entitlement to participate in the Transaction as an Adhering Seller in respect of his Options, the receipt and sufficiency of which are hereby acknowledged.

2.	Sale and purchase

2.1	Upon the terms of this agreement and subject to the conditions of this agreement each Seller shall sell the Shares set out opposite that Seller’s name column 2(c) of the Allocation Schedule and the Buyer shall purchase the legal and beneficial interest in the Shares with effect from Completion, together with all accrued rights and benefits attached thereto, free from all Encumbrances and with full title guarantee.

2.2	Each of the Sellers waives (and agrees to procure the irrevocable waiver of) any rights or restrictions conferred upon it or any other person which may exist in relation to the Shares under the articles of association of the Company, the Shareholders’ Agreement or otherwise and shall, before Completion, procure the irrevocable waiver of any such right or restriction conferred on any person who is not a Seller.

2.3	On the date of this agreement, simultaneously with the execution and delivery of this agreement, the Parent shall deliver to the Sellers’ Representative the Parent Guarantee, duly executed by the Parent.

2.4	The Buyer shall not be obliged to complete the purchase of any of the Shares unless the Sellers complete the sale of all of the Shares simultaneously.

2.5	The total consideration for the sale and purchase of the Shares shall be:

(a)	£308,233,661;

(b)	PLUS the amount (if any) of the Cash;

(c)	PLUS the amount (if any) by which the Working Capital Amount exceeds the Target Working Capital Amount;

(d)	LESS the amount (if any) of the Debt;

(e)	LESS the amount (if any) by which the Working Capital Amount is less than the Target Working Capital Amount;

(f)	LESS the Rollover Amount;

(a) to (f) together, the Initial Consideration,

(g)	PLUS the Contingent Consideration Amount (if any),

(together with the Initial Consideration, the Consideration).

2.6	The payment of the Initial Consideration to the Sellers shall be satisfied by:

(a)	the payment in cash by the Buyer to the Sellers on Completion pursuant to clause 5.5(a) of an amount equal to:

(i)	the Estimated Consideration Amount; less

(ii)	(£192,500,000 minus the Estimated Rollover Amount); less

(iii)	the Escrow Amount; less

(iv)	the Sellers’ Representative Expense Fund,

(the Completion Payment) in accordance with clause 2.15;

(b)	the issue to the Sellers of such number of Ballard Rollover Loan Notes as is equal to the Ballard Rollover Loan Note Amount, to such Sellers as is specified in the Allocation Schedule; and

(c)	the operation of clause 2.11; and

(d)	the payment to the Paying Agent’s Account of the Sellers’ Representative Expense Fund in accordance with clause 5.5(f), to be held and applied in accordance with clause 13.9.

2.7	The parties acknowledge and agree that, other than in respect of the LH Option or any Mixed SOP Option, no Exercising Optionholder shall be entitled to Ballard Rollover Loan Notes (or any consideration in non-cash form) in respect of any Option Shares acquired on exercise of such Exercise Option and sold to the Buyer, and shall instead receive an amount of cash equal in value to the Ballard Rollover Loan Notes or such other non-cash consideration they would have received but for this clause 2.7, as set out in the Allocation Schedule.

2.8	On or before Completion, the Buyer shall deposit (or procure the deposit of) the Escrow Amount into the Escrow Account in accordance with the terms of the Escrow Agreement (and the receipt of such sum in the Escrow Account shall be good discharge to the Buyer of its obligation to pay such sum to the Escrow Agent).

2.9	No later than eight Business Days prior to the Completion Date, the Sellers’ Representative shall deliver a draft of the Estimated Completion Statement to each Institutional Seller, setting out the Sellers’ Representative’s bona fide estimates of the Cash, the Debt and the Working Capital Amount, together with reasonable supporting detail and evidence. The Sellers’ Representative shall ensure that each Institutional Seller shall be entitled to provide written comments on the draft Estimated Completion Statement to the Sellers’ Representative within two Business Days of receipt thereof, and the Sellers’ Representative shall have regard to any reasonable comments so received.

2.10	No later than five Business Days prior to the Completion Date, the Sellers’ Representative shall deliver a draft of the Estimated Completion Statement to the Buyer, setting out the Sellers’ Representative’s bona fide estimate of (i) the Rollover Amount, and (ii) the Cash, the Debt and Working Capital Amount, in each case, in accordance with the terms of this agreement (including the accounting policies and procedures set out in Schedule 10) and on the basis of the books and records of the Group (taking into account forecast losses to Completion), together with reasonable supporting detail for the purposes of calculating the Estimated Consideration Amount and the Completion Payment. The Buyer shall be entitled to review and comment on the Estimated Completion Statement and the Sellers’ Representative shall consider any such comments in good faith, provided that the estimates set out in the Estimated Completion Statement as delivered by the Sellers’ Representative shall be used for the purposes of calculating the Completion Payment, unless otherwise agreed in writing by the Sellers’ Representative (on behalf of the Non-Institutional Sellers) and each of the Institutional Sellers. Notwithstanding the foregoing, the Sellers shall incorporate any comments from the Buyer (and shall provide an updated Estimated Completion Statement to the Buyer incorporating such comments) where such comments relate to any manifest error or suspected fraud.

2.11	Within five Business Days of the agreement or determination of the Completion Accounts and the Statement in accordance with the provisions of clause 6:

(a)	if the Estimated Consideration Amount is less than or equal to the Initial Consideration, the Buyer and the Sellers’ Representative shall give joint written instructions to the Escrow Agent to release the entire balance in the Escrow Account (together with any accrued interest thereon) to the Paying Agent’s Account; or

(b)	if the Estimated Consideration Amount is more than the Initial Consideration (the delta between such amounts being the Sellers’ Adjusted Amount) the Buyer and the Sellers’ Representative shall give joint written instructions to the Escrow Agent to release from the Escrow Account:

(i)	to the Buyer’s Account, an amount equal to the Sellers’ Adjusted Amount, together with any accrued interest thereon attributable to such amount; and

(ii)	any remaining balance in the Escrow Account (together with any accrued interest thereon) to the Paying Agent’s Account.

2.12	The Ballard Consideration Stock shall be issued as fully paid and non-assessable, free of all liens and charges and shall be authorised for listing and (subject to the Lock-in Agreements and other than a statutory four month and one day hold period under applicable Canadian Securities Laws and a statutory six month hold period under SEC Rule 144) freely trading on the TSX and NASDAQ.

2.13	The Ballard Consideration Stock shall rank pari passu and be fully fungible in all respects with the Ballard Stock as at Completion.

2.14	The Contingent Consideration Amount shall be calculated and paid to the Sellers in accordance with Schedule 12.

2.15	All cash sums payable under this clause 2 shall be in the case of sums payable to the Sellers, paid by the Buyer by electronic transfer to the Paying Agent’s Account for same day value, the payment by the Buyer of such amounts shall be in absolute discharge of their obligation to pay such sum and the Sellers acknowledge and agree that the Buyer shall not be concerned with and shall have no responsibility of any kind in relation to, the application of any such amounts including the Completion Payment, the Initial Consideration or the Contingent Consideration among the Sellers. Each Seller acknowledges and agrees that payment in accordance with the provisions of this agreement constitutes such Seller’s sole and exclusive entitlement to any payment in connection with the sale of its Shares under this agreement, and each Seller irrevocably accepts and agrees to the allocations of the Consideration (including the Completion Payment, the Ballard Rollover Loan Notes and the Contingent Consideration Amount) as between the Sellers as set out in, and determined in accordance with, this agreement and the Allocation Schedule.

2.16	Any payment due in respect of any claim made by the Buyer against a Seller or the Sellers under this agreement or any other Transaction Document shall, to the maximum extent permitted by law, be treated as a reduction in the Consideration payable by the Buyer relating to the sale of the relevant Shares in respect of which the claim has arisen.

2.17	The Buyer may set off the amount of any claim that the Buyer or any member of the Buyer’s Group has against a Seller under or in connection with this agreement or any other Transaction Document against amounts payable by the Buyer to such Seller following Completion in respect of such Seller’s Proportionate Share of the Contingent Consideration Amount, provided that such set off shall only be exercised in respect of amounts which have been:

(a)	agreed in writing between the Buyer and the relevant Seller or determined by a court of competent jurisdiction which has awarded judgement (a Determined Claim); or

(b)	the subject of a determination by a barrister of at least 10 years’ call to the Bar of England and Wales, appointed by the Buyer (the Set-off Barrister), to the effect that the Buyer is reasonably likely to succeed in respect of the applicable claim(s) in an amount specified in the Set-off Barrister’s determination (a Provisional Determination), in which case the amount which may be set off shall not exceed the amount specified in the Provisional Determination.

2.18	The Set-off Barrister shall act as an expert and not as an arbitrator. The Set-off Barrister shall render his or her Provisional Determination within 40 Business Days of appointment (or such longer period as the Buyer and the relevant Seller may agree in writing). If the Set-off Barrister determines that the Buyer is reasonably likely to succeed in respect of the relevant claim(s), the costs of such Set-off Barrister shall be deducted from any Contingent Consideration otherwise due to the relevant Seller. However, if the Set-off Barrister does not determine that the Buyer is reasonably likely to succeed in respect of the relevant claim(s), the costs of the Set-off Barrister shall be borne by the Buyer.

2.19	Where any amount has been set off by the Buyer pursuant to a Provisional Determination and the relevant claim is subsequently: (i) withdrawn or discontinued by the Buyer; (ii) determined by a court of competent jurisdiction in favour of the relevant Seller (or otherwise not in favour of the Buyer); (iii) settled on terms which result in the amount agreed to be paid by the relevant Seller being less than the amount set off pursuant to the Provisional Determination, then the Buyer shall, within ten (10) Business Days of such withdrawal, discontinuation, determination or settlement (as applicable), pay to the relevant Seller an amount equal to:

(a)	in the case of sub-paragraphs (i) and (ii), the full amount so set off; or

(b)	in the case of sub-paragraph (iii), the amount by which the sum set off exceeded the amount agreed to be paid by the relevant Seller pursuant to such settlement,

in each case together with any interest accrued on such amount from the date on which the relevant set off was applied to the date of payment by the Buyer to the relevant Seller.

2.20	Any amounts set off pursuant to clause 2.17 (whether pursuant to a Determined Claim or a Provisional Determination) shall be treated as having been paid to the relevant Seller to the extent of such set off (subject, in the case of a Provisional Determination, to the Buyer’s obligation to make any repayment pursuant to clause 2.19).

3.	Conditions

3.1	Completion is conditional upon the fulfilment of each of the Conditions as follows:

(a)	either:

(i)	following the notification of the Transaction in accordance with the requirements of the NSIA 2021 and this agreement, the Secretary of State, as defined in section 65 of the NSIA 2021 (the Secretary of State) notifying the Buyer and/or Parent in accordance with section 14(8)(b)(ii) NSIA 2021 that no further action will be taken in relation to the Transaction; or

(ii)	in the event that a call-in notice is given by the Secretary of State under section 14(8)(b)(i) of the NSIA 2021 in relation to the Transaction, the Secretary of State either:

(A)	giving a final notification under section 26(1)(b) of the NSIA 2021 confirming that no further action will be taken in relation to Transaction (or any part thereof) under the NSIA 2021; or

(B)	making a final order under section 26(1)(a) of the NSIA 2021 permitting the Transaction to proceed subject to provisions which are acceptable to the Buyer (acting reasonably) (and all provisions contained in such final order that are necessary for completion of the Transaction having been satisfied or complied with); or

(iii)	the Secretary of State confirming to the Buyer and/or Parent that the Transaction is not a notifiable acquisition within the meaning of section 6(2) of the NSIA 2021.

(the NSIA Condition);

(b)	all other merger control clearances identified by the Buyer (acting reasonably and in good faith) as being required by mandatory applicable law in connection with the Transaction or any part of it or any matter arising from it as a result of [REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer] having been obtained unconditionally or on terms acceptable to the Buyer (acting reasonably and in good faith), where the failure to obtain such a clearance would render the Buyer or Seller liable to potential civil or criminal sanction or penalty or make the Transaction or any part of it or any matter arising from it invalid (the Merger Control Condition, and together with the NSIA Condition, the Regulatory Conditions);

(c)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(d)	the TSX Approval Condition;

(e)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(f)	the conversion of all CLNs, and the issue of conversion shares pursuant to such conversion, in accordance with the terms of the CLN Instrument as varied by the CLN Variation Deed;

(g)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(h)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(i)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(j)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(k)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(l)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(m)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];.

(n)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(o)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(p)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(q)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(r)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(s)	the receipt by the Buyer of such turnover information as the Buyer may reasonably require of HyMarnham Power and HyMarnham Power Nottingham to enable the Buyer to assess whether any mandatory pre-closing merger control filing obligations arise in connection with the Transaction or any part of it or any matter arising from it [REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer] (the HyMarnham Information Condition); and

(t)	service of the notices referenced in clause 4.14 to every Optionholder.

3.2	The Buyer shall be entitled, by written notice to the Sellers’ Representative, in its sole discretion to waive any or all of the Conditions, other than the NSIA Condition, the TSX Approval Condition and the CLN Conversion Condition.

3.3	The Management Sellers undertake to use their reasonable endeavours to procure the fulfilment of the Conditions as soon as reasonably practicable following the date of this agreement, and, in any event, before the Longstop Date. The Management Sellers shall:

(a)	consult and co-operate with the Buyer and the Parent, including to enable the Buyer and Parent to prepare and submit all filings, notification and submissions to a Regulatory Authority in relation to the Regulatory Conditions as soon as reasonably practicable;

(b)	promptly provide, or use reasonable endeavours to procure that JG Pears provides (including through the reasonable exercise of contractual rights), to the Buyer, Parent or the Buyer’s Solicitors all data, documents, information and assistance which the Buyer, the Parent or the Buyer’s Solicitors reasonably request for the purposes of determining in which jurisdictions any merger control filings may be necessary for the purposes of satisfying the Merger Control Condition and procuring the fulfilment of the Conditions;

(c)	make available appropriate representatives for meetings, hearings and telephone, video or other conversations with a Regulatory Authority; and

(d)	not take or omit to take any action or enter into any other agreement or arrangement that might reasonably be expected to make it more difficult to fulfil the Conditions, or delay the fulfilment of the Conditions,

(e)	procure that the Exercising Optionholders adhere to this agreement as a Seller.

3.4	Each Seller (other than the Management Sellers) undertakes to the Buyer and the Parent to use its reasonable endeavours to Procure the fulfilment of the Conditions in accordance with the terms of this agreement.

3.5	The Buyer undertakes to use its reasonable endeavours to procure the fulfilment of the Conditions set out in clause 3.1 by the Longstop Date. In particular, and subject to the Management Sellers’ cooperation in accordance with clause 3.3, the Buyer shall:

(a)	in relation to the Regulatory Conditions:

(i)	make all necessary filings to, respond to requests for further information from, and if appropriate attend any meetings or calls with, the relevant Regulatory Authority as may be reasonably necessary. However, for the avoidance of doubt, the Buyer and the Parent shall not be required to propose, offer, agree or accept any provisions, conditions, remedies, restrictions, requirements, obligations, commitments or undertakings as may be required for the purposes of procuring fulfilment of the NSIA Condition and the Merger Control Condition unless the Buyer and/or Parent decides in its absolute discretion to do so (acting reasonably).;

(ii)	provide the Sellers’ Representative with reasonable prior notice of any meetings, hearings, telephone calls, video conferences or other communications with a Regulatory Authority relating to a Regulatory Condition and, where the Buyer and/or the Parent determines (acting reasonably and in good faith) that attendance by the Sellers’ Representative and/or other representatives of the Company would be desirable or necessary, permit the Sellers’ Representative and/or representatives of the Company to attend and participate in such meeting, hearing or call;

(iii)	before sending any material filing, notification or submission to a Regulatory Authority, provide a draft copy to the Sellers’ Representative, allow reasonable time for the Sellers’ Representative to provide comments thereon and take account of the Sellers’ Representative’s material and reasonably provided comments thereon prior to submission to the relevant Regulatory Authority; and

(iv)	provide the Sellers’ Representative with copies of material filings, notifications and written communications received by it from, or sent by it to, a Regulatory Authority; and

(b)	not between the date of this agreement and the Completion Date take any action that might reasonably be expected to make it more difficult to fulfil the Conditions, or delay the fulfilment of the Conditions.

3.6	Subject to clause 11, the parties agree that any confidential or commercially sensitive information to be provided under this clause 3 may be disclosed on a confidential “counsel to counsel” basis only between the Buyer’s Solicitors and the Sellers’ Solicitors.

3.7	Each party shall keep the other parties (which in the case of the Sellers, will be satisfied by notifying the Sellers’ Representative) advised of the progress towards the satisfaction of the Conditions and as soon as reasonably practicable after becoming aware of a fact or circumstance that might reasonably be expected to prevent or delay any of the Conditions being satisfied, each party shall inform the other parties (which in the case of the Sellers, will be satisfied by notifying the Sellers’ Representative) of such fact or circumstance.

3.8	If any of the Conditions (save for those compliance with which has been waived in accordance with clause 3.2) has not been fulfilled on or before the applicable Longstop Date (being the Initial Longstop Date or, where the automatic extension pursuant to paragraph (b) of the definition of Longstop Date has been triggered, the Extended Longstop Date), this agreement shall terminate with effect from that date.

3.9	If this agreement terminates in accordance with clause 3.8 then the obligations of the Parties under this agreement, save for those under this clause 3.9 and clauses 1, 11, 12, 15 and 19 to 26 (inclusive), shall automatically terminate save that the rights and liabilities of the Parties which have accrued prior to termination shall continue to subsist.

3.10	The Buyer shall keep the Sellers’ Representative advised of the progress towards the satisfaction of its obligations under clause 3.1(a) and as soon as reasonably practicable after becoming aware of a fact or circumstance that might prevent any of the Conditions being satisfied shall inform the Sellers’ Representative of such fact, matter or circumstance.

3.11	The Sellers’ Representative shall keep the Buyer and each Institutional Seller advised of the progress towards the satisfaction of its obligations under clause 3.1(a) and as soon as reasonably practicable after becoming aware of a fact or circumstance that might prevent any of the Conditions being satisfied, shall inform the Buyer and each Institutional Seller of such fact, matter or circumstance.

3.12	On the Buyer or the Sellers’ Representative becoming aware that a Condition has been satisfied or waived, it shall promptly (and in any event within two Business Days notify the other (and, in the case of satisfaction or waiver of the last of the Conditions, the Sellers’ Representative shall notify all of the Sellers) in writing upon it becoming aware of the satisfaction or waiver (as applicable).

3.13	Within 10 Business Days of the satisfaction of the HyMarnham Information Condition, the Buyer shall notify the Sellers’ Representative in writing of each jurisdiction (if any) in which a mandatory pre-closing merger control filing obligation arises (a Required Filing Jurisdiction). If no Required Filing Jurisdiction is identified, the Merger Control Condition shall be deemed satisfied with immediate effect. If the Buyer fails to deliver such notification within 10 Business Days, the Merger Control Condition shall be deemed waived with immediate effect.

3.14	In respect of each Required Filing Jurisdiction, as soon as reasonably practicable but (subject to the Sellers complying with their obligations under clauses 3.3 and 3.4) in any event within 20 Business Days of the notification under clause 3.13 above, the Buyer shall submit a draft or formal filing (as applicable) to the relevant Regulatory Authority and shall promptly provide the Sellers’ Representative with a copy. If the Buyer fails to submit a relevant filing within 20 Business Days (in circumstances where the Management Sellers and Sellers have complied with their obligations under clauses 3.3 and 3.4 and other than as a result of any act or omission of the Sellers or any Group Company), the Sellers’ Representative may, by written notice to the Buyer, deem the Merger Control Condition waived in respect of the relevant jurisdiction.

4.	Period to completion

4.1	During the Interim Period, each of the Management Sellers undertakes, and shall each procure that each Group Company shall:

(a)	operate its business and activities in the ordinary and usual course of business and consistent with past practice; and

(b)	comply with each of the undertakings set out in Schedule 8.

4.2	Each Seller undertakes to the Buyer, during the Interim Period, to not exercise any of its rights under the Shareholders Agreement in their capacity as shareholder of the Company or take any action that is knowingly inconsistent with the Management Sellers’ undertakings in clause 4.1, and to Procure that each Group Company complies with each of the undertakings set out in Schedule 8.

4.3	Clauses 4.1 and 4.2 shall not apply in respect of, or operate to restrict or prevent:

(a)	any action taken at the written request of or with the prior written permission of the Buyer;

(b)	any matter expressly required pursuant to the terms of any Transaction Document or any document in the agreed form;

(c)	any action taken in respect of the completion or performance of any obligations undertaken pursuant to and in accordance with any Disclosed contract, agreement or arrangement entered into before the date of this agreement;

(d)	any matter strictly required in order to comply with any applicable statutes, statutory instruments, orders, enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees or any order by a court or judicial body of competent jurisdiction;

(e)	any matter required in writing by any regulatory authority or any Taxation Authority;

(f)	any payment, which is due and payable at the time of payment, being made by any Group Company for or in respect of any Tax for which the relevant Group Company is liable to make payment

(g)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the bona fide intention of minimising any adverse effect on the Group thereof (and of which the Buyer is notified promptly in writing thereafter (being no later than two Business Days thereafter));

(h)	any action taken by the Company pursuant to and in accordance with clause 4.6; or

(i)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer].

4.4	During the Interim Period, the Buyer undertakes, and shall procure that each member of the Buyer Group shall:

(a)	operate its business and activities in all material respects in the ordinary and usual course of business and consistent with past practice; and

(b)	not subdivide, reclassify and/or redesignate any shares in the capital of the Parent without the written consent of the Sellers’ Representative.

4.5	Clause 4.4 shall not apply in respect of, or operate to restrict or prevent:

(a)	any action taken at the written request of or with the prior written permission of the Sellers’ Representative and each Institutional Seller;

(b)	any matter expressly required pursuant to the terms of any Transaction Document or any document in the agreed form;

(c)	any matter strictly required in order to comply with any applicable statutes, statutory instruments, orders, enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees or any order by a court or judicial body of competent jurisdiction; or

(d)	any matter reasonably undertaken by any member of the Buyer’s Group in an emergency or disaster situation with the bona fide intention of minimising any adverse effect on the Buyer’s Group thereof (and of which the Sellers are notified promptly in writing thereafter (being no later than two Business Days thereafter)).

4.6	If the Interim Period exceeds 30 Business Days (the Extended Interim Period), the following provisions shall apply:

(a)	the Sellers’ Representative may give written notice to the Buyer (a Funding Notice) setting out in reasonable detail the amount of additional funding which the Company requires in order to fund its ongoing operations and working capital requirements during the remainder of the Interim Period (the Required Funding), if the Sellers’ Representative considers (acting reasonably and in good faith) that the existing funding available to the Group is not sufficient for such requirements.

(b)	Within 10 Business Days of receipt of the Funding Notice, the Buyer may notify the Sellers’ Representative in writing of the terms on which it or the Parent is willing to provide or procure the provision of the Required Funding (whether by way of a loan facility or otherwise on terms to be agreed between the Buyer, the Parent and the Company, each acting reasonably and in good faith) (a Buyer Funding Offer).

(c)	If the Buyer or Parent does not make a Buyer Funding Offer within the period specified in clause 4.6(b), or notifies the Sellers’ Representative in writing that it does not wish to provide or procure the provision of the Required Funding, or if the Buyer or the Parent (as applicable) and the Company cannot agree the terms of the Buyer Funding Offer (acting reasonably and in good faith) within 10 Business Days of the Buyer or Parent first proposing the terms of the Buyer Funding Offer, the Sellers shall be entitled to direct the Company to raise the Required Funding (and no more than the Required Funding) by way of any one or more of the following:

(i)	a loan from one or more existing shareholders of the Company on arm’s length terms, provided that:

(A)	such loan shall be made in accordance with the terms of the Company’s articles of association, the Shareholders’ Agreement, the Subscription and Noteholder Letter, the CLN Instrument and the CLN Variation Deed (including any pre-emption or participation rights contained therein);

(B)	any such loan shall not be secured by way of any Encumbrance over any assets of any Group Company without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed);

(C)	where a Buyer Funding Offer has been made, such loan shall be on terms no more favourable to the lender than those offered by the Buyer or Parent pursuant to clause 4.6(b) (including for the avoidance of doubt, following the negotiation of such terms between the Buyer or the Parent (as applicable) and the Company); and

(D)	such shareholder loan shall be repaid in full on or prior to Completion; and

(ii)	new third party debt on arm’s length terms, provided that:

(A)	any such debt shall not be secured by way of any Encumbrance over any material assets of any Group Company without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed);

(B)	where a Buyer Funding Offer has been made, such debt shall be on terms no more favourable to the lender than those offered by the Buyer or Parent pursuant to clause 4.6(b) (including for the avoidance of doubt, following the negotiation of such terms between the Buyer or the Parent (as applicable) and the Company); and

(C)	such third party debt shall be repaid in full on or prior to Completion; or

(iii)	where a Buyer Funding Offer has been made, by accepting the Buyer Funding Offer, provided that the Company must accept the Buyer Funding Offer if the terms of the Buyer Funding Offer are substantially identical to the terms proposed under clauses 4.6(c)(i) or 4.6(c)(ii); and

(d)	any action taken by the Company in compliance with and pursuant to this clause 4.6 shall not constitute a breach of clause 4.1, 4.2 or Schedule 8 or any other provision of this agreement.

4.7	No later than 10 Business Days prior to the Completion Date, the Sellers’ Representative shall deliver a draft of the Allocation Schedule to each Institutional Seller. Each Institutional Seller shall be entitled to provide written comments on the draft Allocation Schedule to the Sellers’ Representative within two Business Days of receipt thereof, and the Sellers’ Representative shall have regard to any reasonable comments so received. The Allocation Schedule shall:

(a)	be prepared in compliance with, and by reference to, the provisions of the article 6.1 of the Company’s articles of association and the CLN Variation Deed, such that each Seller’s Proportionate Share is determined in accordance with those provisions and reflects the entitlement of each Seller to the aggregate Initial Consideration as if it were distributed in accordance with those provisions on Completion;

(b)	include a column showing the allocation of the Completion Payment and the Escrow Amount between the Sellers, which shall set out, in respect of each Seller, the portion of the Completion Payment to be paid (and the portion of the Escrow Amount deemed to be paid) to that Seller in cash (the Seller’s Proportionate Cash), such that the aggregate of all Seller’s Proportionate Cash equals the total Completion Payment plus the Escrow Amount;

(c)	be prepared such that, in respect of each Seller, the aggregate value of: (i) such Seller’s Proportionate Cash; and (ii) the number of shares of Ballard Consideration Stock allocated to such Seller (being the shares of Ballard Consideration Stock to be received by such Seller upon exercise of the relevant put or call option pursuant to the Rollover Put and Call Agreement) multiplied by the Agreed Stock Value, equals such Seller’s Proportionate Share of the aggregate Consideration (excluding, for the avoidance of doubt, any Contingent Consideration Amount), it being acknowledged that different Sellers may receive different proportions of cash and Ballard Consideration Stock provided that the aggregate value of each Seller’s total allocation (determined in accordance with this paragraph) is equal to such Seller’s Proportionate Share of the aggregate Consideration.

(d)	be prepared such that any difference in the proportion of cash and Ballard Consideration Stock received by each Seller (being the shares of Ballard Consideration Stock to be received by such Seller upon exercise of the relevant put or call option pursuant to the Rollover Put and Call Agreement) as against any other Seller shall arise only: (i) by operation of clause 4.7(a) (including the application of the liquidation preferences and distribution mechanics set out in article 6.1 of the Company’s articles of association and the CLN Variation Deed); or as otherwise expressly contemplated by the mechanics of this agreement (including, without limitation, the option mechanics set out in clauses 2.7 and 5.6 and the provisions of Schedule 14).

4.8	No later than seven Business Days prior to the Completion Date, the Sellers’ Representative shall deliver: (i) the Allocation Schedule to the Buyer, setting out the shareholders of the Company immediately prior to Completion (including the number and class of shares held by each), and conversion of all convertible instruments, including the CLNs, and issue of all of the Exercise Options; and (ii) the list of Exercise Options, Mixed SOP Options and Rollover RSU Optionholders and the extent to which their SOP Options will be released and exchanged).

4.9	The Sellers’ Representative undertakes to notify the Buyer, Parent (and each Institutional Seller) in writing as soon as reasonably practicable (and in any event within two Business Days of becoming aware) of:

(a)	any event or circumstance which is a breach of the matters set out in Schedule 8;

(b)	any circumstances or events which occur which might reasonably be expected to give rise to the exercise by the Buyer of its rights pursuant to clause 4.11; or

(c)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer]; and

(d)	any counterparty to a Material Contract having given notice or otherwise indicated that they intend to terminate the relevant Material Contract.

4.10	Pending Completion the Buyer and any person authorised by it shall be given reasonable access to the books and records of each Group Company and the directors and employees of each Group Company shall be instructed to give all such information and explanations as the Buyer or any such person acting on the Buyer’s behalf may reasonably request.

4.11	If:

(a)	there is a breach of a Fundamental Warranty (including if such Fundamental Warranty was repeated at any time during the Interim Period by reference to the facts and circumstances then subsisting); or

(b)	any event, development or change occurs that has had, or is reasonably likely to result in, a Target Group Material Adverse Effect Event,

the Buyer shall be entitled (in addition and without prejudice to any other rights or remedies it may have against the Sellers under this agreement or otherwise) to elect by notice in writing to the Sellers not to complete the purchase of the Shares, in which event this agreement shall automatically terminate save that the rights and liabilities of the Parties which have accrued prior to termination shall continue to subsist including those under this clause 4.11 and clauses 1, 11, 12, 15 and 19 to 26 (inclusive).

4.12	If:

(a)	there is a breach of a Parent Fundamental Warranty (including if such Parent Fundamental Warranty was repeated at any time during the Interim Period by reference to the facts and circumstances then subsisting);

(b)	there is a breach of a Buyer Fundamental Warranty (including if such Buyer Fundamental Warranty was repeated at any time during the Interim Period by reference to the facts and circumstances then subsisting); or

(c)	any event, development or change occurs that has had, or is reasonably likely to result in, a Parent Material Adverse Effect Event,

the Sellers’ Representative (on behalf of the Non-Institutional Sellers) and the Institutional Sellers (acting together) shall be entitled (in addition and without prejudice to any other rights or remedies the Sellers may have against the Buyer and/or Parent under this agreement or otherwise) to elect, by notice in writing to the Buyer and Parent, not to complete the sale of the Shares, and upon any such notice being given by the Sellers’ Representative, this agreement shall automatically terminate save that the rights and liabilities of the Parties which have accrued prior to termination shall continue to subsist including those under this clause 4.12 and clauses 1, 11, 12, 15 and 19 to 26 (inclusive).

4.13	At least five Business Days prior to the Completion Date, the Sellers’ Representative, acting reasonably and in good faith, shall provide to the Buyer (and each Institutional Seller) a draft of the Completion Disclosure Letter.

4.14	As soon as reasonably practicable, the Sellers’ Representative shall or shall procure that the Company shall send to each Optionholder a notice (to be in agreed form prior to Completion) setting out their choices in relation to their Options being : (i) in relation to All-Cash Options, to exercise such Options and sell the underlying Option Shares or take no action; (ii) in relation to all SOP Options that are not All-Cash Options, to exercise such Options and sell the underlying Option Shares and/or enter into the Rollover RSU Documents in relation to such Options, or take no action; and (iii) in relation to the LH Option, to exercise such LH Option and sell the underlying Option Shares, or take no action. It is understood and acknowledged that this agreement is intended to constitute a general offer for the purposes of Schedule 4 ITEPA 2003.

4.15	Upon delivery of the duly signed Deed of Adherence in respect of the Ordinary Shares held by the Exercising Optionholders, the relevant Adhering Seller shall without further formality be bound by this agreement in all respects as if the Adhering Seller were a party to this agreement as a Seller and an Adhering Seller and shall assume all the rights and obligations thereof under this agreement.

5.	Completion

5.1	Completion shall take place at the offices of the Buyer’s Solicitors (or remotely via electronic exchange of executed documents) on:

(a)	the date which is the last Business Day of the calendar month in which the Conditions (other than the CLN Conversion Condition) have been satisfied or waived in accordance with clause 3, provided that such date is at least 10 Business Days after the date on which all such Conditions have been satisfied or have been waived in accordance with clause 3; or

(b)	where paragraph 5.1(a) does not apply, the date which is the last Business Day of the calendar month following the month in which the Conditions (other than the CLN Conversion Condition) have been satisfied or waived in accordance with clause 3; or

(c)	such other date as is agreed in writing between the Buyer, the Parent, the Sellers’ Representative and each Institutional Seller,

subject to the CLN Conversion Condition having been satisfied in accordance with clause 3 on or prior to such date.

5.2	On Completion, each of the Sellers shall deliver to the Buyer:

(a)	share transfer instruments (in the agreed terms) relating to all the Shares held by it, duly executed in favour of the Buyer (or as it may direct);

(b)	share certificates relating to the Shares held by it (or an indemnity in lieu thereof in the agreed terms), in each case to the extent issued (it being acknowledged that the Company shall not issue share certificates in respect of any Shares issued pursuant to the CLN Conversion Condition);

(c)	a duly executed voting power of attorney in agreed form in respect of the Shares held by it;

(d)	save in respect of National Wealth Fund Limited, who is not a counterparty thereto, its duly executed counterpart to the deed of termination of the Shareholders’ Agreement in the agreed form prior to Completion, in each case to the extent such Seller is a party to such deed;

(e)	its duly executed Rollover Put and Call Agreement;

(f)	its duly executed Lock-in Agreement between each such Seller (and/or its Affiliate (as applicable)), the Company and the Parent;

(g)	a Deed of Adherence duly executed by each Exercising Optionholder;

5.3	On Completion, the Sellers’ Representative shall deliver to the Buyer:

(a)	an updated register of members of the Company reflecting the members immediately prior to Completion and following the issue of the Option Shares, and conversion of all convertible instruments, including the CLNs;

(b)	a counterpart to the Completion Disclosure Letter, duly executed by the Management Sellers;

(c)	a copy of any power of attorney under which any Transaction Document has been executed on behalf of any Seller (to the extent not already provided at or around the date of this agreement);

(d)	a counterpart to the Escrow Agreement, duly executed by the Sellers’ Representative and each Seller required to execute the Escrow Agreement;

(e)	a counterpart of the deed of termination of the Shareholders’ Agreement in the agreed form prior to Completion, duly executed by the Company;

(f)	resignation letter in the agreed terms, duly executed as deeds by each of the resigning directors or secretary as notified to the Sellers’ Representative by the Buyer in writing at least two Business Days prior to Completion;

(g)	the common seals, certificates of incorporation and statutory books and share certificate books of each Group Company;

(h)	the company authentication code of the Company and the Subsidiaries incorporated in the UK issued by Companies House for electronic filing purposes, if applicable, or equivalent for Group Companies incorporated in a foreign jurisdiction; and

(i)	a counterpart to the Tax Deed, duly executed by the Management Sellers;

(j)	in relation to each Exercising Optionholder, the Option Exercise Documents (and (or including, as applicable) a Rolling/Exercise Power of Attorney);

(k)	where the exercise of an Option by an Exercising Optionholder will give rise to any Option Tax Liability, to the extent such amount cannot be withheld under clause 5.6 below, proof of payment of the difference between the amount of such

Option Tax Liability and the Option Tax Liability to be withheld under clause 5.6 by such Exercising Optionholder to the Company;

(l)	in relation to each Rollover RSU Optionholder, a fully executed Rolling/Exercise Power of Attorney and an RSU Rollover Agreement (as applicable) signed by the applicable Rollover RSU Optionholder and the Company;

(m)	in relation to any Seller who is an Optionholder in respect of their Option Shares and any Sellers who is acquiring Ballard Rollover Loan Notes and is a current, former, or prospective employee or office holder of the Company subject to tax in the UK, a Section 431 Election in respect of such issue of Option Shares or Ballard Rollover Loan Notes; and

(n)	evidence to the reasonable satisfaction of the Buyer that the Company has made any withholding or deduction as required by law in respect of the conversion of the CLNs, and, to the extent such amount is due to be accounted to the relevant Tax Authority on a date prior to Completion, accounted to the relevant Tax Authority for such withholding or deduction.

5.4	At or prior to Completion (and prior to the taking effect of the resignations of the directors (if applicable) in clause 5.3(f)), each Seller shall Procure the passing of board resolutions of each Group Company in the agreed terms prior to Completion:

(a)	in respect of the Company only, sanctioning for registration (subject where necessary to due stamping) the transfers in respect of the Shares;

(b)	authorising the delivery to the Buyer of share certificates in respect of the Shares;

(c)	appoint such persons as notified to the Sellers’ Representative by the Buyer in writing at least two Business Days prior to Completion to be directors and the company secretary of each Group Company;

(d)	accept the resignations of any resigning directors or secretary as notified to the Sellers’ Representative by the Buyer in writing at least two Business Days prior to Completion;

(e)	resolving that the registered office of each Group Company be changed to such address as notified to the Sellers’ Representative by the Buyer in writing at least two Business Days prior to Completion;

(f)	changing the accounting reference date of each Group Company to such address as notified to the Sellers’ Representative by the Buyer in writing at least two Business Days prior to Completion; and

(g)	approving the issue of Option Shares to the Exercising Optionholders as well as the update of the statutory registers reflecting the issue and allotment of the Option Shares to the Exercising Optionholders.

5.5	On or, in the case of paragraph (i) below, prior to Completion, subject to the satisfaction of clauses 5.2 and 5.3 and immediately following such satisfaction, and subject to clause 5.6 the Buyer or the Parent (as applicable) shall:

(a)	pay in cash the Completion Payment to the Paying Agent’s Account in accordance with clause 2;

(b)	deliver direct registration statement advices to the Sellers (or, where a Seller has nominated an Affiliate to receive Ballard Consideration Stock under the Rollover

Put and Call Agreement, to such nominated Affiliate) representing the Ballard Consideration Stock, in accordance with the registration instructions specified in column 4 of the table in Part I of Allocation Schedule (or as otherwise notified to the Buyer and the Parent under the Transaction Documents);

(c)	deliver to the Sellers’ Solicitors a counterpart of the Completion Disclosure Letter, duly executed by the Buyer;

(d)	deliver to the Sellers’ Solicitors a counterpart of the Escrow Agreement, duly executed by the Buyer;

(e)	deliver to the Sellers’ Solicitors evidence that the Escrow Amount has been deposited into the Escrow Account in accordance with the Escrow Agreement and clause 2.8; and

(f)	deliver to the Sellers’ Solicitors the duly executed Ballard Rollover Loan Note Instrument and Rollover Put and Call Agreement;

(g)	pay the Sellers’ Representative Expense Fund by electronic funds transfer to the Paying Agent’s Account, to be held and applied in accordance with clause 13.9;

(h)	deliver to the Sellers an extract of the W&I Insurance Policy containing the Subrogation Waiver;

(i)	deliver to the Sellers’ Solicitors a counterpart of the Tax Deed, duly executed by the Buyer; and

(j)	deliver to the Sellers or Sellers’ Solicitors a counterpart of each RSU Rollover Agreement, duly executed by the Parent.

5.6	Each Exercising Optionholder irrevocably authorises the Buyer and/or the Company and/or the Paying Agent, as applicable, in accordance with, and subject to, the terms of the Exercising Optionholder’s Option Exercise Documents, to withhold from the amount of Initial Consideration payable to them under clause 2 and this clause 5, an amount equal to (and in full and final satisfaction of):

(a)	the Option Exercise Price payable by such Exercising Optionholder; and

(b)	(to the extent possible) the amount of any Option Tax Liability due in relation to such Exercising Optionholder;

together the Aggregate Option Exercise Amount) and each Exercising Optionholder agrees that the Aggregate Option Exercise Amount so payable to the Company in respect of any Exercising Optionholder shall be deducted from the cash amount otherwise payable to that Exercising Optionholder for their Option Shares as set out above and paid to the Company on their behalf on the date of Completion, and the Buyer agrees to procure that the Company or relevant Group Company shall pay any Option Tax Liability to the relevant Taxation Authority.

5.7	All documents and items delivered at or prior to Completion shall be held by the recipient to the order of the party(ies) delivering the same until such time as Completion shall be deemed to have taken place. The Buyer shall not be obliged to instruct payment of, or be taken to have made payment of, the Completion Payment or the Seller’s Representative Expense Fund, unless and until all documents and items required to be delivered by or on behalf of the Sellers pursuant to clauses 5.2, 5.3 and 5.4 have been delivered in accordance with their terms (or waived in writing by the Buyer).

5.8	If any of the obligations of the Sellers under clause 5.2 to 5.4 (inclusive) or the Buyer or the Parent under clause 5.5 are not complied with on Completion (save where the Buyer or the Parent has not complied with its clause 5.5 obligations as a result of any Seller’s non-compliance with clause 5.2 and/or 5.4) the Buyer or Parent (if not in default) or the Sellers (if they are not in default) may by notice in writing to the other:

(a)	without prejudice and in addition to any other right or remedy that it may have hereunder, defer Completion to the date which is the last Business Day of the calendar month following the month in which Completion was meant to occur pursuant to this clause 5 but for the said default (and so that the provisions of this clause 5, apart from this clause 5.8(a), shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

(c)	terminate this agreement without prejudice to the rights and liabilities which accrued prior to termination which shall continue to subsist including those under this clause 5.8(c) and clauses 11, 12, 15 and 19 to 26 (inclusive).

5.9	Each Seller acknowledges that, immediately following Completion until such time as the transfer(s) of its Shares have been registered in the register of members of the Company, each Seller will hold those Shares registered in its name on trust for and as nominee for the Buyer or its nominees and each Seller undertakes to hold all dividends and distributions and exercise all voting rights available in respect of those Shares in accordance with the directions of the Buyer or its nominees.

6.	Completion Accounts

6.1	The Buyer shall procure that the Company prepares drafts of the Completion Accounts and the Statement in the format set out in Schedule 11, on the basis of the accounting policies and procedures set out in Schedule 10 and deliver them to the Sellers’ Representative on behalf of all Sellers within 60 Business Days of Completion, together with reasonable supporting detail and working papers reasonably required for the purposes of reviewing the draft Completion Accounts and Statement.

6.2	The Sellers’ Representative shall deliver a copy of the draft Completion Accounts and the draft Statement to each Institutional Seller as soon as reasonably practicable (and in any event within two Business Days) after receipt thereof from the Buyer pursuant to clause 6.1. Each Institutional Seller shall notify the Sellers’ Representative in writing within ten Business Days of receipt thereof whether it accepts or does not accept the draft Completion Accounts and the draft Statement. If any Institutional Seller fails to notify the Sellers’ Representative of its acceptance or non-acceptance within such 10 Business Day period, that Institutional Seller shall be deemed to have accepted the draft Completion Accounts and the draft Statement in their entirety for the purposes of this clause 6. If any Institutional Seller notifies the Sellers’ Representative of its non-acceptance within period, the Sellers’ Representative shall be obliged to notify the Buyer that it does not accept the draft Completion Accounts and draft Statement pursuant to clause 6.4. The Sellers’ Representative shall not provide notice of acceptance to the Buyer pursuant to clause 6.4 unless and until each Institutional Seller has either accepted (or been deemed to have accepted) the draft Completion Accounts and the draft Statement in accordance with this clause 6.2. The decision whether to accept or dispute the draft Completion Accounts and the draft Statement shall otherwise remain with the Sellers’ Representative (acting on behalf of all Sellers).

6.3	The Management Sellers shall give such assistance and access to information in respect of the Group as the Buyer may reasonably require to enable it to prepare the draft Completion Accounts and the draft Statement within the period referred to in clause 6.1.

6.4	The Sellers’ Representative on behalf of all Sellers shall notify the Buyer in writing within 30 Business Days of receipt of such draft Completion Accounts and the Statement whether or not it accepts the draft Completion Accounts and draft Statement for the purposes of this agreement.

6.5	Subject to applicable law, the Buyer shall procure that the Group provides the Sellers’ Representative and its advisers with reasonable access to the books, records and working papers of the Group during the period referred to in clause 6.4 as may be reasonably required to enable the Sellers’ Representative to review the draft Completion Accounts and the draft Statement.

6.6	If the Sellers’ Representative on behalf of all Sellers notifies the Buyer in writing that it does not accept the draft Completion Accounts and draft Statement in accordance with clause 6.4, the Sellers’ Representative shall promptly provide a copy of such notice to each Institutional Seller for information and:

(a)	it shall, at the same time as it notifies the Buyer that it does not accept such draft Completion Accounts and Statement, set out in such notice in writing its reasons in reasonable detail for such non-acceptance and specify the adjustments which, in its opinion, should be made to the draft Completion Accounts and the draft Statement in order to comply with the requirements of this agreement;

(b)	the Sellers shall be deemed to have accepted all other amounts contained in the draft Completion Accounts and draft Statement which are not disputed under clause 6.6(a) and all such amounts shall be considered final and binding for the purposes hereunder; and

(c)	the Sellers’ Representative and the Buyer shall use reasonable endeavours to:

(i)	meet (in person or virtually) and discuss the objections of the Sellers; and

(ii)	try to reach agreement upon the adjustments (if any) required to be made to the draft Completion Accounts and the draft Statement,

in each case, within 20 Business Days of the Sellers’ notice of non-acceptance pursuant to clause 6.4 (or such other time as the Sellers’ Representative and the Buyer may agree in writing). Without limiting the foregoing, the Sellers’ Representative shall: (A) notify each Institutional Seller in writing as soon as reasonably practicable (and in any event within two Business Days) of any proposed adjustments to the draft Completion Accounts and the draft Statement under discussion with the Buyer pursuant to this clause 6.6(c); and (B) afford each Institutional Seller five Business Days from receipt of such notification to notify the Sellers’ Representative in writing whether it accepts or does not accept such proposed adjustments. If any Institutional Seller fails to notify the Sellers’ Representative of its acceptance or non-acceptance of any proposed adjustment within such five Business Day period, that Institutional Seller shall be deemed to have accepted such proposed adjustment for the purposes of this clause 6. The Sellers’ Representative shall not agree to any proposed adjustment to the draft Completion Accounts and the draft Statement unless and until each Institutional Seller has either accepted (or been deemed to have accepted) such proposed adjustment in accordance with this clause 6.6(c). If any Institutional Seller notifies the Sellers’ Representative of its non-acceptance of a proposed adjustment within such five Business Day period, the Sellers’ Representative shall not agree to that proposed adjustment with the Buyer. The decision whether to accept any adjustments to the draft Completion Accounts and the draft Statement shall otherwise remain with the Sellers’ Representative (acting on behalf of all Sellers).

6.7	If the Sellers’ Representative on behalf of all Sellers:

(a)	is satisfied with the draft Completion Accounts and the draft Statement (either as originally submitted or after adjustments agreed between the Sellers’ Representative and the Buyer in accordance with clause 6.6); or

(b)	fails to notify the Buyer of its non-acceptance of the draft Completion Accounts and the Statement within the 30 Business Day period referred to in clause 6.4,

then the draft Completion Accounts and the Statement (incorporating any agreed adjustments) shall constitute the Completion Accounts and the Statement for the purposes of this agreement.

6.8	If the Sellers’ Representative on behalf of all Sellers and the Buyer do not reach agreement within the five Business Days following the last Business Day of the period referred to in clause 6.6(c) (or such other time as the Sellers’ Representative and the Buyer may agree in writing) then the matters in dispute and in respect of which reasonable details have been provided by the Sellers or Sellers’ Representative to the Buyer at the time that it notified the Buyer that it does not accept the Completion Accounts and the Statement in accordance with clause 6.4 (and only those) shall be referred, on the joint application of the Sellers’ Representative on behalf of all Sellers and the Buyer, for determination by an independent firm of internationally recognised chartered accountants to be agreed upon by the Sellers’ Representative on behalf of all Sellers and the Buyer or, failing agreement, to be selected, on the joint application of the Sellers’ Representative on behalf of all Sellers and the Buyer, by the President for the time being of the Institute of Chartered Accountants in England and Wales or his duly appointed deputy (the Firm). The following provisions shall apply to such determination:

(a)	the Buyer and/or the Buyer’s accountants and the Sellers’ Representative on behalf of all Sellers and/or the Sellers’ accountants shall each promptly (and in any event within such time frame as reasonably enables the Firm to make its decision in accordance with the time frame set down in clause 6.8(b)) prepare and deliver to the Firm a written statement on the matters in dispute (together with the relevant documents), a copy of which shall at the same time be delivered to the Buyer and Sellers’ Representative (as applicable);

(b)	the Firm shall be requested to give its decision within 20 Business Days (or such later date as the Buyer and the Sellers’ Representative may agree in writing) of the confirmation and acknowledgment by the Firm of its appointment hereunder and such decision shall, once made, be requested to be sent simultaneously by the Firm to the Sellers’ Representative and the Buyer by email to the addresses provided by them for this purpose;

(c)	each of the Sellers’ Representative and the Buyer shall respectively provide or procure the prompt provision to the Firm of all such information as the Firm shall reasonably require including a written statement on the matters remaining in dispute and shall be afforded the opportunity to present to the Firm (but not on an ex parte basis) any materials relating to the determination and to discuss the materials with the Firm; provided that copies of all such materials are concurrently provided to the other party (being the Sellers’ Representative or the Buyer, as applicable), and that such discussions may only occur in the presence (including by telephone) of the other party;

(d)	in giving such determination, the Firm shall state what adjustments (if any) are necessary to the draft Completion Accounts and the Statement in respect of the matters in dispute in order to comply with the requirements of this agreement and shall give its reasons therefor;

(e)	in no event shall the determination of the Firm fall outside of the range of amounts claimed by the Sellers’ Representative and the Buyer with respect to the matters in dispute referred to the Firm;

(f)	the Firm shall act as an expert (and not as an arbitrator) in making any such determination which shall be final and binding on the parties (in the absence of manifest error);

(g)	the Sellers’ Representative and the Buyer shall use their reasonable endeavours to agree and enter into, as soon as reasonably practicable, any market standard form of hold harmless letter requested by the Firm and terms of appointment with the Firm; and

(h)	each party shall bear the costs and expenses of all counsel and other advisers, witnesses and employees retained by it and the costs and the expenses of the Firm shall be borne between the Sellers and the Buyer in such proportions as the Firm shall in its discretion determine or, in the absence of any such determination, equally between the Sellers (taken together) and the Buyer.

6.9	When the Sellers’ Representative on behalf of all Sellers and the Buyer reach (or pursuant to clause 6.6 are deemed to reach) agreement on the Completion Accounts and the Statement or when the Completion Accounts and the Statement are finally determined at any stage in accordance with the procedures set out in this clause 6 (the Agreed/Determined Completion Accounts):

(a)	the Completion Accounts and the Statement as so agreed or determined shall be the Completion Accounts and the Statement for the purposes of this agreement and shall be final and binding on the parties; and

(b)	the Working Capital Amount, the Debt and the Cash, in each case, shall be as set out in the Statement.

6.10	The Sellers’ Representative shall deliver a copy of the Agreed/Determined Completion Accounts to each of the Institutional Sellers as soon as reasonably practicable following agreement or determination in accordance with this clause 6.

6.11	Subject to any rule of law or any regulatory body or any provision of any contract or arrangement entered into prior to the date of this agreement to the contrary, each Seller shall Procure that each of its Related Persons shall, and the Buyer shall procure that the Group shall, promptly provide each other (and in the case of the Buyer, to the Sellers’ Representative only), their respective advisers, the Firm, the Buyer’s accountants, the Sellers’ Representative’s accountants and the Institutional Sellers’ accountants with all information (in their respective possession or control) relating to the operations of the Group, including access at all reasonable times to all the Group employees, books, records, and other relevant information and all co-operation and assistance, as may in any such case be reasonably required to:

(a)	enable the production of the Completion Accounts and the Statement; and

(b)	enable the Firm to determine the Completion Accounts and the Statement.

6.12	The Sellers and the Buyer hereby authorise each other, their respective advisers and the Firm to take copies of all information which they have agreed to provide under clause 6.11 (provided that all such information will be treated as Confidential Information and all such copies will be returned to the information provider or destroyed at the option of the recipient of the information (save, in the case of the Buyer, to the extent the information relates to the Group only) as soon as reasonably practicable following final agreement or determination of the Completion Accounts and the Statement in accordance with the provisions of this clause 6).

6.13	Subject to clause 6.8(h), the Sellers and the Buyer shall each bear their own costs and expenses arising out of the preparation and review of the Completion Accounts and Statement.

6.14	Notwithstanding clause 23.1, any notice, communication or other document required or permitted to be given or sent between the Sellers’ Representative and any Institutional Seller (or vice versa) under or pursuant to this clause 6 shall be given or sent by email only and shall be deemed to have been duly given or sent at the time of transmission, provided that the sender does not receive a notification that delivery of the email has failed.

7.	Warranties

7.1	Each Corporate Seller warrants to the Buyer as at the date of this agreement and immediately prior to Completion, that:

(a)	as at the date of this agreement only, in respect of those Shares set out against its name in column 2(a) of Schedule 1, it is the sole legal and beneficial owner of such Shares, such Shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of such Shares;

(b)	as at Completion only, in respect of those Shares set out against its name in column 2(c) of the Allocation Schedule, it is the sole legal and beneficial owner of such Shares, such Shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of such Shares;

(c)	it has full capacity, power and authority to enter into and perform and has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement, the Transaction Documents to which it is a party, and each document to be executed by it at or before Completion save for any consents or approvals the subject of the Conditions;

(d)	it is a limited company duly organised and validly existing under the laws of its country of incorporation and has been in continuous existence since incorporation;

(e)	the execution by it of this agreement and each of the other Transaction Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, does not and will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents, or result in a breach of any laws or regulations in its jurisdiction of incorporation or in any other applicable jurisdiction or the Shareholders’ Agreement, or of any order, decree or judgment of any court or any governmental or regulatory authority in its jurisdiction of incorporation or in any other applicable jurisdiction;

(f)	it is not for the purposes of section 123 of the Insolvency Act 1986 deemed to be unable to pay its debts (on the basis that the words “proved to the satisfaction of the court” are deemed to be omitted from sections 123(1)(e) and 123(2) of that Act) or matters having an analogous effect in its jurisdiction of incorporation; and

(g)	no order has been served on it and no resolution has been passed for the winding-up or dissolution of it; it is not in administration and no steps have been taken to place it into administration (including the filing of any notice of intention to appoint an administrator over it); it is not subject to a company voluntary arrangement and no such arrangement has been proposed nor is it subject to a scheme of arrangement and no such scheme has been proposed; no receiver (whether statutory or contractual) has been appointed to it or any of its assets; it is not in administrative receivership and has not suspended payments on any of its debts, nor entered into any compromises with any or all of its creditors.

7.2	Each Individual Seller at the date of this agreement, warrants to the Buyer that in respect of themselves only at the date of this agreement only, in respect of those Shares set out against its name in column 2(a) of Schedule 1, they are the sole legal and beneficial owner of such Shares, such Shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of such Shares.

7.3	Each Individual Seller warrants to the Buyer that in respect of themselves only:

(a)	as at the Completion Date only, in respect of those Shares set out against its name in column 2(c) of the Allocation Schedule, they are the sole legal and beneficial owner of such Shares, such Shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of such Shares;

(b)	their obligations in the Transaction Documents to which they are or will be a party and the completion of the transaction contemplated thereby are enforceable in accordance with their terms;

(c)	they have the capacity to enter into and to perform the obligations under the Transaction Documents to which they are or will be a party; and

(d)	they have not: (i) had a bankruptcy petition presented against them or been declared bankrupt; (ii) been served with a statutory demand, or are unable to pay their debts within the meaning of the Insolvency Act 1986; (iii) entered into, or proposed to enter into, any composition or arrangement with, or for, their creditors (including an individual voluntary arrangement).

7.4	Each Management Seller as at the date of this agreement, warrants to the Buyer, that:

(a)	column 2(c) of the tables in Part I and Part II of the Allocation Schedule are complete, true and accurate and together represent the entire issued share capital of the Company on a fully diluted basis as at Completion;

(b)	the Company and each of the Subsidiaries are limited companies duly organised and validly existing under the laws of the countries of their incorporation as set out in Schedule 2 and Schedule 3 and have been in continuous existence since incorporation;

(c)	the entire issued share capital of GeoPura Denmark is held by the Company such shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of such shares;

(d)	the Company holds 250,200 B Ordinary shares of £1 each shares in HyMarnham Power which represents fifty per cent. of the entire issued share capital of HyMarnham Power such shares are fully paid or credited as fully paid and, save as Disclosed in the Disclosure Letter, there is no Encumbrance in relation to any of such shares; and

(e)	the entire issued share capital of HyMarnham Power Nottingham is held by HyMarnham Power such shares are fully paid or credited as fully paid and, save as Disclosed in the Disclosure Letter, there is no Encumbrance in relation to any of such shares.

7.5	The Parent warrants to each Seller, as at the date of this agreement and immediately prior to Completion, that:

(a)	it is a company duly incorporated and existing under the laws of British Columbia, Canada;

(b)	the authorized share capital of the Parent consists of an unlimited number of shares of Ballard Stock and an unlimited number of preferred shares, issuable in series. As at (i) 31 May 2026 there were 301,481,449 Ballard Stock issued and outstanding, and (ii) the date of this agreement there are no preferred shares issued and outstanding. All outstanding shares of Ballard Stock are duly authorised and validly issued as fully paid and nonassessable, common shares in the capital of Parent, listed and posted for trading on the TSX and NASDAQ, and not subject to or issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right;

(c)	the Ballard Stock is class of securities registered under Section 12(b) of the U.S. Exchange Act;

(d)	the execution and delivery of this agreement and the completion of the transactions hereunder, have, where required, been duly and validly authorised by the Parent and no other proceedings or action on the part of the Parent is necessary to authorise any Transaction Document or to complete the transactions contemplated hereunder other than the satisfaction of the conditions set out in clause 3.1 of this agreement;

(e)	the execution and delivery of, and the performance by the Parent of its obligations under the Transaction Documents to which it is or will be a party, and as contemplated therein will not:

(i)	require the Parent to obtain any consent, permission or approval of the shareholders of the Parent;

(ii)	obtain any permit from any third party or necessary under any law or required by any governmental or regulatory authority, except the TSX Approval Condition;

(iii)	give any notice to or make any registration with any governmental, regulatory or other authority,

(together the Permissions) which has not already been obtained in writing by the Parent on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitled to revoke the same other than by reason of any misrepresentation or misstatement) and which has been disclosed in writing to the Sellers;

(f)	conflict with or constitute a default under any provision of any material agreement, instrument, licence or permit to which the Parent is a party; or the constitutional documents of the Parent or any law, lien, order, judgement, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which the Parent is a party or by which it is bound;

(g)	any necessary Permissions are in full force and effect and the Parent has not received any written notice indicating that any such Permissions are likely to be suspended, cancelled or revoked;

(h)	no order has been made, petition presented or resolution passed for the winding-up of the Parent; and no meeting has been convened for the purpose of winding up of the Parent and no steps have been taken by the Parent for the appointment of an administrator or receiver over all or any part of the assets of the Parent;

(i)	subject to applicable Canadian Securities Laws and US Securities Laws (including the TSX Approval Condition), the Parent has the full and lawful right and authority to issue the Ballard Consideration Stock to be issued to the Sellers in accordance with this agreement, and upon issuance such Ballard Consideration Stock: (i) will be issued as fully paid and non-assessable shares of the Parent; (ii) will be duly registered as directed by the Sellers (as applicable) in the books and registers of the Parent’s transfer agent; (iii) will be] duly listed and posted for trading on the Toronto Stock Exchange; and (iv) will not be subject to, or issued in violation of, any pre-emptive or similar right, purchase option, call or right of first refusal or similar right;

(j)	all required notices will be, or have been, provided to Nasdaq;

(k)	since the date of the most recent audited consolidated financial statements of the Parent included in the Parent Public Documents, there has been no event, development or change which has had, or is reasonably likely to result in, a Parent Material Adverse Effect Event;

(l)	this agreement and each of the other Transaction Documents to which the Parent is or will be a party constitute (or will, when executed, constitute) valid and binding obligations of the Parent enforceable in accordance with their respective terms; and

(m)	as at the Completion only, the Company has made all filings required by the NASDAQ in connection with the listing on NASDAQ of the Ballard Consideration Stock issuable pursuant to this agreement.

7.6	The Buyer warrants to the Sellers as at the date of this agreement and immediately prior to Completion, that:

(a)	it has full capacity, power and authority to enter into and perform and has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement, the Transaction Documents to which it is a party, and each document to be executed by it at or before Completion save for any consents or approvals the subject of the Conditions;

(b)	it is a limited company duly organised and validly existing under the laws of its country of incorporation and has been in continuous existence since incorporation;

(c)	the execution by it of this agreement and each of the other Transaction Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, does not and will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents, or result in a breach of any laws or regulations in its jurisdiction of incorporation or in any other applicable jurisdiction, or of any order, decree or judgment of any court or any governmental or regulatory authority in its jurisdiction of incorporation or in any other applicable jurisdiction;

(d)	it is not for the purposes of section 123 of the Insolvency Act 1986 deemed to be unable to pay its debts (on the basis that the words “proved to the satisfaction of the court” are deemed to be omitted from sections 123(1)(e) and 123(2) of that Act) or matters having an analogous effect in its jurisdiction of incorporation; and

(e)	no order has been served on it and no resolution has been passed for the winding-up or dissolution of it; it is not in administration and no steps have been taken to place it into administration (including the filing of any notice of intention to appoint an administrator over it); it is not subject to a company voluntary arrangement and no such arrangement has been proposed nor is it subject to a scheme of arrangement and no such scheme has been proposed; no receiver (whether statutory or contractual) has been appointed to it or any of its assets; it is not in administrative receivership and has not suspended payments on any of its debts, nor entered into any compromises with any or all of its creditors.

7.7	The Parent warrants to the Sellers in the terms of the Parent Additional Warranties as at the date of this agreement which shall be deemed to be repeated immediately prior to Completion, by reference to the facts and circumstances then existing. Any reference made to the date of this agreement (whether express or implied) in relation to a Parent Additional Warranty shall be construed, in connection with the repetition of the Parent Additional Warranties, as a reference to the date of Completion.

7.8	The Management Sellers warrant to the Buyer in the terms of the Business Warranties as at the date of this agreement which shall be deemed to be repeated immediately prior to Completion, by reference to the facts and circumstances then existing. Any reference made to the date of this agreement (whether express or implied) in relation to a Business Warranty shall be construed, in connection with the repetition of the Business Warranties, as a reference to the date of Completion.

7.9	The Sellers undertake that they will not (and will Procure that none of their respective Related Persons will) bring any claim or other action (including a claim for contribution under the Civil Liability (Contribution) Act 1978) in respect of negligence or otherwise (a Target Claim) against any Group Company (or any of their respective directors, officers, employees or agents) in relation to any matter arising (directly or indirectly) out of or in connection with any Transaction Document. To the extent that any such Target Claim exists (if any and without prejudice to the aforesaid), the Sellers irrevocably and unconditionally waive the right to bring any Target Claim against or recover any sums from any Group Company (or any of their respective directors, officers, employees or agents) in relation to any Target Claim. It is intended that any Group Company (or any of their respective directors, officers, employees or agents) shall be entitled to the benefit of the undertakings, releases and waivers provided for in this clause for the purpose of, inter alia, the Contracts (Rights of Third Parties) Act 1999. Nothing in this clause shall exclude or limit liability in respect of a Target Claim arising directly out of any statements made fraudulently or arising as a direct result of wilful concealment by any Group Company (or any of their respective directors, officers, employees or agents).

7.10	All Claims by the Buyer shall be subject to the limitations in accordance with Schedule 6.

7.11	All Claims by the Sellers shall be subject to the limitation in accordance with Schedule 7.

7.12	Each of the Warranties shall be construed as a separate warranty, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties or by any other term of this agreement.

7.13	Any Warranty expressed to be given “so far as the Management Sellers are aware” or otherwise qualified by reference to the knowledge of the Management Sellers shall be deemed to be given based on:

(a)	the actual knowledge of the Management Sellers; and

(b)	the actual knowledge of each of Andrew Cunningham, Jim Pearson, Derek Bulmer, Theo Elmer and Ian Wilkinson.

7.14	The liability of the Sellers under the Warranties shall (in the absence of fraud, fraudulent misrepresentation and fraudulent concealment) be limited if and to the extent that the limitations referred to in clause 8 apply.

7.15	Where any limitation on liability set out in this agreement or in Schedule 6 ceases to apply as a result of fraud, fraudulent misrepresentation or fraudulent concealment on the part of a Seller, such limitation shall cease to apply only in respect of that Seller and shall continue to apply in full in respect of each other Seller.

7.16	The Management Sellers shall not be liable in respect of a claim under the Business Warranties to the extent that the same or circumstances giving rise thereto are Disclosed under the Exchange Disclosure Letter (in respect of the Business Warranties given at the date of this agreement) and under the Completion Disclosure Letter (in respect of the Business Warranties given at Completion).

7.17	The parties acknowledge and agree that the Buyers have agreed to acquire the Shares on the basis that they are also procuring the issue of the Ballard Consideration Stock. As such, the Buyers’ damages for any breach of Warranty shall not be limited to the amount of the Consideration which is allocated to the Shares but shall instead be assessed by reference to the aggregate amount of the Consideration and the Rollover Amount, notwithstanding anything to the contrary under common law.

8.	W&I Insurance Policy

8.1	The Buyer confirms to the Sellers that:

(a)	the W&I Insurance Policy contains a waiver of any rights of subrogation against the Sellers (except in the case of any fraud or fraudulent misrepresentation and then only to the extent of the losses directly arising from any such fraud or fraudulent misrepresentation by the relevant Seller and/or any of its Related Persons, and only against the Seller who committed such fraud or fraudulent misrepresentation) (the Subrogation Waiver);

(b)	it shall not amend or vary the Subrogation Waiver without the prior written approval of the Sellers’ Representative and each Institutional Seller; and

(c)	it will not amend, modify or otherwise change, terminate or waive any provision of the W&I Insurance Policy in any manner that would (i) increase or expand the ability or rights of the W&I Insurer to bring an action against, or otherwise seek recourse from the Sellers without the prior written consent of the Sellers’ Representative and each Institutional Seller or (ii) otherwise increase the liability of any Seller in any way.

8.2	The Buyer acknowledges and agrees that:

(a)	in the event of a Warranty Claim (other than a Fundamental Warranty Claim) or a Tax Covenant Claim, the Buyer’s sole recourse (absent fraud, fraudulent misrepresentation or fraudulent concealment), except to the extent of £1.00, will be an insurance claim against the W&I Insurer pursuant to the W&I Insurance Policy; and

(b)	the provisions of clause 8.2(a) shall apply notwithstanding any subsequent non-payment under the W&I Insurance Policy in accordance with the terms thereof or insolvency of the W&I Insurer or any vitiation, expiry or termination of the W&I Insurance Policy for any other reason whatsoever, or if the W&I Insurance Policy is not otherwise effective or has not come into force.

9.	Post-Completion obligations

9.1	Subject to clause 9.2, on or as soon as reasonably practicable following Completion, the Parent shall procure that up to two persons nominated by the Sellers (excluding Barclays and Siemens Energy Limited), no later than five Business Days prior to the Completion Date (each such person, a Seller Nominated Director), is appointed to the board of directors of the Parent.

9.2	The Parent shall not be required to appoint any person as a Seller Nominated Director unless and until such person has completed all customary compliance, background and eligibility checks applicable to directors of publicly listed companies (including any checks required by applicable law, regulation, stock exchange rules or the Parent’s governance policies) to the reasonable satisfaction of the Parent. The Sellers’ Representative shall procure that each proposed Seller Nominated Director promptly provides such information and assistance as the Parent may reasonably require in connection with such checks. If a proposed Seller Nominated Director fails to satisfy such checks, the Sellers shall be entitled to nominate an alternative person in his or her place within five Business Days of failing such checks, and the provisions of this clause shall apply to such alternative nominee.

9.3	Following Completion and for so long as Barclays and/or any of its permitted transferees is a shareholder of the Parent or any successor entity it will provide to Barclays on a quarterly basis (except as otherwise specified in sub-clause (c) below in relation to monthly information):

(a)	information regarding the nature of the Parent’s activities in the United States, including whether the Parent’s direct and indirect activities in the United States are: (A) the same kind of activities (measured by categories of NAICS Codes) engaged in by the Parent outside the United States, and (B) not financial activities;

(b)	information regarding whether the Parent underwrites, sells, or distributes securities in the United States or owns or controls more than 10% of the voting shares of a U.S.-registered broker-dealer (or of any other company that underwrites, sells, or distributes securities in the United States);

(c)	information regarding whether (A) more than 50% of the Parent’s consolidated assets are located outside the United States; and (B) more than 50% of the Parent’s consolidated revenues are derived from outside the United States;

provided that the information in paragraphs (a) through (c) (inclusive) shall initially be provided on a monthly basis through December 31, 2026, and further provided that the information in sub-clause (d) is required to be provided after December 31, 2026, based on the Parent’s audited annual financial statements; and

(d)	such other information as Barclays reasonably determines may be necessary to determine its compliance with the Bank Holding Company Act, the International Banking Act of 1978, and other applicable U.S. federal law.

9.4	On and from Completion, each Seller undertakes to the Parent that it shall not, and shall Procure that its Related Persons shall not, act jointly or in concert with any other Seller or any Related Persons of any other Seller or any other person to materially affect control of the Parent. This includes (without limitation) jointly exercising any voting rights attaching to the Ballard Consideration Stock at any general meeting or class meeting of the Parent or on any written resolution of shareholders of the Parent to (i) requisition a general meeting or proposal for a resolution to be put to shareholders of the Parent; or (ii) nominate, appoint or remove any director of the Parent (other than as expressly permitted under this agreement). For the purposes of this clause 9.4, “acting jointly” and “acting in concert” shall be construed by reference to applicable Canadian Securities Laws and U.S. Securities Laws, and shall include any agreement, arrangement or understanding (whether formal or informal and whether or not legally binding) between two or more Sellers pursuant to which they co-operate to obtain or consolidate control of the Parent.

10.	Protection of goodwill

10.1	Each of Key Personnel (the Covenantors) undertakes to the Buyer to procure that they will not and that their respective Related Persons will not:

(a)	for a period of 24 months from Completion carry on, or be engaged or concerned or interested in (including as a direct or indirect shareholder, a director or a consultant to) any business within the UK competing with any of the businesses carried on by the Group at Completion, save that nothing in this sub-clause shall prevent a Seller from holding (directly or indirectly) five per cent or less of any class of securities which are listed or dealt in on a recognised investment exchange;

(b)	during the period of 24 months from Completion solicit the services of, or endeavour to entice away from the Group any Key Personnel;

for the relevant period set out in clauses 10.1(a) or 10.1(b), attempt or knowingly assist or procure any person to do any of the foregoing things.

10.2	Nothing in clause 10.1 shall prevent the Covenantors from:

(a)	performing its obligations or exercising its rights under this agreement, any Transaction Document or any document in the agreed form; or

(b)	after Completion, employing or engaging any person who responds to a general solicitation or advertisement that is not specifically targeted at the Group’s personnel, provided that such contact was not solicited or induced directly or indirectly by the Seller.

10.3	The Covenantors agree that the undertakings contained in this clause 10 are reasonable and are entered into for the purpose of protecting the goodwill and confidential knowhow of the business of each member of the Group and that accordingly the benefit of the undertakings may be assigned by the Buyer and its successors in title without the consent of the Covenantors.

10.4	Each undertaking contained in this clause 10 is and shall be construed as separate and severable and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason the remaining undertakings or parts thereof, as appropriate, shall continue to bind the Covenantors.

10.5	If any undertaking contained in this clause 10 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable. Without prejudice to the generality of the foregoing, in such circumstances, any relevant period of time (as the same may previously have been reduced by virtue of this clause 10.5) shall take effect as if reduced by successive six month periods until the resulting period shall be valid and enforceable.

11.	Confidential information

11.1	Subject to clause 11.2, each party undertakes to and shall keep strictly confidential and not disclose any information which is received or obtained by it or any of its Related Persons which:

(a)	relates to the negotiation of this agreement or any document referred to in this agreement;

(b)	relates to the provisions or the subject matter of this agreement or of any document referred to in this agreement;

(c)	in the case of the Sellers, all information, Knowhow and trade secrets relating to the Group or the business conducted by any Group Company, which it has acquired about the Company and/or any other Group Company;

(d)	in the case of the Sellers, relates to the Buyer, the Parent or any member of the Buyer’s Group; and

(e)	in the case of the Buyer or the Parent, relates to any Seller or any Affiliate of any Seller,

(collectively, Confidential Information).

11.2	Clause 11.1 does not apply to:

(a)	disclosure of Confidential Information to or at the written request of the Buyer, the Parent and each non-disclosing Seller (in the case of disclosure by a Seller) or the Sellers’ Representative (in the case of disclosure by the Buyer or the Parent), provided at all times that any disclosure of Confidential Information which relates to any Seller, shall also require that Seller’s consent;

(b)	use or disclosure of Confidential Information required to be disclosed by law, regulation, a regulatory authority, or in the case of the Parent, the Toronto Stock Exchange or NASDAQ;

(c)	disclosure of Confidential Information by Barclays or any member of the Barclays Group and/or their directors, officers, employees and professional advisers to: (i) any other member of the Barclays Group and/or their directors, officers, employees and professional advisers on a strictly confidential and need to know basis, provided that the disclosing party ensures that each such person is made aware of the restrictions imposed by this clause 11 and ensures that such person strictly complies with that party’s obligations under this clause 11 as if those obligations were directly imposed on that person, and the disclosing party shall be responsible for any failure by any such person to comply with such obligations; and (ii) the UK Prudential Regulation Authority and/or the UK Financial Conduct Authority or any other regulatory or government body and, in each case, any successors thereto, where required to be disclosed by applicable law or regulatory requirements; and/or when such regulatory or other governmental body would reasonably be expected to be contacted in connection with such Confidential Information, and where disclosed pursuant to (ii), noting the strictly confidential nature of the Confidential Information;

(d)	disclosure of Confidential Information by NWF and/or their directors, officers, employees and professional advisers to: (i) the National Audit Office, HM Treasury and UK Government Investments Limited or any of their respective officers, employees, agents or professional advisers; (ii) NWF’s insurers and/or reinsurers and any other party with whom NWF may potentially enter into insurance or reinsurance arrangements (including their agents, brokers and consultants); (iii) any UK Government Entity; (iv) any Parliamentary committee (including the Public Accounts Committee, the House of Commons Treasury Select Committee and any Select Committee of the Parliament of the United Kingdom); (v) any governmental, regulatory or tax authority to which NWF or its affiliates is required to report; and (vi) such other government departments, government officials and/or public financial institutions as NWF deems reasonably necessary;

(e)	disclosure of Confidential Information to any Taxation Authority;

(f)	disclosure of Confidential Information to professional advisers for the purposes of advising in relation to or furthering the provisions of this agreement and who are aware of the obligations of confidentiality and agree to keep the information confidential on terms equivalent to this clause 11 and not to use any Confidential Information for any purpose other than the purpose for which it was disclosed and the disclosing party shall be responsible for their failure to do so;

(g)	information in the possession of any party or of any of its or their Related Persons or advisers free from any restriction as to its use or disclosure having been obtained otherwise than from a breach of this agreement;

(h)	disclosure of Confidential Information by a party to its Affiliates, group undertakings and their respective directors, officers and employees, on a strictly confidential and need to know basis, provided that the disclosing party ensures that each such person is made aware of the restrictions imposed by this clause 11 and ensures that such person strictly complies with that party’s obligations under this clause 11 as if those obligations were directly imposed on that person, and the disclosing party shall be responsible for any failure by any such person to comply with such obligations; or

(i)	Confidential Information which is in the public domain other than by a breach by any of the Sellers or their Related Persons of clause 11.1.

(j)	disclosure of information contained in the Announcement;

11.3	FOIA and EIR provisions:

(a)	The parties acknowledge that NWF is subject to the requirements of the FOIA and EIR and will provide reasonable assistance and cooperation as requested by the NWF to enable NWF to comply with its obligations under the FOIA and EIR.

(b)	Following receipt of a Request for Information, it is acknowledged that NWF shall be responsible for determining in its absolute discretion, whether any Confidential Information or any part of, or information detailed in, any Confidential Information:

(i)	Is exempt from disclosure in accordance with the provisions of the FOIA or the EIR; and/or

(ii)	Is to be disclosed in response to a Request for Information.

(c)	Without prejudice to paragraph 11.3(b) above, if NWF determines that any Confidential Information or any part of, or information detailed in, any Confidential Information is to be disclosed in response to a Request for Information, NWF shall be permitted to disclose the same. If practicable in the opinion of NWF, NWF shall promptly inform the parties of, and consult with the parties regarding, such Request for Information.

(d)	In this clause 11.3:

(i)	“EIR” means the Environmental Information Regulations 2004 and any subordinate legislation made under such legislation from time to time together with any guidance and/or codes of practice issued by the Information Commissioner in relation to such legislation;

(ii)	“FOIA” means the Freedom of Information Act 2000 and any subordinate legislation made under such legislation from time to time together with any guidance and/or codes of practice issued by the Information Commissioner in relation to such legislation; and

(iii)	“Request for Information” means:

(A)	a “request for information” as defined in the FOIA; or

(B)	a request made pursuant to the EIR for “environmental information” as defined in the EIR.

12.	Announcements

12.1	No Party shall disclose the making of this agreement or its terms or the existence or the terms of any other agreement referred to in this agreement and each party shall procure that each of its Related Persons and its professional advisers shall not make any such disclosure without the prior consent of the Parent, the Sellers’ Representative, or, where such disclosure references an Institutional Seller, the relevant Institutional Seller (as applicable), unless such disclosure is:

(a)	contained in the Announcement;

(b)	in respect of a disclosure by a Seller, approved in writing by the Parent and, where such disclosure references an Institutional Seller, the relevant Institutional Seller;

(c)	to its professional advisers; or

(d)	required by law or the rules or standards of a recognised stock exchange, including the TSX or the NASDAQ or the rules and requirements of any other regulatory body and disclosure shall then only be made by that Party:

(i)	after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other Parties (which for the purposes of the Sellers, shall be satisfied by agreement with the Sellers’ Representative) before making such announcement and provided that any such announcement shall be made only after notice to the other Parties; and

(ii)	to the person or persons and in the manner required by law or a recognised stock exchange or such other regulatory body or as otherwise agreed between the Parent and the Sellers’ Representative.

12.2	The Parent shall release the Announcement promptly following execution of this agreement.

12.3	Subject to the consent requirements in clause 12.1 and other than the Announcement:

(a)	the Parent shall consult with and provide the Sellers’ Representative; and

(b)	each Seller shall consult with and provide each of the Parent and Sellers’ Representative,

a meaningful opportunity to review and comment on (within five Business Days of receipt of a draft), and give due consideration to reasonable comment on, any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this agreement or the transactions contemplated hereby.

12.4	The restrictions contained in clause 12.1 shall apply without limit of time and whether or not this agreement is terminated.

12.5	For so long as an Institutional Seller or any of its permitted transferees pursuant to the Lock-in Agreement holds Ballard Consideration Stock, that Institutional Seller and its Related Persons or any such permitted transferee (each a relevant party) may refer to its holding of Ballard Consideration Stock including the use of the Parent’s name and logo on its internet website, in press announcements or in any professional reports or materials, and the Parent hereby grants to each such Institutional Seller and each other relevant party a worldwide, royalty-free, non-exclusive, non-transferable, irrevocable licence (including the right to grant sub-licences) to use the Parent’s trade marks (whether registered or unregistered), trade names, branding and/or logos.

12.6	Following Completion, each Institutional Seller and its Related Persons may refer to its prior shareholding in the Company.

12.7	The parties acknowledge that this agreement, with appropriate redactions, may be made publicly available by the Parent pursuant to applicable securities laws, including filing on SEDAR+ and EDGAR, and the Parent shall consult with the Sellers’ Representative and each Institutional Seller in determining the appropriate redactions to be made to the version of this agreement to be made publicly available by the Parent as a material contract pursuant to applicable securities laws, including on SEDAR+ and EDGAR.

13.	Sellers’ Representative and Paying Agent

13.1	Each Non-Institutional Seller irrevocably appoints the Sellers’ Representative as its agent, representative and attorney for the purposes of this agreement, the Tax Deed and the Parent Guarantee, to exercise for it and on its behalf exclusively all of its rights, powers and discretions under this agreement and the Tax Deed and all powers reasonably incidental to those rights, powers and discretions, including to give and receive any consent, approval or agreement to amend, waive or vary any term of this agreement and the Tax Deed.

13.2	Each Non-Institutional Seller agrees that:

(a)	it will be bound by any action, election, direction or document executed by or on behalf of the Sellers’ Representative in accordance with its appointment under clause 13.1 and no Non-Institutional Seller will challenge the validity or effectiveness of any such action, election, direction or document executed by the Sellers’ Representative; and

(b)	the Sellers’ Representative will have full power and authority to bind the Non-Institutional Seller and that the Buyer and the Parent will be entitled to deal with the Sellers’ Representative as agent and representative for that Non-Institutional Seller, in accordance with appointment of the Sellers’ Representative under clause 13.1.

13.3	Each Non-Institutional Seller acknowledges that the Buyer and the Parent will be entitled to rely on any action, election, direction or document executed by or on behalf of the Sellers’ Representative as agent for the Non-Institutional Seller in accordance with its appointment under clause 13.1 without any need for a reference as to that agency or the need for any further enquiry and that the Buyer and the Parent may discharge any obligation under this agreement to give any document, notice or other thing (other than an amount payable) to one or more of the Non-Institutional Sellers (including any document served to initiate or as part of legal proceedings against the Non-Institutional Seller) by giving it to the Sellers’ Representative.

13.4	The Sellers’ Representative shall not be liable to any Non-Institutional Seller or to the Buyer or Parent for any loss, cost, damage or expense arising out of or in connection with the performance of its duties or the exercise of its powers under this agreement, except to the extent that such loss, cost, damage or expense arises directly from the Sellers’ Representative’s gross negligence, wilful misconduct or fraud.

13.5	Each Non-Institutional Seller irrevocably agrees to indemnify and hold harmless the Sellers’ Representative (in its capacity as such) against all losses, costs, claims, damages, liabilities and expenses (including reasonable legal fees) incurred by the Sellers’ Representative in connection with the performance of its duties or the exercise of its powers under this agreement, in each case in proportion to such Non-Institutional Seller’s Seller’s Proportionate Share, save to the extent that such losses, costs, claims, damages, liabilities or expenses arise directly from the Sellers’ Representative’s gross negligence, wilful misconduct or fraud.

13.6	Each Non-Institutional Seller agrees not to revoke or attempt to revoke the appointment of the Sellers’ Representative under this clause 13 and to ratify everything done or caused to be done by the Sellers’ Representative under it.

13.7	Where this agreement provides for the Sellers’ Representative to act “on behalf of all Sellers”, “on behalf of the Sellers” or similar terms referring to the Sellers’ Representative acting on behalf of all Sellers (including, without limitation, in clauses 2.11 and 6), the provisions of clauses 13.1 to 13.6 (inclusive) shall apply mutatis mutandis in respect of each such Seller as if references therein to “Non-Institutional Seller” were references to “Seller”, provided that the authority conferred by this clause shall be limited to those matters in respect of which this agreement expressly provides for the Sellers’ Representative to act on behalf of all Sellers. The provisions of this clause 13.7 and, for the avoidance of doubt, references to “on behalf of all Sellers” shall not apply to Barclays (it being acknowledged by the Sellers that Barclays does not have a separate contractual right where the phrase “Sellers’ Representative (on behalf of all Sellers)” is used unless expressly stated ). For the avoidance of doubt, the provisions of this clause 13.7 (and the provisions of clauses 13.1 to 13.6 as applied mutatis mutandis by this clause 13.7) shall not permit the Sellers’ Representative to amend or vary any term of this agreement otherwise than in accordance with clause 20.

13.8	Notwithstanding anything to the contrary in this agreement, the Sellers’ Representative undertakes to keep all Institutional Sellers updated (by written notice) of any and all material developments (including attaching copies of material notices and written communications received from the Buyer which relate to such update) in respect of the transactions contemplated by this agreement as soon as is reasonably practicable (and in any event within two Business Days) following any such development, including in relation to clause 2 (Sale and Purchase), clause 3 (Conditions) and clause 6 (Completion Accounts).

13.9	Following payment by, or on behalf of, the Buyer of the Sellers’ Representative Expense Fund to the Paying Agent’s Account in accordance with clause 5.5(f), the Sellers’ Representative shall direct the Paying Agent to hold the Sellers’ Representative Expense Fund in the Paying Agent’s Account and to apply it solely to cover and reimburse documented third-party fees and expenses (including reasonable legal fees) reasonably and properly incurred by the Sellers’ Representative in the performance of its obligations in connection with this agreement and the transactions contemplated herein in such capacity. For the avoidance of doubt, the Sellers’ Representative Expense Fund shall not be used to compensate the Sellers’ Representative for its own time costs (including management time) or any other personal remuneration.

13.10	If any Sellers’ Representative Expense Funds remain unused following completion of the Sellers’ Representative’s responsibilities under this agreement (the Unused Balance), the Sellers’ Representative shall procure that as soon as reasonably practicable following completion of the Sellers’ Representative’s responsibilities under this agreement, the Unused Balance is paid to the Paying Agent’s Account for onward distribution to the Sellers in accordance with their respective Seller’s Proportionate Shares.

13.11	Each Seller irrevocably authorises and directs the Buyer and Parent to pay all amounts payable to the Sellers by the Buyer and/or Parent under this agreement and the other Transaction Documents to the Paying Agent’s Account. Receipt by the Paying Agent of any such amount shall constitute an absolute and unconditional discharge of the Buyer’s and/or Parent’s obligation to pay such amount to the Sellers, and the Buyer and/or Parent shall not be concerned with, nor have any liability in respect of, the subsequent application or distribution of any such amount by the Paying Agent as between the Sellers. The Sellers’ Representative shall be responsible for procuring the onward distribution of amounts received by the Paying Agent to the Sellers in accordance with their respective entitlements under this agreement.

14.	Assignment

14.1	No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this agreement without the prior written consent of, in the case of assignment by a Seller, the Parent and each Institutional Seller or, in the case of assignment by the Parent, the Sellers’ Representative and each Institutional Seller, save that:

(a)	this agreement and the benefits arising under it may be assigned in whole or in part by the Buyer to any member of the Buyer’s Group to whom the Buyer transfers any of the Shares (provided that if such assignee ceases to be a member of the Buyer’s Group, this agreement and the benefits arising under it shall be deemed automatically by that fact to have been retransferred to the Buyer immediately before the assignee ceases to be a member of the Buyer’s Group); and

(b)	this agreement and the benefits arising under it may be assigned or charged in whole or in part by the Buyer (or its permitted transferee) to its financial lenders or banks as security for any financing or refinancing or other banking or related facilities in respect of or in connection with any transactions contemplated by this agreement and such benefits may further be assigned to any other financial institution by way of security for the borrowings made under such agreement or to any person entitled to enforce any such security; and

(c)	this agreement and the benefits arising under it may be assigned or charged in whole or in part by any Institutional Seller to any recipient of shares identified by such Institutional Seller pursuant to any Transaction Document, provided that the fact of such assignment pursuant to this clause 14.1 is stated in the relevant notice delivered pursuant to any Transaction Document, provided that, in the case of an assignment pursuant to sub-clause (a) or (b) or (c) above, the liability of any party to such an assignee shall not be greater than it would have been had such an assignment not taken place, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the person who is a party to this agreement.

14.2	Notwithstanding any other provision of this clause 14, NWF shall be entitled at any time to assign this agreement and the benefits arising under it, in whole or in part, to any UK Government Entity free of any restriction and without the prior written consent of any other party.

14.3	Save in the case of an assignment or charge pursuant to clauses 14.1(a), 14.1(b) or 14.1(c), any proposed assignment by a party other than an Institutional Seller pursuant to this clause 14 shall be conditional upon the provision to each Institutional Seller of such information as may reasonably require in order to satisfy such Institutional Seller’s customary obligations in respect of any “know your client” or other anti-money laundering or anti-terrorism legislation or regulatory best practice from time to time (acting reasonably in compliance with its internal policies and procedures from time to time). For the purpose of this clause 14.3, Institutional Seller includes any permitted transferee of such Institutional Seller, and recipient of shares identified by such Institutional Seller under the Transaction Documents and any of their respective Affiliates.

15.	Costs

Unless expressly otherwise provided in this agreement or the Tax Deed each of the Parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares and the negotiation, execution and implementation of the Transaction Documents. All stamp, transfer, registration, sales and other similar Taxes payable on the transfer of the Shares and/or the assets from the

Seller’s Group to the Buyer unless expressly otherwise provided pursuant to this agreement or the Tax Deed shall be paid by the Buyer.

16.	Gross-up

16.1	All sums payable by the Sellers to the Buyer and/or the Parent under this agreement shall be paid free and clear of all deductions or withholdings (including Tax) unless the deduction or withholding is required by law, in which event, or in the event that the Buyer and/or Parent shall incur any liability for Tax chargeable or assessable in respect of any payment pursuant to this agreement, the Sellers shall pay such additional amounts as shall be required to ensure that the net amount received and retained by the Buyer and/or Parent (after Tax) will equal the full amount which would have been received and retained by it had no such deduction or withholding been made and/or no such liability to Tax been incurred and, in applying this clause 16, no account shall be taken of the extent to which any liability for Tax may be mitigated or offset by any Relief available to the Buyer and/or Parent so that where such Relief is available the additional amount payable hereunder shall be the amount which would have been payable in the absence of such availability.

17.	Effect of completion

The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

18.	Further assurances

18.1	Following Completion, the Sellers shall from time to time forthwith upon request from the Buyer at the Sellers’ expense do or procure the doing of all acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the Buyer for the purpose of vesting in the Buyer the full legal and beneficial title to the Shares.

18.2	Without prejudice to the generality of the foregoing, the Sellers shall, following Completion and for a period of three years thereafter, upon reasonable request from the Buyer or the Parent (in each case at the Buyer’s or Parent’s costs and expense (and subject to a customary confidentiality agreement)):

(a)	provide such information, documents, records in their possession or control in relation to the Group and reasonable assistance as the Parent or any member of the Buyer’s Group may reasonably require in connection with the Business Acquisition Report, any regulatory filings, notifications, submissions or other communications to or with any regulatory or government authority, including any filings required under applicable competition, foreign investment, securities, tax, environmental or other regulatory laws; and

(b)	provide such information, documents, records in their possession or control in relation to the Group and reasonable assistance as the Parent or any member of the Buyer’s Group may reasonably require for the preparation, audit or filing of consolidated financial statements or accounts (including management accounts) of the Buyer’s Group, including access to historical financial information, accounting records and working papers relating to the Group or its business for any period prior to and including the Completion Date.

19.	Entire agreement

Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other parties (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)	the Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)	neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor has any Party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;

provided that the provisions of this clause 19 shall not exclude any liability which any of the Parties or, where appropriate, their Related Persons would otherwise have to any other Party or, where appropriate, to any other Party’s Related Persons or any right which any of them may have in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

20.	Variations

This agreement may be varied only by a document signed by or for and on behalf of the Sellers’ Representative, each Institutional Seller, the Buyer and the Parent.

21.	Waiver

21.1	A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting Party and then only in the instance and for the purpose for which it is given.

21.2	No failure or delay on the part of any Party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

21.3	No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Sellers, the Buyer and the Parent.

21.4	The rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

21.5	Notwithstanding any other provision of this agreement, Barclays shall have no right to enforce against any other shareholder of the Buyer or the Parent any provision of this agreement (or other agreement relating to the governance of the Buyer) that requires such a shareholder to vote for or against any matter or that restricts or conditions such a shareholder’s ability to transfer its shares of the Buyer or the Parent or exercise its rights as a shareholder to the extent that Barclays’ possession of such enforcement ability would result in Barclays controlling such other shareholder’s shares under Section 225.9(b) of the U.S. Federal Reserve Board’s Regulation Y, 12 CFR 225.9(b),

as interpreted in light of any Frequently Asked Questions or other guidance from the Federal Reserve Board.

22.	Invalidity

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

23.	Notices

23.1	Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered by hand or by courier or sent by prepaid first class post (air mail if posted to or from a place outside the United Kingdom) or sent by email:

in the case of the Buyer and the Parent to:
9000 Glenlyon Pky Burnaby, British Columbia, V5J 5J8 corpsec@ballard.com
Attention:	Company Secretary

with a copy to (which shall not constitute notice)	Ashurst LLP London Fruit and Wool Exchange 1 Duval Square London E1 6PW James.fletcher@ashurst.com
Attention	James Fletcher

in the case of the Non-Institutional Sellers to:	[REDACTED – contains personal and confidential information]

Attention:	Andrew Cunningham

with a copy to (which shall not constitute notice)	Winston Taylor International LLP 5 New Street Square, London EC4A 3TW

edward.chapman@winstontaylor.com and howard.palmer@winstontaylor.com

Attention	Edward Chapman and Howard Palmer

in the case of the Institutional Sellers to:	the addresses set out against their respective names in Schedule 1 or such other address as each Institutional Seller may notify to the Buyer, the Parent and the Sellers’ Representative in writing from time to time.

with a copy to (which shall no constitute notice)	to the email address, set out against their respective names in Schedule 1 or such other address as each Institutional Seller may notify to the Buyer, the Parent and the Sellers’ Representative in writing from time to time.

and shall be deemed to have been duly given or made as follows:

(a)	if delivered by hand or by courier, upon delivery at the address of the relevant Party;

(b)	if sent by first class post, two Business Days after the date of posting; and

(c)	if sent by air mail, five Business Days after the date of posting; and

(d)	if sent by email, at the time of transmission, provided the sender does not receive a notification that delivery of the email has failed;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. on a Business Day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

23.2	A Party may notify the other Parties to this agreement of a change to its name, relevant addressee or address or email address for the purposes of clause 23.1 provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

24.	Counterparts

24.1	This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any Party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all Parties.

24.2	Delivery of an executed signature page of a counterpart in AdobeTM Portable Document Format (PDF) sent by email shall take effect as delivery of an executed counterpart of this agreement. If this method is adopted, without prejudice to the validity of such agreement, each Party shall provide the others with the original of such page as soon as reasonably practicable thereafter.

25.	Governing law and jurisdiction

25.1	This agreement, and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation (including any non-contractual disputes or claims), shall be governed by and construed in accordance with English law.

25.2	Each Party to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in any way relate to this agreement or its formation (respectively, Proceedings and Disputes) and, for these purposes, each Party irrevocably submits to the jurisdiction of the courts of England.

25.3	Each Party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 25 shall be conclusive and binding upon the Parties and may be enforced in the courts of any other jurisdiction.

25.4	Without prejudice to any other permitted mode of service the Parties agree that service of any claim form, notice or other document for the purpose of any Proceedings begun in England shall be duly served upon it if delivered by hand or sent by recorded or special delivery post (or any substantially similar form of mail):

(a)	in the case of the Parent, to Vistra Trust Company Limited to Ground Floor, Templeback, 10 Temple Back, Bristol, United Kingdom, BS1 6FL; and

(b)	in the case of General Motors Ventures LLC, General Motors Ventures LLC, [REDACTED – personal confidential information].

26.	Third party rights

26.1	Any person (other than the Parties to this agreement) who is given any rights or benefits under clause 7.9 (a Third Party) shall be entitled to enforce those rights or benefits against the Parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

26.2	Save as provided in clause 26.1, the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded.

26.3	The Parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the Parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

26.4	Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the Parties and which may affect the rights or benefits of the Third Party.

AS WITNESS whereof this agreement has been executed on the date first above written.

Schedule 1

Particulars relating to the Sellers and Optionholders

Part I – The Existing Sellers

2. Number of Shares
	1. Names and addresses of Sellers	(a) as at the date of this agreement	(b) to be issued in Interim Period*	(c) as at Completion*	3. Seller’s Proportionate Share	4 Ballard Consideration Stock
1.	Mr Andrew Cunningham of Notices to be copied to:
2.	Mr Robert Mark Redwood of Notices to be copied to:
3.	GeoGreen Power Limited whose registered office is at Notices to be copied to:

2. Number of Shares
	1. Names and addresses of Sellers	(a) as at the date of this agreement	(b) to be issued in Interim Period*	(c) as at Completion*	3. Seller’s Proportionate Share	4 Ballard Consideration Stock
4.	Mr Peter Maxwell of Notices to be copied to:
5.	Mr James Atack of Notices to be copied to:
6.	General Motors Ventures LLC whose registered office is at Notices to be copied to:

2. Number of Shares
	1. Names and addresses of Sellers	(a) as at the date of this agreement	(b) to be issued in Interim Period*	(c) as at Completion*	3. Seller’s Proportionate Share	4 Ballard Consideration Stock
7.	Sustainable Impact Capital Limited whose registered office is at Notices to be copied to:
8.	Siemens Energy Limited whose registered office is at Notices to be copied to:

2. Number of Shares
	1. Names and addresses of Sellers	(a) as at the date of this agreement	(b) to be issued in Interim Period*	(c) as at Completion*	3. Seller’s Proportionate Share	4 Ballard Consideration Stock
9.	Swift UK2 Bidco Limited whose registered office is at Notices to be copied to:
10.	National Wealth Fund Limited whose registered office is at Notices to be copied to:
Total		614,712	717,621	1,332,333	93.0%	49,406,560

[REDACTED – personal and confidential information has been redacted]

Part 2 – The Option Holders

		2. Number of Shares
	1. Names and addresses of Sellers	(a) as at the date of this agreement	(b) to be issued in Interim Period*	(c) as at Completion*	3. Seller’s Proportionate Share[1]	4 Ballard Consideration Stock
1.	ESOP	Nil	38,529	38,529	2.7%	1,424,177
2.	CSOP	Nil	61,859	61,859	4.3%
Total			100,388	100,388	7.0%	1,424,177

1 Assumes full exercise of options.

Schedule 2

Particulars relating to the Company

Country of incorporation:	England & Wales

Issued share capital:	614,712 shares of £1 each

Directors:	Derek Bulmer Andrew Cunningham James Campbell Ferrier Lord Richard Irwin Harrington Agatha Janczukowicz Francois Pasquier Robert Mark Redwood Ian WilkinsonRinat Becher Yogev

Secretary:	N/A

Auditors:	UNW LLP

Accounting reference date:	31 March

Registered Office:	C/O Hobsons, Alexandra Street, Nottingham, United Kingdom, NG5 1AY

Charges:

Schedule 3

Particulars relating to Subsidiaries

HyMarnham Power Limited

Country of incorporation:	England & Wales

Issued share capital:	500,400 shares of £1 each

Directors:	Paul Spencer Beaumont Derek Bulmer Alistair Craig Collins Andrew Cunningham Graham Mark Pears Jeffrey Gordon Pears Mark Robert Redwood Ian Wilkinson

Secretary:	N/A

Auditors:	N/A

Accounting reference date:	31 March

Registered Office:	Bella Vista Farm Hartcliffe Road, Penistone, Sheffield, United Kingdom, S36 9FN

Charges:

HyMarnham Power (Nottingham) Limited

Country of incorporation:	England & Wales

Issued share capital:	100 shares of £1 each

Directors:	Paul Spencer Beaumont Derek Bulmer Alistair Craig Collins Andrew Cunningham Graham Mark Pears Jeffrey Gordon Pears Mark Robert Redwood Ian Wilkinson

Secretary:	N/A

Auditors:	N/A

Accounting reference date:	31 March

Registered Office:	Bella Vista Farm Hartcliffe Road, Penistone, Sheffield, United Kingdom, S36 9FN

Charges:

GeoPura (Europe) ApS

Country of incorporation:	Denmark

Issued share capital:	20,000 shares of 1 DKK each

Directors:	Andrew Cunningham
Derek Bulmer

Secretary:	N/A

Auditors:	N/A

Accounting reference date:	31 March

Registered Office:	Saturnvej 11, 6000 Kolding

Charges:

Schedule 4

The Warranties

1.	The Company, the Shares and the Subsidiaries

1.1	Schedule 1 is true, accurate and complete in all respects and contains true and accurate details of the share capital of the Company.

1.2	The Allocation Schedule is true, accurate and complete in all respects and contains true and accurate details of the Shares.

1.3	shares

(a)	So far as the Management Sellers are aware, no person has claimed to be entitled to an Encumbrance in relation to any of the Shares nor the shares of any of the Subsidiaries and no Group Company is under any obligation (whether actual or contingent) to sell, charge or otherwise dispose of any of the Shares or any interest therein to any person.

(b)	Other than this agreement there is no agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of the Company or any of the Subsidiaries (including an option or right of pre-emption or conversion).

(c)	The Shares constitute as at the date of this agreement, and will constitute as at Completion, all the issued and allotted shares in the capital of the Company.

(d)	The Shares have been properly allotted and issued and are fully paid up or credited as fully paid.

1.4	The subsidiaries

(a)	The Company does not have any subsidiary undertakings other than the Subsidiaries.

(b)	No Group Company owns any shares or stock in the capital of or has any beneficial or other interest in any company or business organisation of whatever nature other than the Subsidiaries and no Group Company controls or takes part in the management of any other company or business organisation.

(c)	The Company does not and no Subsidiary has any branch, division, agency, place of business, operation or substantial assets outside their respective countries of incorporation as set out in Schedule 3.

(d)	No Group Company owns or holds as surety any of its own shares, or any shares of its parent company, or has provided any financial assistance for acquisition of shares or treasury stock, or has established with any company cross-holdings of shares that exceed the legal limit.

(e)	No Group Company (i) has any interest or stake in any branch or joint venture or economic interest grouping, (ii) is a director or controls the management of any other company or entity that is not a Group Company, nor (iii) has assumed any commitment or obligation or started any negotiations that will give rise to any liability on its part relating to the potential acquisition of a stake in any company or entity.

(a)	The only activities in which HyMarnham Power Nottingham and HyMarnham Power have been engaged in since their respective incorporations are development, construction, operation and maintenance activities in relation to the Hydrogen Facility and activities reasonably incidental to the same, including its financing and procurement and environmental, social and governance activities.

2.	Constitution

2.1	Each Group Company has the power to carry on its business as now conducted and to own and operates its assets, properties and business as now owned and operated and the business of each Group Company has at all times been carried on intra vires.

2.2	The articles of association or similar constitutional documents of each Group Company contained in folder 2.1.11 and 2.1.12 of the Data Room are true and complete.

2.3	The registers of members and register of people with significant control (the PSC Register) of each Group Company have been properly kept and contain true and complete records of all matters and information which should be contained in them from time to time of each Group Company and the Group has not received any notice or allegation that any of the registers is incorrect or incomplete or should be rectified. Each Group Company has at all times materially complied with its statutory duties in relation to its PSC Register.

2.4	No Group Company has executed any power of attorney or conferred on any person other than its directors, officers and employees any authority to enter into any transaction on behalf of or to bind any Group Company in any way and which power of attorney remains in force or was granted or conferred within the three years prior to the date of this agreement.

2.5	The statutory books of each Group Company are up-to-date, in the possession of the Group and are true and complete in accordance with the relevant applicable law for each Group Company.

2.6	All resolutions, returns, statements and other documents required to be delivered to the Registrar of Companies, other relevant company registry or other corporate authority in any jurisdiction have been properly prepared and filed.

3.	Accounts

3.1	General

(a)	The Accounts give a true and fair view of the:

(i)	assets and liabilities (whether actual or contingent), financial position and state of affairs at the Accounts Date; and

(ii)	financial performance (including profits and losses and total comprehensive income) and cash flows for the period ended on the Accounts Date,

of the Company and of each member of the Group (and of the Group to the extent they are consolidated accounts).

(b)	The Accounts have been properly prepared and audited in accordance with:

(i)	in the case of the Company and the Group, UK GAAP (which shall mean for the purposes of this warranty Generally Accepted Accounting Practice in the United Kingdom, including FRS 102);

(ii)	in the case of the Subsidiaries, generally accepted accounting practice in their respective countries of incorporation.

(c)	The Accounts have been prepared in accordance with the Companies Act 2006, (or, for those Subsidiaries not incorporated in the United Kingdom, applicable local laws applying to such Subsidiaries), and (if in accordance with IFRS but not if in accordance with UK adopted international accounting standards) Article 4 of the IAS Regulation and (in either event) on bases and applying accounting policies consistent with the bases and policies upon which all audited individual or, as the case may be, consolidated accounts of the Group have been prepared in respect of the three years before the Accounts Date and applying such bases and policies consistently within the Accounts.

3.2	Liabilities

(a)	The Accounts make full and proper provision or reserve for or disclose:

(i)	all liabilities (including all contingent or deferred liability to Tax) of each Group Company whether actual, contingent, unquantified, disputed or otherwise;

(ii)	all capital commitments, whether actual or contingent; and

(iii)	all impairment losses in respect of trade receivables and other financial assets, of the relevant Group Company as at the Accounts Date.

(b)	Full details, including all agreements, deeds, letters, notices and other documents, of all:

(i)	overdraft, loan, hedging and other financial facilities available to any Group Company; and

(ii)	agreements or arrangements for hire or rent, hire-purchase, conditional sale or purchase by way of credit or instalment payment to which the Company or any Group Company is a party,

are contained in the Data Room and are in each case, true, accurate and complete in all respects.

(c)	There are no debts owing to the Company or any Group Company, other than trade debts incurred in the ordinary course of business.

(d)	There are no liabilities (including contingent liabilities) which are outstanding on the part of the Company other than those liabilities disclosed in the Company’s Accounts.

3.3	Bank and other borrowings

(a)	The total amount borrowed by the Company or any Group Company does not exceed any limitation on its borrowing powers contained in its articles of association, or in any debenture or other agreement or document binding on it.

(b)	The Company nor any Group Company is party to any contract under which it has the right to borrow money from third parties (other than as Disclosed in the Data Room, copies of which are in each case, true, accurate and complete in all respects).

(c)	Disclosed in the Data Room are particulars of all money borrowed (whether from a bank or otherwise) by the Company and each Group Company (to the extent that such borrowing is outstanding and excluding trade credit incurred in the ordinary course of business).

(d)	The Company has not factored or discounted any of its debts, or engaged in financing of a type which would not require to be shown or reflected in the Company’s Accounts.

(e)	Neither the Company nor any Group Company has repaid or, so far as the Management Sellers are aware, become liable to repay any loan or indebtedness in advance of its stated maturity.

(f)	No security interest has been given or entered into by the Company or any Group Company, to any third party in respect of borrowings or other obligations of the Company or any Group Company, nor has any such person agreed to do so.

(g)	Neither the Company nor any Group Company has given or entered into, or agreed to give or enter into, any security interest in respect of the indebtedness of, or the default in the performance of any obligation by, any other person.

(h)	No indebtedness of the Company or any Group Company is due and payable and so far as the Management Sellers are aware, no security interest over any of the assets of the Company or any Group Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

(i)	Neither the Company nor any Group Company has received written notice from any creditor requiring repayment of any indebtedness or intimating the enforcement of any security interest the creditor may hold over any of its assets and, so far as the Management Sellers are aware, there are no facts, matters or circumstances which may give rise to any such notice.

(j)	So far as the Management Sellers are aware, no indebtedness of the Company and/or any Group Company is subject to any material default or breach of a distribution or lock-up test (howsoever defined), including any such default or breach which has been waived by the creditors thereto.

(k)	No guarantee or indemnity has been given or entered into by the Company or any Group Company, in respect of borrowings or other obligations of the Company or any Group Company, nor has any such person agreed to do so.

(l)	The Company, nor any Group Company is party to any hedging or derivative transaction, other than foreign exchange hedging or other treasury transaction services entered into in the ordinary course of business and on arm’s length terms.

(m)	The credit support provided by the Export and Investment Fund of Denmark in respect of the Facility Agreement has not been terminated, and no event or circumstance is existing which would give rise to the termination of such credit support. The transactions contemplated by the Transaction Documents (including, in particular, the occurrence of Completion under this agreement) would not cause (whether directly or indirectly) the Export and Investment Fund of Denmark to have any right to terminate the credit support it has provided in respect of the Facility Agreement.

3.4	Fixed non-current assets

The value of all of the fixed non-current assets of any Group Company as shown in the Accounts is at cost thereof less depreciation deducted from time to time in a consistent manner and reflect all impairments to the recoverable amounts as required by generally accepted accounting principles in the country of incorporation of the relevant company or, if applicable, IFRS and there has been no revaluation of such fixed non-current assets since their acquisition.

3.5	Off balance sheet financing

No member of the Group is engaged in any financing (including the incurring of any borrowing or any indebtedness in the nature of acceptances or acceptance credits) of a type which would not be required to be shown or reflected in the Accounts.

3.6	The books of account and all other records of the Company and each Subsidiary (including any which it may be obliged to produce under any contract now in force) are up to date, in its possession and are true and complete in accordance with the law and applicable standards, principles and practices generally accepted in the United Kingdom.

3.7	Accounting reference date

The accounting reference date of each member of the Group is, and during the last six years has always been, 31 March.

3.8	Management accounts

The management accounts of the Group have been prepared in good faith and with due care, attention and skill and:

(a)	on bases and applying accounting policies materially consistent with the bases and policies of historic management accounts of the Group in respect of the three years before the Accounts Date (such bases and policies having been applied consistently within the consolidated management accounts); and

(b)	in a manner which present with reasonable accuracy, the state of affairs and profit or loss of the Group as at and for the period in respect of which they have been prepared, and are not misleading in any material respect, and for these purposes management accounts shall mean 2.12.14.

4.	Changes Since the Accounts Date

4.1	General

Since the Accounts Date:

(a)	the Group has carried on its business in the ordinary and usual course and so as to maintain the business as a going concern;

(b)	so far as the Management Sellers are aware there has been no material adverse change in the financial or trading position or prospects of any Group Company; and

(c)	there has been no material reduction in the value of those fixed assets specified in the Accounts, to the extent still owned by any Group Company.

4.2	Specific

Since the Accounts Date:

(a)	no member of the Group has, other than in the ordinary course of trading:

(i)	disposed of, or agreed to dispose of, an asset; or

(ii)	assumed or incurred, or agreed to assume or incur, a liability, obligation or expense (actual or contingent);

(b)	no member of the Group has disposed of or agreed to dispose of an asset for an amount which is lower than book value or an open market arm’s length value, whichever is the higher;

(c)	no member of the Group has acquired or agreed to acquire an asset for an amount which is higher than open market arm’s length value;

(d)	no member of the Group has made, or agreed to make, capital expenditure or operating expenditure exceeding in total £500,000 or incurred, or agreed to incur, a commitment or connected commitments involving capital expenditure exceeding in total £500,000;

(e)	no counterparty to a Material Contract has ceased or substantially reduced its trade with the Group or has altered the terms of trade to the Group’s disadvantage;

(f)	no Group Company has declared, paid or made a dividend or other distribution (including a distribution within the meaning of Part 23 of CTA 2010) except to the extent provided in the Accounts;

(g)	no resolution of the shareholders of any Group Company has been passed;

(h)	no Group Company has repaid, purchased or redeemed share or loan capital, or made (whether or not subject to conditions) an agreement or arrangement or undertaken an obligation to do any of those things;

(i)	no member of the Group has repaid any sum in the nature of borrowings in advance of any due date or made any loan or incurred any indebtedness;

(j)	other than trade creditors in the ordinary and usual course of its business, no Group Company has incurred any borrowings from third parties or incurred any other financial indebtedness to third parties;

(k)	no member of the Group has paid nor is under an obligation to pay any service, management or similar charges or any interest or amount in the nature of interest to any other person or incurred any liability to make such a payment or made any payment to any of the Sellers or any of their Connected Persons whatsoever;

(l)	no Group Company has agreed in writing to disclose any of its trade secrets or any other confidential information, in each case, without entering into an agreement in usual and customary form and substance with the recipient protecting the confidentiality of the foregoing;

(m)	no Group Company has materially altered or renegotiated the terms of any contract material to the business (including the Material Contracts);

(n)	no Group Company has borrowed or raised any money or entered into any form of financial facility or granted any security (or has agreed to do any of the same);

(o)	there have been no related party transactions; and

(p)	no Group Company has paid or agreed to pay any service, management or similar charges to the Sellers or any of their Connected Persons.

4.3	As at the Accounts Date, the level of debtors was not materially influenced by calling in debtors in advance of the usual debtor days, and the level of creditors was not materially influenced by paying creditors outside of the usual creditor days.

5.	Assets

5.1	There are no Encumbrances, nor has any Group Company agreed to create any Encumbrances, over any part of its undertaking or assets and each asset used by the Group (tangible or intangible) is:

(a)	legally and beneficially owned by a member of the Group; and

(b)	where capable of possession, in the possession of a member of the Group.

5.2	One or more members of the Group owns each asset (tangible or intangible) necessary for the operation of the Group’s business as currently conducted and without limitation no rights (other than rights as shareholders in the Company) relating to the business of the Group are owned or otherwise enjoyed by or on behalf of any of the Sellers or any of their Connected Persons.

5.3	All plant, machinery, vehicles and equipment owned or used by the Group are in good condition and working order, are, so far as the Management Sellers are aware, suitable for their current use and have been regularly and properly maintained and have been operated at all times in accordance with good industry practice.

5.4	All material assets (including components and spare parts) relating to the Hydrogen Facility are in the possession or under the control of HyMarnham Power Nottingham. All spare parts in the possession or control of HyMarnham Power Nottingham have been stored in accordance with good industry practice.

5.5	All material assets (including components and spare parts) relating to the Projects are in the possession or under the control of a Group Company.

5.6	So far as the Management Sellers are aware, there are no structural or operational issues or defects affecting the Projects’ installations and the assets in respect of the Projects are in good working condition and have been properly installed, monitored and maintained in all material respects.

5.7	HyMarnham Power Nottingham has good and valid legal and beneficial title to the material assets owned by HyMarnham Power Nottingham and necessary for the operation and the maintenance of the Hydrogen Facility.

5.8	Events of default

So far as the Management Sellers are aware, no event has occurred or is subsisting or been alleged or is likely to arise which:

(a)	constitutes an event of default, or otherwise gives rise to an obligation to repay, or to give security under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or lapse of time or both);

(b)	will lead to an Encumbrance constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity, suretyship or other obligation of any Group Company becoming enforceable (or will do so with the giving of notice or lapse of time or both); or

(c)	with the giving of notice and/or lapse of time constitute or result in a default or the acceleration of any obligation under any agreement or arrangement to which any Group Company is a party or by which it or any of their properties, revenues or assets is bound.

5.9	Grants

So far as the Management Sellers are aware, no Group Company has done or agreed to do anything as a result of which:

(a)	any investment grant or other grant or any subsidy received by the relevant Group Company is or may be liable to be refunded in whole or in part; or

(b)	any application made by the relevant Group Company for such a grant or subsidy shall or may be refused in whole or in part,

and, so far as the Management Sellers are aware, no matter (including the execution and performance of this agreement) exists which shall have any such result.

6.	Insurance

6.1	Disclosed in folder 2.1.9 of the Data Room is an accurate list of each current insurance and indemnity policy in respect of which any Group Company has an interest (together the Insurance Policies). Each of the Insurance Policies is valid and enforceable and is not void or voidable. So far as the Management Sellers are aware, there are no circumstances which might make any of the Insurance Policies void or voidable or enable any insurer to refuse payment of all or part of any claim under the Insurance Policies.

6.2	Each Group Company has at all material times been and is at the date of this agreement adequately insured against accident, damage, injury, third party loss (including product liability), loss of profits and any other risk normally insured by a prudent person operating the types of business operated by the Group and has at all times effected all insurances required by law.

6.3	No claim is outstanding under any of the Insurance Policies and so far as the Management Sellers are aware, no matter exists which might give rise to a claim under any of the Insurance Policies.

6.4	The Group has paid all premiums due in respect of all the Insurance Policies and so far as the Management Sellers are aware, has not done or omitted to do anything which might result in an increase in the premium payable under any of the Insurance Policies.

7.	Contractual Matters

7.1	No Group Company nor the Sellers has any knowledge of the invalidity or unenforceability of, or a ground for termination, avoidance or repudiation of, an agreement, arrangement or obligation to which any Group Company is a party. No party with whom any Group Company has entered into an agreement, arrangement or obligation has given notice of its intention to terminate, or has sought to repudiate or disclaim, the agreement, arrangement or obligation.

7.2	No Group Company is in material breach of any agreement or arrangement. So far as the Management Sellers are aware, no matter exists which is reasonably expected to give rise to such breach.

7.3	No orders or similar instructions have been made by any court or other competent authority requiring the modification of any agreement, arrangement or obligation to which any Group Company is party.

7.4	Each agreement, contract or arrangement contained in the Data Room is true, complete and accurate and copies of all amendments or variations to such agreements, contracts or variations are contained in the Data Room.

7.5	No Group Company nor the Sellers has requested any variation to any of the agreements, contracts or arrangements contained in the Data Room that remains undocumented by written variation agreed by the parties.

7.6	Full and accurate details of all agreements or arrangements for the supply of stock, raw materials, products or goods to or by the Group which involve or are likely to involve the supply of goods the aggregate sale value of which will represent in excess of three per cent of the consolidated turnover for the financial year of the Group ended on the Accounts Date are contained in the Data Room.

7.7	The JGPP-PPA is the only agreement in respect of electricity supplied to the Hydrogen Facility.

7.8	All necessary contractual arrangements with a licensed electricity supplier are in place to enable the Hydrogen Facility to receive electricity from the transmission network.

7.9	So far as the Management Sellers are aware, no third party owns or has any rights to share, use, connect into or export or import power through any part of the cables or other equipment connecting the Hydrogen Facility to the grid.

7.10	No Group Company is a party to or liable under:

(a)	an agreement, arrangement or obligation by which any Group Company is a member of a joint venture, consortium, partnership or association (other than a bona fide trade association), shareholder or similar arrangement or agreement or any agreement which purports to regulate control or otherwise affects the voting or disposition of its shares; or

(b)	a distributorship, promotional, representation, franchising, agency, marketing, licensing or management agreement or arrangement.

7.11	All of the Material Contracts have been Disclosed in the Data Room and in each case in respect of any Material Contracts which a Group Company is a party to are the final and complete versions that were entered into. The Data Room contains any document or arrangement or other item which forms part of a Material Contract or amends or is supplemental or collateral to each Material Contract.

7.12	Each of the Material Contracts constitutes valid and legally binding obligations of the parties thereto and is in full force and effect.

7.13	No caps on liability under any Material Contract have been eroded, reached or exceeded.

7.14	No Group Company is (or has during the two years ending on the date of this Warranty being given, been) in material breach of any Material Contract nor has any written allegation of any breach or invalidity been made or received by any Group Company in writing in the two years prior to the date of this Warranty being given.

7.15	There is no dispute, claim, counterclaim, set-off or withholding of payment subsisting in relation to any Material Contract and no Group Company has received or sent any notice of such under any Material Contract.

7.16	No written notice of termination of any such Material Contract has been served or received by any Group Company in the two years prior to the date of this Warranty being given.

7.17	No Material Contract may be terminated, cancelled, accelerated or modified in accordance with its terms as a result of the execution, completion or performance of this agreement or any other Transaction Document.

7.18	Each Group Company has obtained (or is not required to obtain) any consent, waiver or approval from any counterparty to a Material Contract which is required in connection with the execution, completion or performance of this agreement or any other Transaction Document.

7.19	All performance bonds, guarantees, letters of credit and other forms of credit support or security required to be provided or maintained by any Group Company under any Material Contract are in full force and effect, have not been drawn upon or called.

7.20	Where any Material Contract contains milestone obligations, commissioning requirements, longstop dates, notices or conditions precedent: (i) the current status of each such milestone, requirement, notice or condition has been Disclosed to the Buyer in the Data Room; (ii) no event has occurred which would entitle a counterparty to terminate or exercise step-in rights as a result of a failure to achieve any milestone or satisfy any condition by its prescribed date; and (iii) no delay damages, liquidated damages or other amounts have accrued or are accruing in respect of any failure to meet a milestone or commissioning requirement.

7.21	Each Material Contract which has been entered into between a Group Company and a Related Person of the Sellers, or between two or more Group Companies, has been entered into on arm’s length terms and for adequate consideration, and no variation, waiver or concession has been agreed or granted under any such Material Contract that was not on arm’s length terms.

7.22	No Group Company is, or within the past two years has been, a party to a Material Contract with any third party which is not, or was not, of an arm’s length nature, and no Group Company has transferred or agreed to transfer any assets to any third party except at market value.

7.23	Where any Material Contract requires a Group Company to maintain insurance cover (whether of a specified type, amount or from a provider meeting specified rating requirements), such insurance is in full force and effect, no claim has been made or is pending under any such policy, and so far as the Management Sellers are aware, no act or omission has occurred which would entitle the insurer to avoid, repudiate or decline such policy or any claim thereunder.

7.24	So far as the Management Sellers are aware, no counterparty to a Material Contract is insolvent or subject to any insolvency event (as that expression would be interpreted by reference to paragraph 13 of this Schedule 4), nor has any counterparty notified any Group Company of its inability or unwillingness to perform its obligations under any Material Contract.

7.25	Where any Material Contract grants a counterparty the right to terminate for convenience (or on notice without cause), no such notice of termination has been served or threatened and, so far as the Management Sellers are aware, no counterparty to a Material Contract has indicated an intention to exercise any such right.

7.26	The Distribution Connection and Use of System Agreement is in full force and effect and binding on the parties to it.

7.27	No written notice of:

(a)	de-energisation or disconnection or imposition of operational restrictions on the grid connection provided under the Distribution Connection and Use of System Agreement; or

(b)	variation request for the Distribution Connection and Use of System Agreement has been received by or threatened against any Group Company and, so far as the Management Sellers are aware, there are no circumstances that would lead to such notice being received.

7.28	No third party owns or has any rights to share, use, connect into or export power through the grid connection provided under the Distribution Connection and Use of System Agreement.

7.29	No Group Company has any offers, bids, tenders or proposals outstanding which by the acceptance or other act of some person would give rise to any contract, obligation or arrangement binding on such Group Company.

7.30	There is, and during the twelve months ending on the date of this agreement there has been, no agreement or arrangement (legally enforceable or not) to which any Group Company is or was a party and in which any of the Sellers, a director or former director of any member of the Group or of the Sellers or any of their Related Persons is or was a party to such agreement or arrangement.

8.	Permits

8.1	Existence of permits

Full and accurate details of all Permits of which any member of the Group has the benefit are set out in the Data Room.

8.2	Compliance with permits

Each Group Company has obtained and materially complied with the terms and conditions of each Permit.

8.3	Status of permits

There are no pending or threatened proceedings which might in any way affect the Permits and the Management Sellers are not aware of any other reason why any of them should be suspended, threatened or revoked or be invalid.

9.	Effect of Sale

Neither the execution nor performance of this agreement or any document to be executed at or before Completion pursuant to this agreement will:

(a)	result in any member of the Group losing the benefit of a Permit or an asset, licence, grant, subsidy, right or privilege which it enjoys at the date of this agreement in any jurisdiction;

(b)	result in any counterparty to a Material Contract being entitled (and if a counterparty to a Material Contract is so entitled, so far as the Management Sellers are aware, it will not exercise any such entitlement) to cease dealing with the Group or substantially to reduce its existing level of business or to change the terms upon which it deals with the Group;

(c)	result in any counterparty to a Material Contract being entitled (and if a counterparty to a Material Contract is so entitled, so far as the Management Sellers are aware, it will not exercise any such entitlement) to cease supplying the Group or substantially to reduce its supplies to or to change the terms upon which it supplies the Group;

(d)	so far as the Management Sellers are aware, result in any officer or senior employee leaving the Group; or

(e)	make any Group Company liable to offer for sale, transfer or otherwise dispose of or purchase or otherwise acquire any assets, including shares held by it in other bodies corporate under their articles of association or any agreement or arrangement.

10.	Litigation and Compliance with Law

10.1	Litigation

(a)	No Group Company nor, so far as the Management Sellers are aware, a person for whose acts or defaults any Group Company may be vicariously liable is involved, or has during the six years ending on the date of this agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction. No civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or threatened by or against any Group Company or so far as the Management Sellers are aware, a person for whose acts or defaults any Group Company may be vicariously liable.

(b)	So far as the Management Sellers are aware, no matter exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving any Group Company or a person for whose acts or defaults any Group Company may be vicariously liable.

(c)	There is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency in any jurisdiction against any Group Company or, so far as the Management Sellers are aware, a person for whose acts or defaults any Group Company may be vicariously liable.

10.2	Compliance with law

Each Group Company has conducted its business, affairs and dealt with its assets in all material respects in accordance with all applicable legal and administrative requirements.

10.3	Investigations

No member of the Group is nor, so far as the Management Sellers are aware, has been subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) in any jurisdiction and none is pending or threatened.

10.4	Competition law

(a)	No Group Company is or has been a party to or concerned in any agreement or arrangement in a manner, which infringes the Chapter I prohibition and/or the Chapter II prohibition of the Competition Act 1998 or Articles 101 and/or 102 of the Treaty on the Functioning of the European Union (TFEU) or any other anti-trust, anti-monopoly, anti-cartel, consumer law or any other similar legislation in any jurisdiction.

(b)	No Group Company has received a written communication or request for information in relation to any aspect of its business from, given any undertaking or written assurance (whether legally binding or not) to, or is subject to any order, regulation or decision made by, any court or governmental authority (including the Competition and Markets Authority (CMA), any other national competition authority and the European Commission) under any anti-trust, anti-monopoly, anti-cartel, consumer law or any other similar legislation in any jurisdiction.

(c)	No Group Company has received, or is expecting to receive, any aid (in whatever form) from a Member State of the European Union or from State resources such as could be regarded as State aid for the purposes of Articles 107 to 109 of the TFEU.

10.5	National security and foreign investment

(a)	No Group Company is or has been a party to or concerned in any agreement, transaction or arrangement which is subject to national security or foreign investment legislation in any jurisdiction and, for deals completing on or after 4 January 2022, within the mandatory notification regime under the NSIA 2021 and which was completed prior to receiving clearance from the Secretary of State.

(b)	No Group Company has had any correspondence or communication with regulators relating to national security or foreign investment reviews in any jurisdiction, including the Secretary of State and/or the Investment Security Unit in relation to the NSIA 2021, in the last five years.

11.	Anti-bribery and Corruption

11.1	No Group Company has, directly or indirectly:

(a)	given, promised, offered or authorised; or

(b)	accepted, requested, received or agreed to receive,

any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of the Bribery Act 2010 or the anti-bribery and corruption laws of any jurisdiction to which any Group Company is subject and in each case any related rules, regulations and guidance (collectively, the Anti-Bribery and Corruption Laws).

11.2	The Group has instituted, maintained and monitored policies and procedures designed to ensure compliance with the Anti-Bribery and Corruption Laws.

12.	Brokerage or Commissions

No person is entitled to receive from any Group Company a finder’s fee, brokerage or commission in connection with this agreement or anything in it and no Group Company is liable to pay any sum whatsoever to any of its directors, employees, agents or advisers in connection with, or as a result of, the sale of the Shares.

13.	Insolvency

13.1	No order has been made, petition presented or resolution passed for the winding up of or for the appointment of a provisional liquidator to any Group Company.

13.2	No Group Company has been nor is in administration (as defined in schedule B1 of the Insolvency Act 1986) and no step (including the service of any notice or the filing of any document(s)) has been taken under schedule B1 of the Insolvency Act 1986 by any person to place any Group Company in administration and no administration order has been made, no administrator has been appointed and no petition for an administration order has been presented to the court under part II of the Insolvency Act 1986 in relation to any Group Company.

13.3	No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of any Group Company’s business or assets.

13.4	Compromises with creditors

(a)	No voluntary arrangement under section 1 of the Insolvency Act 1986 has been proposed or approved in respect of any Group Company.

(b)	No compromise or arrangement under section 895 of the Companies Act 2006 has been proposed, agreed to or sanctioned in respect of any Group Company.

(c)	No Group Company has commenced negotiations or entered into any compromise or arrangement with one or more of its creditors or any class of its creditors generally with a view to rescheduling any of its indebtedness.

13.5	No Group Company is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for this purpose ignoring the reference to “if it is proved to the satisfaction of the court that” in sections 123(1)(e) and 123(2)).

13.6	There has not occurred, in relation to the Company or any of the Subsidiaries or any of its or their assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets is subject, any event which corresponds in that country or territory with any of those mentioned in paragraphs 13.1 to 13.5 of this Schedule 4.

13.7	No Group Company has suspended, threatened to suspend or announced an intention to suspend making payments on any of its debts.

13.8	No moratorium has been declared or has taken effect in respect of any indebtedness of any Group Company.

13.9	No security over any assets of the Group has been enforced, nor has distress, execution, sequestration or other process been levied or enforced on an asset of the Group.

13.10	There is no unsatisfied judgment or court order outstanding against any Group Company.

13.11	No action is being taken by the Registrar of Companies to strike the Company off the register under sections 1000 to 1002 of the Companies Act 2006 (whether by way of a voluntary strike off on request of such company or otherwise) and no equivalent action is being taken by any relevant company registry or other corporate authority in any jurisdiction in respect of any of the Subsidiaries.

14.	Directors, workers and employees

In this paragraph 14 the following words have the following meanings:

ERA means the Employment Rights Act 1996;

Transfer Regulations means the Transfer of Undertakings (Protection of Employment) Regulations 2006; and

14.1	Particulars of workers

Full and accurate particulars of all Workers and the principal terms of their contracts are set out in Data Room document 2.14.1.1 and 2.14.1.2 including:

(a)	name, gender and job title;

(b)	the company which employs or engages them;

(c)	the commencement date of each contract and, if the Worker is an employee, the date on which continuous service began;

(d)	the length of notice required to terminate each contract or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(e)	the type of contract (whether full or part-time or other);

(f)	any country in which the Worker works or performs services and/or is paid, if the Worker works or is paid outside the UK; and

(g)	the law governing the agreement, if the Worker provides services wholly or mainly outside the UK.

14.2	Terms and conditions

(a)	The Data Room contains copies of all the standard terms and conditions, staff handbooks and policies which apply to Workers and identifies which terms and conditions apply to each Worker.

(b)	There are no terms and conditions in any contract with any Worker pursuant to which such person will be entitled to receive any payment or benefit or such person’s rights will change as a direct consequence of the transaction contemplated by this agreement.

(c)	All employees of the Group employed in the UK have received a written statement of particulars of their employment as required by section 1 of ERA.

(d)	Since the Accounts Date no Group Company has made, announced or proposed any changes to the emoluments or benefits of or any bonus to any Worker and the Group is under no express or implied obligation to make any such changes with or without retrospective operation.

14.3	Remuneration and benefits

The particulars of all Workers in the Data Room show all remuneration and other benefits:

(a)	actually provided; or

(b)	which any Group Company is bound to provide (whether now or in the future),

to each Worker and are true and complete and include particulars of and details of participation in all profit sharing, incentive, bonus, commission, medical, permanent health insurance, directors’ and officers’ insurance, travel, car, redundancy and other benefit schemes, arrangements and understandings (the Schemes) operated for all or any Workers or former Workers of the Group or their dependants whether legally binding on any Group Company or not.

14.4	Employee share plans

(a)	All share option plans and any other plan or arrangement for the acquisition of, or of an interest in, Shares or shares in any group undertaking in relation to any Group Company (including any scheme or arrangement for the acquisition of cash or other assets or an interest in other assets linked to the value of any such shares), whether approved by HMRC under ITEPA or unapproved, which have been operated for all or any Workers or former Workers (the Employee Share Plans) have been Disclosed in the Data Room.

(b)	The Employee Share Plans have at all times been operated in accordance with their governing rules or terms and all applicable laws.

(c)	All documents or returns which are required to be filed with HMRC or any regulatory authority have been so filed and all tax clearances, approvals, registrations, certifications and declarations or other steps necessary to obtain favourable tax treatment for any Group Company and/or the participants in the Employee Share Plans have been obtained or made and not withdrawn, no act or omission has occurred which has or could prejudice any such favourable tax treatment and no tax-advantaged Employee Share Plan has had such status removed or is the subject of an enquiry by HMRC or other regulatory body.

(d)	No Worker or former Worker or any dependant thereof or any other participant in any Employee Share Plan has made any claim against any Group Company in respect of any Employee Share Plan and no event has occurred which could or might give rise to any such claim.

(e)	All liabilities of any Group Company to account for PAYE, Employee’s NICs and Employer’s NICs in connection with any benefit provided under any Employee Share Plan in relation to any option or award which has at the date of this agreement been exercised or has vested or lapsed, have been met in full.

14.5	There are no amounts owing or agreed to be loaned or advanced by any Group Company to any current or former Worker (other than amounts representing remuneration accrued due for the current pay period, accrued holiday pay for the current holiday year or for reimbursement of expenses).

14.6	Notice of termination, leave of absence, disciplinary warning and outstanding offers

(a)	No Worker has given or received notice to terminate his employment or engagement.

(b)	The Data Room includes details of all Workers who are on secondment, maternity, paternity or adoption leave or absent on or other leave of absence (other than normal holidays or absence of no more than one week due to illness).

(c)	No Worker is subject to a current disciplinary warning or other disciplinary, performance or grievance procedure (including any appeals thereof).

(d)	There are no outstanding offers of employment or engagement by any Group Company and no person has accepted such an offer but not yet taken up the position accepted.

14.7	Payment up to completion

All salaries, wages, fees and other benefits of all Workers have, to the extent due, been paid or discharged in full together with all related payments to third party benefit providers and relevant authorities.

14.8	There are no current or proposed agreements between any Group Company and any trade union or other body representing the employees nor are there any works councils or staff associations or other employee representatives in place.

14.9	No Group Company is currently involved in any employment dispute with any past or present Worker (or any worker of a predecessor in business), or any agency worker, or trade union or staff association or other body representing employees or workers of any Group Company or any predecessor in business and, so far as the Management Sellers are aware, there are no circumstances (including any disciplinary or grievance procedure) which may result in any such dispute arising.

14.10	Enquiries and discrimination

(a)	No discrimination or equal pay questionnaire has been served on any Group Company by a Worker which remains unanswered in full or in part.

(b)	So far as the Management Sellers are aware there are no enquiries or investigations existing, pending or threatened affecting any Group Company in relation to any Worker by the Equality and Human Rights Commission or any other bodies with similar functions or powers in relation to Workers.

(c)	There are no terms or conditions under which any Worker is employed or engaged, nor has anything occurred or not occurred prior to Completion that may give rise to any claim for discrimination, harassment or equal pay either under United Kingdom, European or other applicable law whether by such Worker or a prospective Worker or otherwise.

14.11	No Group Company is party to, bound by or proposing to introduce in respect of any Workers any redundancy payment scheme in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.

14.12	Severance arrangements

(a)	No Group Company has any obligation to make a payment on termination of employment of any current employee in excess of any statutory redundancy payment, nor is there any agreed procedure for redundancy selection.

(b)	No Group Company has any obligation to make any payment to any person who is a former Worker.

14.13	Compliance with laws

(a)	Every Worker who requires permission to work in the United Kingdom (or in any other jurisdiction in which the Group operates) has current and appropriate permission to work in the United Kingdom (or such other applicable jurisdiction).

(b)	Each Group Company has complied in all material respects with all relevant provisions of statutes and regulations in England and Wales, codes of conduct, collective agreements, terms and conditions of employment, orders, declarations and awards relevant to the Workers or the relations between the members of the Group and any trade union, staff association or any other body representing Workers.

14.14	In the last two years, no Group Company has been party to a relevant transfer (as such term is defined in the Transfer Regulations) and no relevant transfers are currently contemplated by any Group Company, nor has any Group Company made or proposed any changes to the terms and conditions of employment of any Worker in connection with a relevant transfer.

14.15	Each Group Company has maintained adequate and suitable records regarding the service of its Workers and, in particular, has maintained all records in material compliance with the Working Time Regulations 1998.

14.16	In the two years preceding the date of this agreement all holiday pay for periods of holiday taken by any present or former employee or worker of any Group Company has been calculated and paid in accordance with all applicable law, including but not limited to the Employment Rights Act 1996, the Working Time Regulations 1998 and Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organisation of working time (as the latter applies in

England and Wales from time to time, including as retained, amended, extended, re-enacted or otherwise given effect on or after 11pm on 31 January 2020).

15.	Pensions

15.1	Complete and accurate details of each pension or life assurance arrangement, fund or scheme established or proposed by any Group Company, or to which any Group Company contributes or is obliged to contribute, are contained in the Data Room (the Disclosed Schemes).

15.2	Other than the Disclosed Schemes, no Group Company has any liability in respect of any scheme, arrangement or agreement for the provision of any pension, lump sum, gratuity or other like benefit payable on retirement or death in respect of or by reference to any present or former director, officer, employee of or person who has at any time agreed to provide services to a Group Company (Relevant Benefits).

15.3	The Disclosed Schemes are registered schemes within the meaning of Chapter 2 of Part 4 of the Finance Act 2004 and provide only money purchase benefits as defined in section 181 of the Pension Schemes Act 1993.

15.4	All death benefits provided by Group Companies are fully insured by an insurance policy with an insurer of good repute.

15.5	Each Group Company has complied in all material respects with all applicable legal and regulatory requirements in relation to the provision of Relevant Benefits. There is no claim, investigation, dispute or complaint, by or from any regulatory authority or individual in relation to the provision of Relevant Benefits by any Group Company, and so far as the Management Sellers are aware, no circumstances exist which might give rise to the same.

15.6	The current rates at which Group Companies are obliged to contribute to the Disclosed Schemes have been Disclosed. All contributions and other costs have been paid on time.

15.7	No Group Company is, nor has been, connected with or an associate of (within the meaning of sections 38 and 51 of the Pensions Act 2004) a person who is or was at any time an employer in relation to an occupational pension scheme within the meaning of section 1 of the Pension Schemes Act 1993.

15.8	No employee or former employee of a Group Company has any right to benefits as a result of a “relevant transfer”, as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006.

16.	Intellectual Property

16.1	All Business IPR is either legally and beneficially owned by a Group Company or lawfully used with the consent of the owner under a licence.

16.2	The Business IPR comprises all Intellectual Property Rights necessary for carrying on the business of each Group Company fully and effectively in the manner in, and to the extent to, which it is or has been conducted at, or in the two years before, the date of this agreement.

16.3	Complete, accurate and current details of all Owned Registered IPR; are provided at Schedule 15.

16.4	In respect of the Owned Registered IPR:

(a)	all fees which are due, and steps which are required, for their maintenance, prosecution and protection have been paid and taken;

(b)	deadlines for all responses to office actions and intellectual property registry objections have been met or extended (where extendable);

(c)	all assignments from inventors that are required to register any Owned Registered IPR in the name of a Group Company have been made prior to the filing of the relevant Owned Registered IPR and filed at the relevant intellectual property registry;

(d)	which has been assigned to a Group Company prior to the date of this agreement, the change in title in favour of the relevant Group Company has been recorded at the relevant intellectual property registry;

(e)	no registrations are the subject of any action or proceedings (actual or threatened) for removal, re-examination, opposition, amendment, revocation, cancellation, nullity, invalidity or surrender;

(f)	no applications are the subject of any opposition proceedings (actual or threatened).

16.5	The Owned Business IPR is:

(a)	exclusively legally and beneficially owned by a Group Company;

(b)	valid and enforceable; and

(c)	is not subject to any Encumbrance or any licence or authority in favour of another.

16.6	There has been and is no misuse of Knowhow, confidential information or trade secrets by any Group Company and the Management Sellers have not made any disclosure of Knowhow, confidential information or trade secrets to any person except properly and in the ordinary and usual course of business and on the basis that such disclosure is to be treated as being of a confidential character.

16.7	All licences of Intellectual Property Rights to or from any Group Company that are material to the business of any Group Company are Disclosed in the Data Room and, in respect of each such licence:

(a)	it is in full force and effect, no notice having been given by either side to terminate it;

(b)	neither entering into, nor compliance with, nor completion of, this agreement will, or, so far as the Management Sellers are aware, is likely to: (i) entitle a party to terminate it, vary it, and/or make a claim, and/or (ii) result in any other adverse consequence for any Group Company (including the loss of any right or benefit) under it;

(c)	the obligations of the parties thereto have been fully complied with and no disputes have arisen in respect of it; and

(d)	where it is of such a nature that it could be registered with the appropriate intellectual property registry and where such registration would have the effect of strengthening the Group Company’s rights it has been so registered.

16.8	Employee Intellectual Property

(a)	Each current or former officer, employee, contractor, consultant or other worker employed by or engaged by any Group Company has either entered into an agreement under which they assign any such Intellectual Property Rights that they developed or develop during the course of their employment or engagement for a Group Company, or such Intellectual Property Rights are vested in a Group Company by operation of law.

(b)	No Group Company is engaged in any outstanding claims, and so far as the Management Sellers are aware, there are no circumstances which exist that are likely to give rise to any claim, for compensation or other payments such as royalties in relation to any Intellectual Property Rights that they have developed, created or invented.

16.9	Infringement

(a)	The Group has not, in the past five years, received any notice alleging that the operations or products or services of any Group Company infringe or misuse the Intellectual Property Rights of a third party, and so far as the Management Sellers are aware, neither the operations or products or services of any Group Company are likely to give rise to a claim of infringement or misuse.

(b)	So far as the Management Sellers are aware, no current operations or products or services of the Group infringe or misuse any Intellectual Property Rights of any third party.

(c)	So far as the Management Sellers are aware, the Owned Business IPR is not being infringed or used without authorisation by any third party. Copies of all settlements, co-existence agreements and similar undertakings or dispositions made in connection with any claims relating to Intellectual Property Rights and entered into by any Group Company are Disclosed in the Data Room.

16.10	Open Source Software

With respect to any third party software (including open source software) embedded or otherwise incorporated into any of the Group’s software or products, the relevant licence terms do not require the Group to: (i) disclose or distribute any source code of any software constituting part of the Owned Business IPR; (ii) license any of its products for the purpose of making derivative works; or (iii) be restricted as to the consideration to be charged for the distribution of any of its products.

16.11	Proprietary Software

In relation to the source code for the Proprietary Software:

(a)	the Group has in its possession, in a secure repository, a complete and up-to-date copy of the source code for each item of the Proprietary Software, such source code being fully documented in a recognised computer programming language, so as to enable it to be compiled or interpreted into equivalent object code, together with all associated documentation, code, data, libraries, tools and other items and material necessary or desirable to enable a reasonably skilled computer programmer fully to understand, use, reproduce, modify, enhance and maintain the Proprietary Software; and

(b)	there is no agreement (including any licence or escrow agreement) in force under which any third party may become entitled to possess or use any such code and no person is entitled to require such an agreement to be entered into by the Group.

16.12	Domain names

The domain names listed in the Data Room at 2.10.4 is a complete and accurate list of all domain names used by the Group (Domain Names). A Group Company is the current registrant and user of each of the Domain Names and no Group Company has sold, transferred, licensed, charged or otherwise encumbered the Domain Names, nor allowed the Domain Names to be used by any third party.

17.	Information Technology and Data Protection

17.1	The Systems used or planned to be used in connection with the business of the Group are adequate for the immediate needs of that business, including as to the system capacity and ability to process current peak volumes and anticipated volumes in a timely manner, and in this paragraph 17, Systems means all plant, equipment, systems, devices and components which contain or are controlled or monitored by computer systems, microprocessors or software.

17.2	In the 12 months prior to the date hereof the Group has not suffered and so far as the Management Sellers are aware no other person has suffered any failures or bugs in or breakdowns of any System used in connection with the business of the Group which have caused any substantial disruption or interruption in or to its use and the Management Sellers are not aware of any fact or matter which may so disrupt or interrupt or affect the use of such equipment following the acquisition by the Buyer of the Shares pursuant to this agreement on the same basis as it is presently used.

17.3	All Systems, excluding software, used in the business of the Group are owned and operated by and are under the control of the relevant Group Company and are not wholly or partly dependent on any facilities which are not under the ownership, operation or control of any Group Company. No action will be necessary to enable such systems to continue to be used in the business of the Group to the same extent and in the same manner as they have been used prior to the date hereof.

17.4	Each Group Company is validly licensed to use the software used in its business and no action will be necessary to enable it to continue to use such software to the same extent and in the same manner as they have been used prior to the date hereof.

17.5	Data protection

(a)	Each Group Company complies, and has at all times prior to the date of this agreement complied, in full with and has in place all necessary registrations, notifications and procedures to comply with the Data Protection Law.

(b)	No Group Company has suffered any personal data breaches (as defined under Data Protection Law) which have been, or should have been, reported to a data protection supervisory authority or any data subjects.

(c)	No Group Company has received any notice of any complaint, claim, request, correspondence or other communication made by a data subject, data protection supervisory authority, or third party alleging a breach of, or non-compliance with Data Protection Laws, or any fines, sanctions, or enforcement action imposed by a data protection supervisory authority, and in so far as the Management Sellers are aware, there is no fact or circumstance that would give rise to the foregoing.

(d)	No Group Company has received any notice from any supervisory authority that they are within scope of the Network and Information Systems Regulations 2018 and in so far as the Management Sellers are aware, there is no fact or circumstance that would give rise to the foregoing.

18.	Properties

18.1	No Group Company owns, uses or occupies any freehold estate in commonhold land nor any freehold land, and the Properties comprise all the leasehold land owned, used or occupied by and all the rights vested in any member of the Group and all agreements whereby any member of the Group has any financial entitlement relating to any land at the date hereof.

18.2	No Group Company has any actual or contingent obligations or liabilities (in any capacity including as principal contracting party or guarantor) in relation to any lease, licence or other interest in, or agreement relating to, land apart from the Properties.

18.3	The relevant Group Companies have good and marketable title to the Properties which titles are leasehold as indicated in Schedule 9 and, unless Disclosed in Schedule 9, the relevant Group Company is solely legally and beneficially entitled to the Properties for an unencumbered estate in possession.

18.4	The Group has under its control all original or properly examined extracts of title deeds and documents necessary to prove its title to the Properties; where any of the Properties is leasehold the title documents include all necessary consents for the grant and assignment of the lease and evidence of all reversioners’ titles and all consents required under the lease.

18.5	No liberty, right, easement, licence or other arrangement is enjoyed or is in the course of being acquired by or against the Properties (and none is needed) for obtaining access to any land or for repair of any premises or to comply with any fire regulations.

18.6	Each of the Properties has the benefit of all rights necessary for the continued present use and enjoyment of the same and, so far as the Management Sellers are aware, such rights are not being capable of withdrawal by any person.

18.7	Unless disclosed in Schedule 9 the Properties and the title deeds thereto are not and will not at Completion be subject to any Encumbrance or any lease or agreement for lease.

18.8	The Properties are not subject to overriding interests (being unregistered interests falling within schedule 3 to the Land Registration Act 2002, such other unregistered interests as may affect the Property to the extent that and for so long as they are preserved by schedule 12 to the Land Registration Act 2002, and PPP leases as defined in section 90 of the Land Registration Act 2002).

18.9	There are no agreements, covenants, restrictions, exceptions, reservations, conditions, rights, privileges or stipulations affecting the Properties which are of an onerous or unusual nature or which adversely affect the value of the Properties or conflict with the user thereof.

18.10	All buildings and structures comprised in the Properties are in good and substantial repair and condition and so far as the Management Sellers are aware, there are no material defects therein (whether latent, inherent or otherwise).

18.11	All disclosures, replies to enquiries and requisitions relating to the Properties made or given by or on behalf of the Sellers or the Group are complete and correct in all material respects.

18.12	All relevant matters affecting the Properties or the use or value thereof or any proposals relating thereto and full details of all leases have been Disclosed in the Data Room.

18.13	No Group Company is engaged in any litigation or arbitration proceedings in connection with any of the Properties and so far as the Management Sellers are aware, there is no cause of action which has arisen or accrued or law suit or arbitration threatened or pending against any Group Company in connection with the Properties.

18.14	All requisite insurances in respect of the Properties, are in force, all current premiums are fully paid and so far as the Management Sellers are aware, no Group Company is in breach of any insurance covenant in any lease of the Properties.

18.15	The Properties are not affected by any outstanding disputes, notices or complaints which affect the use of the Properties for the purposes for which they are now used or proposed to be used.

18.16	Local authorities - land charges and replies to enquiries

(a)	The Properties are not affected by any matter which would be revealed by official certificates of search in the register of local land charges or by replies to enquiries on form Con 29R and Con 29O which would adversely affect the Properties or the value or continued use thereof.

(b)	Each member of the Group has duly performed, observed and materially complied with:

(i)	all covenants, restrictions, exceptions, reservations, conditions, agreements, statutory and common law requirements, by-laws, orders, building regulations and other stipulations affecting the Properties and the uses thereof including the terms of any lease under which any part of the Properties is held and the terms of any joint venture, finance or development agreement and all outgoings, rents, service charges and other charges have been paid to date and no notice of any alleged breach of any of the terms of any such lease has been served on any Group Company; and

(ii)	all statutory requirements affecting the members of the Group under any statutory role or duty ascribed to them in relation to the Properties or any matter relating to the Properties.

18.17	Leasehold properties

(a)	Each of the Properties which is leasehold is held under the lease details of which are set out in Schedule 9, and no licences or collateral arrangements or concessions have been entered into or granted in respect thereof, and there are no rent reviews which are or will at the date of Completion be in the course of being determined.

(b)	Any lease of any of the Properties which is a new tenancy for the purposes of the LT(C)A 1995 is stated so to be in Schedule 9.

18.18	Occupational interests

There are no leases, underleases, tenancies, licences, agreements for lease, agreements for occupation, rights of occupation or other occupational interests to which any of the Properties is subject, and no person other than one or more members of the Group is in actual or deemed occupation or possession of any part of the Properties.

18.19	Planning

(a)	The existing use of the Properties is the use specified in Schedule 9 and that use is the lawful permitted use and all consents, approvals and permissions to such existing use have been obtained.

(b)	All development carried out at the Properties has been and is lawful and all consents, approvals and permissions have been obtained for such development and materially complied with at all times.

(c)	The consents, approvals and permissions referred to in paragraphs 18.19(a) and 18.19(b) of this Schedule 4 are valid, subsisting and unimpeachable and are not temporary or suspended and are also either unconditional or subject only to conditions which have been discharged so that nothing further remains to be done thereunder and no planning permission remains unimplemented nor has any planning application been submitted which awaits determination.

(d)	There are no planning agreements, including but not limited to undertakings and community benefit agreements, affecting the Properties.

(e)	There are no outstanding enforcement or other notices or proceedings issued in respect of the Properties or the Projects and there is no resolution or proposal for compulsory acquisition by the local or any other authority nor any outstanding order, notice or other requirement of any such authority that affects such existing use as aforesaid or involves expenditure in complying with it nor so far as the Management Sellers are aware, any other circumstances known which may result in any such order or notice being made or served or which may otherwise affect the Properties or the Projects.

19.	Environmental, Health and Safety Matters

In this paragraph 19 the following words have the following meanings, unless the context otherwise requires:

“Environment” means the natural and man-made environment including all or any of the following media, namely air (including the air within buildings and the air within other natural or man-made structures whether above or below the ground), water (including water under or within land, surface, coastal and ground waters or in drains or sewers) and land (including soil and subsurface land) and any ecosystem or living organisms (including humans) supported by those media;

“EHS Consent” means any and all consents, permits, licences, authorisations, notifications, allowances, exemptions, registrations, certificates, permissions or other approvals required under any EHS Law in relation to the operation of any Group Company, the Properties and/or the Projects (including for the operation of each of the Projects);

“EHS Laws” means all and any laws, statutes, statutory instruments, bylaws and regulations, the common law, and other national, international and local laws, any notice, order, judgment, decision and ruling or other requirement of any court, tribunal or Regulatory Authority and codes of practice and guidance relating to EHS Matters which are applicable to any Group Company, the Properties and/or the Projects;

“EHS Matters” means all and any matters relating to:

(a)	pollution or contamination of or harm to the Environment;

(b)	the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it;

(c)	harm to or the protection of human health and safety (including any accidents, injuries, illnesses and diseases, asbestos compliance and fire safety);

(d)	the presence, disposal, release, spillage, deposit, escape, discharge, leak, movement, migration or emission of Hazardous Material;

(e)	the generation, manufacturing, processing, handling, management, treatment, recovery, recycling, disposal, storage, use, supply, keeping, possessing, marketing, sale, purchase, import, export, or transportation of Hazardous Material, and any exposure of any person to Hazardous Material;

(f)	the creation or existence of any noise, odour, vibration, radiation, common law or statutory nuisance or other adverse impact on the Environment;

(g)	compliance (or non-compliance) with EHS Consents;

(h)	energy use and supply, climate change, energy efficiency, greenhouse gases and carbon trading; and

(i)	environmental controls relating to producer responsibility and waste management;

“Hazardous Material” means any natural or artificial substance, organism or material (in any form and whether alone or in combination with any other substance, organism or material) which is capable of causing harm or damage to the Environment or to human health and safety or is capable of causing a nuisance, including any waste; and

“Regulatory Authority” means any authority, agency, department or body having authority under or jurisdiction in respect of any EHS Laws.

19.2	Each Group Company and the Properties comply and have at all times materially complied with all EHS Laws, and, so far as the Management Sellers are aware, there are no facts or circumstances which may reasonably give rise to a breach of, or liability under, any EHS Laws.

19.3	Each Group Company has at all times obtained, maintained and materially complied with all EHS Consents. All EHS Consents are subsisting and in full force and effect and no written communication has been received from any Regulatory Authority varying, modifying, transferring, revoking, suspending, cancelling or refusing to renew the same or indicating an intention to do so, and, so far as the Management Sellers are aware, there are no facts or circumstances which may reasonably result in any EHS Consent being varied, modified, transferred, revoked, suspended, cancelled or not renewed.

19.4	No Group Company has received any written notice, warning, enforcement action or other communication in connection with any actual or alleged breach of or liability under any EHS Laws or EHS Consents and, so far as the Management Sellers are aware there are no facts or circumstances which may reasonably give rise to any such notice, warning, enforcement action or communication.

19.5	No Group Company nor their directors, officers or employees have been or is involved in any civil, criminal, administrative, regulatory or other legal action, litigation, claim, proceeding, prosecution, investigation, enforcement action, sanction or appeal relating to any EHS Matters or any breach or alleged breach of EHS Laws or EHS Consents, and so far as the Management Sellers are aware, there are no facts or circumstances which may reasonably give rise to any such action, litigation, claim, proceeding, prosecution, investigation, enforcement action, sanction or appeal.

19.6	There have not been any material spills, leaks, discharges, deposit, emissions or releases of Hazardous Materials into the Environment by any Group Company or otherwise at, in, on, under or around the Properties and so far as the Management Sellers are aware, there are no Hazardous Materials at, on, in, under or migrating from the Properties which may reasonably give rise to harm to human health or the

Environment, a material breach of or liability under EHS Laws, or a requirement to remediate.

19.7	So far as the Management Sellers are aware, no Group Company has or is likely to have any actual or potential liability relating to EHS Matters arising in connection with any former subsidiary or group member, former business or other historical operations or any property previously owned, occupied or used by a Group Company or former subsidiary or group member.

19.8	No Group Company has entered into any warranties, indemnities, covenants, guarantees or insurance policies in relation to the transfer, retention or insurance of any actual or potential environmental liability.

20.	Taxation

In this paragraph 20 the following words have the following meanings, unless the context otherwise requires:

Effective Date has the meaning given to it in section 119 of FA 2003;

FA 2003 means the Finance Act 2003;

IHTA means the Inheritance Tax Act 1984;

Land Transaction has the meaning given to it in section 43 of FA 2003;

TCGA means the Taxation of Chargeable Gains Act 1992;

TIOPA means the Taxation (International and Other Provisions) Act 2010; and

VATA means the Value Added Tax Act 1994 and VAT legislation means VATA and all regulations and orders made thereunder.

20.1	Returns

The Group has complied in full with all its duties under all Taxation Statutes and has kept all records, made all returns, claims (including claims in relation to R&D corporation tax relief) and elections and supplied all information and given all notices to HMRC or other Taxation Authority as reasonably requested or required by law within any requisite period and all such returns, claims (including claims in relation to R&D corporation tax relief) and elections and information and notices and any statements or disclosures made to any Taxation Authority are correct and accurate in all material respects and so far as the Management Sellers are aware, are not the subject of any dispute and there are no facts or circumstances likely to give rise to or be the subject of any such dispute.

20.2	Clearances

No action has been taken by the Group in respect of which any consent or clearance from HMRC or other Taxation Authority was required by law save in circumstances where such consent or clearance was validly obtained, and where any conditions attaching thereto were and will, immediately following completion, continue to be met.

20.3	Payment of tax

The Group has duly and punctually paid all Tax to the extent that the same ought to have been paid and is not liable nor has it within three years prior to the date hereof been liable to pay any penalty or interest in connection therewith.

20.4	Tax arising under this agreement

The Group will not become liable to pay any Tax (and in particular to any Tax pursuant to PAYE provisions or any national insurance contributions) in consequence of the entering into or completion of this agreement or anything done pursuant to its terms.

20.5	Instalment payments

No Group Company is required, under the Corporation Tax (Instalment Payments) Regulations 1998 (SI 1998/3175), to pay corporation tax by instalments.

20.6	Withholdings

The Group has duly and punctually complied with its obligations to deduct, withhold or retain amounts of or on account of Tax from any payments made by it and to account for such amounts to the relevant Taxation Authority and has complied with all its reporting obligations to the relevant Taxation Authority in connection with any such payments made.

20.7	PAYE

The Group has properly operated PAYE, deducting Tax as required by law from all payments to or treated as made to or benefits provided for employees, ex-employees or independent contractors of any Group Company (including any such payments within sections 7, 44, 45, 46 and 47 and Parts 2, 3, 4, 5 or Part 11 of ITEPA 2003) and duly accounted to HMRC for Tax so deducted, and has complied with all its reporting obligations to HMRC in connection with any such payments made or benefits provided, and no PAYE audit in respect of the Group has been made by HMRC nor has the Group been notified that any such audit will be made.

20.8	Employment related securities

No person has acquired on or before the date of this Agreement (or has been or will be deemed pursuant to Section 421B ITEPA 2003 to have acquired on or before the date of this Agreement) by reason of an employment of that person or any other person an interest in any securities in any Group Company:

(a)	which are restricted within the meaning of Chapter 2 Part 7 of the ITEPA 2003 (and in respect of which no Section 431 Election has been entered into within the requisite time limit);

(b)	which are convertible within the meaning of Chapter 3 Part 7 of the ITEPA 2003 (other than convertible into deferred shares);

(c)	the market value of which has been reduced by things done otherwise than for genuine commercial purposes within the meaning of Chapter 3A Part 7 of the ITEPA 2003;

(d)	the market value of which has been increased by things done otherwise than for genuine commercial purposes within the meaning of Chapter 3B Part 7 of the ITEPA 2003;

(e)	to which Chapter 3C Part 7 of the ITEPA 2003 (Securities Acquired For Less Than Market Value) could apply; and

(f)	to which Chapter 4 Part 7 of the ITEPA 2003 (Post-Acquisition Benefits From Securities) has applied or could apply.

No person has acquired on or before the date of this Agreement any securities, any securities option or any interest in securities (in each case within the meaning of Part 7 of the ITEPA 2003) where the right or opportunity to acquire the same is or was (or is or was deemed pursuant to Section 421B ITEPA 2003 to be) available by reason of an employment with a Group Company of that or any other person for the purposes of Part 7 of the ITEPA 2003 for which a Section 431 Election has not been made or, if no such election has been made in respect of such acquisition, for which the price paid for the shares was less than the Unrestricted Market Value of the securities (as that term is defined in section 428 ITEPA 2003).

20.9	Disguised remuneration

No employee benefit trust, nor any other third party, has:

(a)	made any payment or loan to;

(b)	made available or transferred assets to; or

(c)	earmarked any assets (however informally) for the benefit of;

any employee or former employee (or any associate of such employee or former employee) of any Group Company such as would fall within Part 7A of ITEPA 2003 and there are no trusts or other arrangements in place capable of conferring such a benefit.

20.10	Provision for tax in the accounts

The Accounts make full provision or reserve in respect of any period ended on or before the Accounts Date for all Tax assessed or liable to be assessed on each Group Company or for which it is accountable at the Accounts Date whether or not any such Group Company has or may have any right of reimbursement against any other person and full provision has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles including, where relevant, International Accounting Standards.

20.11	Post-Accounts Date events

Since the Accounts Date:

(a)	no Group Company has been involved in any transaction which has given, may give or would, but for the availability of any relief, give rise to any Tax other than in respect of actual income earned by such Group Company in the course of its trade;

(b)	no Group Company has made any payment of a revenue nature (or incurred any liability to make any such payment) which could be disallowed as a deduction in computing the taxable profits of such Group Company or as a charge on such Group Company’s income;

(c)	no Group Company has been involved in any transaction other than on arm’s length terms;

(d)	no accounting period (as defined in chapter 2 of part 2 of CTA 2009) of any Group Company has ended as referred to in section 10 of CTA 2009;

(e)	no disposal has taken place or other event occurred such that any Group Company would be required to bring a disposal value into account for the purposes of the Capital Allowances Act 2001 or such that a chargeable gain could or would accrue to any Group Company; and

(f)	no Group Company has ceased to be a member of a group (as defined in section 170 of TCGA).

20.12	Sales at undervalue/overvalue

All transactions entered into by the Group have been entered into on an arm’s length basis and the consideration (if any) charged or received or paid by each Group Company on all transactions entered into by it has been equal to the consideration which might have been expected to be charged received or paid (as appropriate) between independent persons dealing at arm’s length. There are no circumstances in which Part 4 of TIOPA 2010 or any other rule or provision could apply causing any Taxation Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Taxation purposes, and the Group has full contemporaneous documentary evidence of the process used to establish that arm’s length terms applied.

20.13	Loan relationships

No Group Company is party to any loan relationship as defined in part 5 of CTA 2009 which may give rise to debits or credits (other than interest taxable or deductible on an accruals basis).

20.14	Corporate interest restriction

(a)	No Group Company has incurred or will incur any restriction on the amount of interest or other financing amounts that it may deduct in computing its profits as a result of the application of the interest restriction rules set out in Schedule 5 to the Finance (No. 2) Bill 2017 or Part 10 of TIOPA.

(b)	The Data Room contains particulars of any elections entered into by a Group Company pursuant to any of the provisions of Schedule 5 to the Finance (No. 2) Bill 2017 or Part 10 of TIOPA.

20.15	Capital allowances

All necessary conditions for all capital allowances within section 1119 of the CTA 2010 claimed by any Group Company were at all material times satisfied.

20.16	Distributions

No Group Company has made (and will not be deemed to have made) any distribution within the meaning of Part 23 of the CTA 2010 except dividends properly authorised and shown in its Accounts nor is any Group Company bound to make any such distribution.

20.17	Residence

Each Group Company has always been resident in the territory in which it was incorporated and has never been resident in any other territory or treated as so resident for the purposes of any double Tax agreement nor does any Group Company have a permanent establishment or other taxable presence in any jurisdiction other than that in which it was incorporated.

20.18	Treasury reporting requirements for movements of capital

No Group Company has caused or permitted or been party to any transaction or transactions specified in section 37 of and schedule 17 to the Finance Act 2009 save in circumstances where the relevant Group Company has duly made a report containing the required information to HMRC within the applicable time limit.

20.19	Controlled foreign companies

There are no circumstances under which any Group Company may be held liable to tax in the UK on the income, profits or gains of any foreign company.

20.20	Groups of companies

No Group Company is, nor has been, a member of a group of companies as defined by section 170 of TCGA, other than a group made up of solely Group Companies.

20.21	Group relief and consortium relief

The Data Room contains particulars of all arrangements relating to the surrender of relief under part 5 of CTA 2010 to which any Group Company is or has been a party.

20.22	Group payment arrangements

No Group Company has made or been party to any arrangements with HMRC with respect to payment of corporation tax pursuant to section 36 of FA 1998 or section 59F of the Taxes Management Act 1970.

20.23	Close company

The Company has not at any time made or agreed to make any loan, advance or payment or given any consideration falling within any of chapters 3, 3A or 3B of Part 10 of CTA 2010.

20.24	Inheritance tax

(a)	No Group Company is, or so far as the Management Sellers are aware, will become, liable to be assessed to inheritance tax as donor or donee of any gift or transferor or transferee of value (actual or deemed) nor as a result of any disposition chargeable transfer or transfer of value (actual or deemed) made by or deemed to be made by any other person.

(b)	There is no unsatisfied liability to inheritance tax attached or attributable to the Shares or any asset of the Group and in consequence no person has the power to raise the amount of such Tax by sale or mortgage of or by a terminable charge on any of the Shares or assets of the Group as mentioned in section 212 of IHTA and none of the Shares or assets of the Group are subject to a charge within section 237 of IHTA.

20.25	Secondary liability

No transaction or event has occurred in consequence of which any Group Company is or may be held liable for any Tax or deprived of relief or allowances otherwise available to it in consequence of any Tax or may otherwise be held liable for or to indemnify any person in respect of any Tax, where some other company or person is or may become primarily liable for the Tax in question (whether by reason of any such other company being or having been a member of the same group of companies or otherwise) , other than in respect of other Group Companies.

20.26	Indemnities etc.

No Group Company has entered into any indemnity, guarantee or covenant under which it has agreed to pay or discharge any amount equivalent to or by reference to any other person’s liability to Tax.

20.27	Senior accounting officer

No Group Company is a qualifying company as defined in Schedule 46 of Finance Act 2009.

20.28	Tax schemes

(a)	No Group Company has entered into any transaction forming part of notifiable arrangements (as defined by section 306 of Finance Act 2004).

(b)	No Group Company has entered into any marketed tax avoidance scheme for the avoidance or deferral of tax, nor any scheme with a main purpose of avoiding or deferring Tax or of reducing any liability to Tax or amounts to be accounted for under PAYE.

(c)	No Group Company or any associated person is or has been the subject of any investigation, inquiry or enforcement proceedings regarding any offence or alleged offence under Part 3 of the Criminal Finances Act 2017, and no such investigation, inquiry or enforcement proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

20.29	Value added tax

(a)	Each Group Company is a registered taxable person for VAT legislation and no Group Company has at any time been treated as a member of a group of companies for such purpose nor has made any application to be so treated and so far as the Management Sellers are aware, no circumstances exist whereby any Group Company would or might become liable for value added tax as an agent or otherwise by virtue of section 47 of VATA.

(b)	Each Group Company has complied in all material respects with the requirements and provisions of the VAT legislation and has made and maintained and will pending Completion make and maintain accurate and up-to-date records, invoices, accounts and other documents required by the VAT legislation and each Group Company has at all times punctually paid and made all payments and returns required thereunder.

(c)	No Group Company has made any exempt supplies in consequence of which it is or will be unable to obtain credit for all input tax paid by it during any VAT quarter ending after the Accounts Date.

(d)	No Group Company has exercised any option to tax under Part 1 of Schedule 10 to VATA.

20.30	Capital goods scheme

There are set out in the Data Room details of each of the assets of the Group of a kind described in part XV of the Value Added Tax Regulations 1995 (SI No 2518) (adjustments to the deduction of input tax on capital items) in relation to which that part could operate to adjust the amount of input tax deducted.

20.31	Stamp duty and stamp duty land tax

(a)	All documents in the enforcement of which the Group is interested have been duly stamped and since the Accounts Date no Group Company has been a party to any transaction whereby the Group was or is or could become liable to stamp duty reserve tax.

(b)	In relation to the Properties no Group Company is or has been party to any Land Transaction in respect of which the Group has since the Accounts Date been liable or could at any time after the date of this agreement become liable to pay any stamp duty land tax under any provisions of any act.

(c)	No stamp duty land tax shall arise under paragraph 11 of schedule 17A to FA 2003 (cases where assignment of lease treated as grant of lease) on the assignment of any lease in which the Group has an interest.

(d)	The Group has in its possession and the Sellers have Disclosed to the Buyer copies of all stamp duty land tax returns and/or self certificates (as defined in section 79(3)(b) of FA 2003) filed by the Group in relation to land in which or in part of which the Group has an interest.

(e)	No Group Company has acquired any chargeable interest (as that expression is defined in section 48 of FA 2003) from a company that is not a Group Company.

20.32	Diverted profits tax

(a)	No Group Company has caused or permitted or been a party to any transaction or transactions or arrangements which require notification under section 92 of Part 3 of FA 2015 save in circumstances where the Company has notified HMRC of the transaction or transactions or arrangements and complied in full with its notification obligations under that Part. Full details of all such notifications made are set out in the Data Room.

(b)	No Group Company is nor has ever been liable to pay diverted profits tax pursuant to Part 3 of FA 2015.

20.33	Construction industry scheme

No Group Company is or has been registered or is required to register as a Contractor under the provisions of section 59 of the Finance Act 2004. The expenditure incurred by each Group Company on construction operations, as defined in section 74 of the Finance Act 2004 in each of the three years ending on the Accounts Date is less than £1 million.

Schedule 5

Parent Additional Warranties

1.1	None of the Canadian Securities Administrators, the SEC, any state securities authorities or any similar authority or court of competent jurisdiction or any or regulatory authority has issued or threatened to issue any order preventing or suspending trading in any securities of the Parent which is currently in effect. The shares of Ballard Stock are listed and posted for trading on the TSX and NASDAQ. The Parent is a “reporting issuer” or the equivalent thereof and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces and territories in Canada. The Parent qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act and is eligible to file reports and registration statements with the SEC pursuant to the multijurisdictional disclosure system under U.S. Securities Laws. The Parent is not subject to any cease trade order or other order of any applicable stock exchange or securities regulatory authority and the Parent has not received notice of any investigation or other proceedings involving the Parent which may operate to prevent or restrict the trading in any securities of the Parent which are currently in progress or pending before any applicable stock exchange or stock regulatory authority.

1.2	The consolidated financial statements (including all related notes and schedules) of the Parent included in the Parent Public Documents for each of the two financial years preceding the date of this agreement: (i) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly, in material respects, the consolidated financial position, results of operations and cash flows of the Parent and its subsidiaries as at the dates thereof and for the periods covered thereby; and (ii) have been audited by an auditor that was, at the time of such audit, independent of the Parent in accordance with applicable securities laws.

1.3	For the two financial years preceding the date of this agreement, no “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) has occurred with respect to the Parent there are no liabilities or obligations of the Parent or any of its subsidiaries of a nature required to be disclosed in a balance sheet prepared in accordance with IFRS which are not disclosed or provided for in the most recent consolidated financial statements of the Parent included in the Parent Public Documents, other than liabilities or obligations incurred in the ordinary course of business since the date of such financial statements which are not, individually or in the aggregate, material to the Parent and its subsidiaries taken as a whole.

1.4	The Parent has established and maintains disclosure controls and procedures as defined in National Instrument 52-109 –Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (NI 52-109). Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed by the Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent Public Documents and other public disclosure documents;

1.5	The Parent maintains a system of internal controls over financial reporting (as required under NI 52-109) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets, transactions are being executed only in accordance with authorizations of management and directors of the Parent and access to assets is permitted only in accordance with authorizations of management and directors of the Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Parent’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Parent and its subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Parent or a wholly owned subsidiary of the Parent or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, the Parent’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby;

1.6	The Parent has filed on a timely basis all Parent Public Documents required to be filed with the Canadian Securities Administrators and the SEC. The Parent Public Documents filed or, if amended, as of the date of such amendment:

(a)	did not contain any material misrepresentation (as defined in the Securities Act (British Columbia) or interpreted by applicable securities regulatory authorities) and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and

(b)	complied in all material respects with the requirements of Canadian Securities Laws.

1.7	there are no outstanding or unresolved comments from the Canadian Securities Administrators or the SEC in respect of any of the Parent Public Documents. The Parent has not filed any confidential material change report or other document with any Canadian Securities Administrators that, as of the date of this agreement, remains confidential. The Parent is in material compliance with all applicable listing and corporate governance rules of the Toronto Stock Exchange and NASDAQ;

1.8	There is no action, suit, proceeding, claim, arbitration or investigation pending or, so far as the Parent is aware, threatened against the Parent or any of its subsidiaries which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Parent to consummate the Transaction, and no Material Contract (as such term would apply mutatis mutandis to the Parent) to which the Parent is a party has been terminated or, so far as the Parent is aware, is reasonably likely to be terminated as a result of the Transaction.

2.	Regulatory matters

2.1	In this paragraph 2 of this Schedule 5:

(a)	“BHCA” means the U.S. Bank Holding Company Act and its implementing regulations and rules, 12 U.S.C. § 1841 et seq;

(b)	“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended from time to time, and the rules and regulations promulgated thereunder;

(c)	“Federal Reserve Board” means the U.S. Board of Governors of the Federal Reserve System;

(d)	“Governmental or Regulatory Authority” means the government of the United States or any other country, any state or other political subdivision thereof, any self-regulatory organization, any National Exchange, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to the government, and any corporation or other entity owned or controlled (whether through ownership of securities or other ownership interests, by contract or otherwise) by any of the foregoing;

(e)	“Laws” means all laws, statutes, rules, regulations, regulatory guidance, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority, including the rules and regulations of any National Exchange;

(f)	“National Exchange” means any of the London Stock Exchange, New York Stock Exchange or the NASDAQ Stock Market or such other nationally recognized stock exchange as determined by the Board;

2.2	The Parent’s Group complies and has complied in all respects with all applicable Laws released by any applicable Governmental or Regulatory Authority applicable to the Parent’s Group, including the BHCA and any regulation adopted thereunder, including the Volcker Rule, any regulation or statute administered by the Office of Foreign Assets Control or of the FCPA, any state licensing or other Law or any other applicable anti-money laundering or anti-bribery or anti-corruption Laws (collectively, Applicable Laws);

2.3	Each member of the Parent’s Group has established and maintains policies and procedures designed to ensure compliance with all Applicable Laws, and designed to address the risks inherent in the business operations of the Parent’s Group; and has enforced such policies and procedures;

2.4	No member of the Parent’s Group is subject to any or request for information from the Federal Reserve Board or any other regulator which is outstanding nor has any member of the Parent’s Group been subject to any such request in the last five years;

2.5	There is no:

(a)	event or occurrence with respect to any member of the Parent’s Group that would cause any member of the Parent’s Group to be required to report such event or occurrence to any governmental agency or self-regulatory organization;

(b)	criminal or regulatory investigation or proceeding against any member of the Parent’s Group or any violation of Law by any member of the Parent’s Group; nor

(c)	event or occurrence or breach of policy or procedure with respect to any member of the Parent’s Group that would, or could reasonably be expected to, result in materially adverse legal, regulatory or reputational consequences for any member of the Parent’s Group, including any action that would result in a violation of Applicable Laws;

2.6	Each member of the Parent’s Group has at all times taken all reasonable actions to cause any legal, regulatory or internal control deficiencies and violations of Law, policies or procedures to be promptly remedied;

2.7	To the extent the Parent has (i) incorporated, organised, formed or maintained a subsidiary in the United States of America or (ii) established or maintained a presence in the United States of America (including by way of a representative office or branch):

(a)	more than 50% of the Parent’s consolidated assets are located outside the United States;

(b)	more than 50% of the Parent’s consolidated revenues are derived from outside the United States;

(c)	the Parent does not underwrite, sell, or distribute securities in the United States or own or control more than 10% of the voting shares of a U.S.-registered broker-dealer (or of any other company that underwrites, sells, or distributes securities in the United States); and

(d)	the Parent’s activities in the United States are (I) the same kind of activities (measured by categories of NAICS Codes) engaged in by the Parent outside the United States, and (II) not financial activities; and

3.	The Parent has not in the past 12 months purchased or sold any financial instruments, as defined under the Volcker Rule regulations (i.e. any securities as defined in section 3(a)(10) of the Securities Exchange Act of 1934, contracts of sale of a commodity for future delivery, or derivatives as defined in 12 CFR 248.2(h), or options on any of the foregoing).

4.	Compliance

4.1	In this paragraph 4 of this Schedule 5:

(a)	“Proceedings” means any court, tribunal, civil, criminal, administrative, arbitration or mediation proceedings except as claimant in respect of debt collection in the ordinary course of the Parent’s business and any information request, investigation, inquiry or enforcement or other proceedings by any Relevant Authority; and

(b)	“Relevant Authority” means any governmental or regulatory body, authority or agency, including the European Commission, the Competition and Markets Authority, the Information Commissioner, the Advertising Standards Authority, the Health and Safety Executive, the Equality and Human Rights Commission, the Environment Agency, any local authority, any sector regulator or any predecessor or similar body, authority or agency in any part of the world.

4.2	The Parent has at all times complied and is complying with all applicable laws and regulations in all material respects.

4.3	The Parent has obtained all licences, permits, permissions, approvals, clearances, authorisations, certificates, notifications, registrations and consents which are necessary or desirable for carrying on its business (together the “Parent Authorisations”).

4.4	All Parent Authorisations are in full force and effect and no Parent Authorisation is limited in duration or subject to any condition which is personal to the Parent or any Connected Party or any other person.

4.5	All information provided by or, so far as the Parent is aware, on behalf of, the Parent to any Relevant Authority, and all records required to be maintained by the Parent are up to date and have been properly and accurately maintained in accordance with all applicable laws and regulations, and the Parent has not received any written notice that any of these is incorrect or should be rectified.

4.6	The Parent is not in material breach of any Parent Authorisation and, so far as the Parent is aware, there is no reason why any Parent Authorisation may be revoked, suspended or cancelled or may not be renewed on the same terms.

4.7	The Parent has compliance policies and procedures in place (including training programmes, whistle-blowing policies and monitoring and review arrangements) in relation to:

(a)	competition, including restrictive or other anti-competitive agreements or practices, dominant or monopoly market positions and the control of mergers and acquisitions;

(b)	data protection, data retention and data privacy;

(c)	anti-bribery and corruption;

(d)	health and safety;

(e)	the environment; and

(f)	anti-slavery and human trafficking.

4.8	The Parent’s assets do not include any criminal property as defined in section 340 of the Proceeds of Crime Act 2002 but disregarding paragraph (3)(b) of that section.

4.9	So far as the Parent is aware, the Parent is not and has not been engaged in any agreement, arrangement, practice or conduct which has or could amount to an offence or infringement of, or which is unenforceable or void or renders the Parent liable to Proceedings under, any applicable law of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including cartels, price fixing, resale price maintenance, market sharing, bid rigging, joint ventures and terms of trading, purchase or supply), dominant or monopoly market positions (whether held individually or collectively) and the control of mergers and acquisitions.

4.10	So far as the Parent is aware, none of the businesses or activities of the Parent have given or could give rise to the imposition of any anti-dumping duty or other sanction under any trade regulation legislation.

4.11	The Parent is not and has not been in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for a decision declaring such aid to be compatible with the Internal Market.

4.12	So far as the Parent is aware, the Parent has not manufactured or supplied any product or provided any service which is or was at that time, or will become, faulty or defective or not in full compliance with all warranties or representations made by or on behalf of the Parent and all applicable laws and regulations.

5.	Anti-Bribery and Corruption

5.1	For the purposes of this paragraph 5 of this Schedule 5, the term “Parent Associate” in relation to any person means any person who is an associate of that person and the question of whether a person is an associate of another is to be determined in accordance with section 435 of the Insolvency Act 1986 and (whether or not an associate as so determined) any member of the Parent’s Group.

5.2	There are no circumstances which would enable a contracting authority or utility to reject any member of the Parent’s Group as a bidder under regulation 57 of the Public Contracts Regulations 2015 or regulation 26 of the Utilities Contracts Regulations 2006.

5.3	No member of the Parent’s Group has at any time been engaged in any activity, practice or conduct which would constitute an offence under:

(a)	the Bribery Act 2010; or

(b)	any applicable law relating to anti-bribery or anti-corruption in any jurisdiction.

5.4	No Parent Associate has bribed another person (within the meaning of section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business of the Parent’s Group.

5.5	The members of the Parent’s Group have had in place at all times since 1 July 2011 adequate procedures designed to prevent Parent Associates from bribing another person (within the meaning of section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any member of the Parent’s Group.

5.6	No member of the Parent’s Group nor any Parent Associate has established any fund or asset that should be or should have been recorded in the books and records of the Parent’s Group in accordance with any applicable law but which has not been so recorded.

5.7	No member of the Parent’s Group nor any person who in relation to the Parent’s Group is a Connected Person:

(a)	is subject to any sanctions administered by HM Treasury, the European Union, the United Nations or the Department for Business, Energy and Industrial Strategy;

(b)	trades either directly or indirectly with any company, partnership, person or other entity which appears on HM Treasury’s consolidated list of financial sanctions targets in the UK or which is otherwise subject to any sanctions administered by HM Treasury, the European Union or the United Nations. Details of the consolidated list of financial sanctions targets can be found on the following website: https://ofsistorage.blob.core.windows.net/publishlive/ConList.html; or

(c)	by reason of any activity carried on by the Parent’s Group or any person related to the Parent’s Group through any trading office, partnership, subsidiary, joint venture or other entity based in the US or by reason of activity carried on by the Parent’s Group or any person connected with the Parent’s Group pays or causes payment in US dollars to be made to or received from, or trades directly or indirectly in or with, any country, company, partnership, person or other entity which appears on:

(d)	the special designated nationals list as maintained by OFAC details of which are contained on the following website: https://www.treasury.gov/ofac/downloads/sdnlist.pdf;

(e)	the list of financial institutions of primary money laundering concern as set out in Section 311 USA Patriot Act 2001 details of which are contained on the following website: https://www.fincen.gov/resources/statutes-regulations/usa-patriot-act; or

(f)	the list of sanctions programs and country information as maintained by OFAC details of which are set out on the following website: http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx.

6.	Sanctions Compliance

6.1	In this paragraph 6 of this Schedule 5:

(a)	“Sanctioned Territory” means a country or territory that is subject to any Sanctions;

(b)	“Sanctions” means any laws or regulations relating to economic or financial sanctions, export controls, trade embargoes or restrictive measures (including investment restrictions) from time to time imposed, administered or enforced by a Sanctions Authority;

(c)	“Sanctions Authority” means any governmental authority including, but not limited to, those of the United States; the European Union and its Member States; the United Kingdom; and in each case their respective governmental, judicial or regulatory institutions, agencies, departments and authorities;

(d)	“Sanctions List” means any of the lists issued or maintained by a Sanctions Authority designating or identifying individuals or entities that are subject to Sanctions, in each case as amended, supplemented or substituted from time to time, including the UK Sanctions List, Consolidated List of Financial Sanctions Targets in the UK, the US Specially Designated Nationals And Blocked Persons List, the Consolidated United Nations Security Council Sanctions List, and the Consolidated List of Persons, Groups and entities subject to EU Financial Sanctions;

(e)	“Parent Sanctions Proceedings” means any of the matters set out at paragraph 6.3 of this Schedule 5; and

(f)	“Sanctions Target” means a person or entity that is:

(i)	either listed on, or owned or (as applicable) controlled by (whether directly or indirectly) or acting on behalf of a person (or persons) listed on, a Sanctions List; or

(ii)	resident, domiciled or located in, or incorporated or organised under the laws of, a Sanctioned Territory; or

(iii)	otherwise identified by a Sanctions Authority as being subject to Sanctions.

6.2	The Parent is not contravening, nor has contravened, any applicable Sanctions.

6.3	Neither the Parent nor, so far as the Parent is aware, any of the directors, officers, employees or agents of the Parent is or has been engaged or involved in, or otherwise subject to, any of the following matters:

(a)	any litigation, arbitration, settlement or other proceedings (including alternative dispute resolution, criminal and administrative proceedings) in any jurisdiction; or

(b)	any investigation, inquiry or enforcement action (including the imposition of fines, public censure or penalties) by any governmental, administrative, regulatory or similar body or authority in any jurisdiction,

6.4	in each case relating to, or in connection with, any actual or alleged contravention of applicable Sanctions.

6.5	No Parent Sanctions Proceedings have been threatened in writing or are pending against the Parent or, so far as the Parent is aware, any of the directors, officers,

employees or agents of the Parent, and, so far as the Parent is aware, there are no circumstances likely to give rise to any such Parent Sanctions Proceedings.

6.6	Neither the Parent (nor, so far as the Parent is aware, any of the directors, officers, employees or agents of the Parent) is:

(a)	a Sanctions Target; or

(b)	engaging, or has engaged, in any conduct, operations, transactions or dealings that could reasonably be expected to result in it becoming a Sanctions Target.

6.7	Neither the Parent nor, so far as the Parent is aware, any of the directors, officers, employees or agents of the Parent, has conducted or engaged, or is currently conducting or engaging, (in each case directly or, so far as the Parent is aware, indirectly) in any operations, activities, transactions or dealings with, or for the benefit of, a Sanctions Target.

6.8	The Parent is not operating nor has any dealings in a Sanctioned Territory, where such operations or dealings contravene applicable Sanctions.

6.9	The Parent has implemented, maintains and enforces adequate policies, procedures, training programmes, systems and controls designed to ensure compliance with applicable Sanctions by the Parent and its directors, officers, employees or agents.

Schedule 6

Seller Limitations of Liability

1.	Monetary Limit on Claims

1.1	The maximum aggregate liability of:

(a)	each Seller for all Claims shall not exceed:

(i)	prior to Completion, an amount equal to the amount of such Seller’s Proportionate Share of the Initial Consideration; and

(ii)	following Completion, an amount equal to the amount of such Seller’s Proportionate Share of the Consideration actually received by such Seller from time to time together with the Rollover Amount received by such Seller (if any);

(b)	each Management Seller for all Warranty Claims and Tax Covenant Claims shall not exceed an amount equal to each Seller’s Proportionate Share of the Consideration actually received by such Seller from time to time, provided that the aggregate liability of such Management Seller in respect of any Warranty Claim (other than a Fundamental Warranty Claim) or Tax Covenant Claim (other than an Employment Securities Tax Claim) shall not exceed £1.00 (subject to and in accordance with clause 8.2).

1.2	The liability of each Management Seller in respect of any Fundamental Warranty Claim arising under clause 7.4 shall be several and limited to such Management Seller’s Management Proportionate Share of the Consideration actually received by such Management Seller from time to time.

1.3	Notwithstanding any other provision of this agreement or the Tax Deed, the maximum aggregate liability of the Management Sellers (taken together) in respect of any claim under clause 2.1(c) and any associated claim under 2.1(d) of the Tax Deed (an Employment Securities Tax Claim) shall not exceed £2,500,000.

2.	Contribution in respect of an Employment Securities Tax Claim

2.1	To the extent that any Management Seller makes any payment to the Buyer pursuant to an Employment Securities Tax Claim (an Employment Securities Tax Payment), each other Seller (other than the relevant Management Seller making such payment) shall, within ten 10 Business Days of written demand by the Sellers’ Representative (on behalf of the relevant Management Sellers), (subject to completion of KYC and to the extent legally permissible) pay to such Management Sellers an amount equal to such other Seller’s pro rata share of the Employment Securities Tax Payment, calculated by reference to the proportion that such other Seller’s Proportionate Share bears to the aggregate Seller’s Proportionate Shares of all Sellers (including, for the purposes of this calculation, the Seller’s Proportionate Shares of the relevant Management Sellers who paid the Employment Securities Tax Claim).

2.2	For the avoidance of doubt, the aggregate amount payable by all Sellers pursuant to paragraph 2.1 above in respect of any Employment Securities Tax Payment shall not exceed the amount of such Employment Securities Tax Claim.

3.	Time limit for Claims

3.1	No Seller shall be liable in respect of a Fundamental Warranty Claim, and no Management Seller shall be liable in respect of a Claim under the Business Warranties, the Tax Warranties or a Tax Covenant Claim, in each case unless written notice of such claim is served:

(a)	upon the Sellers’ Representative on behalf of any Non-Institutional Seller or upon the relevant Institutional Seller directly, in the case of a Fundamental Warranty Claim, by no later than 5.00 p.m. on the fifth anniversary of Completion; and

(b)	upon the Sellers’ Representative on behalf of the Management Sellers:

(i)	in the case of a claim under the Business Warranties (other than the Tax Warranties), by no later than 5.00 p.m. on the third anniversary of Completion; or

(ii)	in the case of a claim under the Tax Warranties or a Tax Covenant Claim by not later than 5.00 p.m. on the seventh anniversary of Completion.

3.2	The written notice of the Claim shall (to the extent reasonably practicable) give specific details of the nature of the Claim, the circumstances giving rise to it and, where possible, the bona fide estimate of any alleged loss save that a failure to provide a form of notice in accordance with this paragraph 3.2 shall not invalidate the service of a notice pursuant to paragraph 3.1.

3.3	Following the giving of notice under paragraph 3.1:

(a)	where the claim arises by reason of a liability of the Buyer or a member of the Group which, at the time of service of the notice, is contingent only or otherwise not capable of being quantified, the liability of the relevant Sellers shall determine if legal proceedings in respect of such claim have not been commenced within 12 months of such claim ceasing to be contingent or becoming capable of being quantified; or

(b)	where the claim does not fall within paragraph 3.3(a) above, the liability of the relevant Sellers shall determine if legal proceedings in respect of such claim have not been commenced within 12 months of the service of such notice.

4.	Unascertainable claims

No Sellers shall be liable to make any payment in respect of a Claim which is contingent only, or is otherwise not capable of being quantified, unless and until the liability becomes an actual liability or (as the case may be) capable of being quantified.

5.	Mitigation

Nothing in this agreement shall be deemed to relieve the Buyer of any common law duty to mitigate any loss or damage in respect of any Claim.

6.	Fraud

Nothing in this Schedule 6 shall have the effect of limiting or excluding any liability of any Seller to the extent that any Claim arises as a consequence of fraud, fraudulent misrepresentation or fraudulent concealment by or on behalf of such Seller, provided that where any such limitation ceases to apply in respect of a Seller by reason of fraud, fraudulent misrepresentation or fraudulent concealment by or on behalf of that Seller, such limitation or exclusion shall cease to apply only in respect of that Seller and shall continue to apply in full in respect of each other Seller.

Schedule 7

Buyer and Parent Limitations of Liability

1.	Monetary Limit on Claims

1.1	The maximum aggregate liability of the Buyer and the Parent to:

(a)	any Seller in respect of any Claims together with any claims under any Transaction Document shall not exceed an amount equal to such Seller’s Proportionate Share of the Consideration; and

(b)	all Sellers in respect of any Claims for breach of the Parent Additional Warranties shall not exceed an amount equal to £26,950,000; and

(c)	all Sellers in respect of any Claims together with any claims for a breach of a Parent Fundamental Warranty or a Buyer Fundamental Warranty when aggregated with all Claims or claims under any Transaction Document under paragraph 1.1(b) above, not exceed £134,750,000;

2.	De minimis and aggregate threshold

Neither the Parent nor the Buyer shall be liable in respect of any Claim (other than, the case of the Parent only a Claim for breach of a Parent Fundamental Warranty) unless the amount of such claim exceeds £275,000, in which event the Buyer or the Parent (as the case may be) shall be liable for the full amount of such claim and not merely the excess.

3.	Time limit for Claims

3.1	Neither the Parent nor the Buyer shall be liable in respect of a Claim unless written notice of such Claim is served upon the Buyer or the Parent (as the case may be):

(a)	in the case of a claim for breach of a Parent Fundamental Warranty, by no later than 5.00 p.m. on the second anniversary of Completion; or

(b)	in respect of all other Claims, by no later than 5.00 p.m. on the fifth anniversary of Completion.

3.2	The written notice of the Claim shall (to the extent reasonably practicable) give specific details of the nature of the Claim, the circumstances giving rise to it and, where possible, the bona fide estimate of any alleged loss.

3.3	Following the giving of notice under paragraph 3.1:

(a)	where the claim arises by reason of a liability of the relevant Seller or its Affiliates which, at the time of service of the notice, is contingent only or otherwise not capable of being quantified, the liability of the Buyer or the Parent shall determine if legal proceedings in respect of such claim have not been commenced within 12 months of such claim ceasing to be contingent or becoming capable of being quantified; or

(b)	where the claim does not fall within paragraph 3.3(a) above, the liability of the relevant Sellers shall determine if legal proceedings in respect of such claim have not been commenced within 12 months of the service of such notice.

4.	Remediable breaches

Neither the Buyer nor the Parent shall be liable for any Claim to the extent that the fact, matter, event or circumstance giving rise to such Claim is remediable and is remedied by, or at the expense of, the Buyer or the Parent (as the case may be) within sixty days of the date on which written notice of such Claim is given to the Buyer or the Parent pursuant to paragraph 3 to the reasonable satisfaction of the relevant Sellers.

5.	Unascertainable claims

Neither the Buyer nor the Parent shall be liable to make any payment in respect of a Claim which is contingent only, or is otherwise not capable of being quantified, unless and until the liability becomes an actual liability or (as the case may be) capable of being quantified.

6.	Fraud

Nothing in this Schedule 7 shall have the effect of limiting or excluding any liability of the Buyer or the Parent (as the case may be)to the extent that any Claim arises as a consequence of fraud, fraudulent misrepresentation or fraudulent concealment by or on behalf of the Buyer or the Parent (as the case may be).

Schedule 8

Action pending Completion

1.	The Management Sellers shall ensure and procure that each Group Company shall:

(a)	not create, allot, issue, acquire, reduce, repay or redeem any share or loan capital (including, for the avoidance of doubt any CLNs) or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking, in each case other than:

(i)	as required to give effect to any action taken pursuant to and in accordance with clause 4.6;

(ii)	the repayment or prepayment of amounts outstanding under any bank credit financing to which any Group Company is a party as at the date of this agreement which has been Disclosed (including the Facility Agreement); or

(iii)	the drawdown of additional asset-backed debt by any Group Company in the ordinary course of business and consistent with past practice;

(b)	operate its business in the usual way and ordinary course consistent with past practice in the 12 months prior to the date of this agreement, in accordance with all applicable legal and regulatory requirements, and in a manner so as to maintain that business as a going concern;

(c)	not acquire or dispose of, or agree to acquire or dispose of, an asset involving consideration or having a book value in excess of £250,000 except in the usual course of its trade or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its trade;

(d)	not incur, or agree to assume or incur, in aggregate (whether as a single transaction or multiple transactions), any lease liability in excess of £2,000,000, other than, satisfying any lease liabilities in existence as at the date of this agreement and which have been Disclosed in writing to the Buyer on or before the date of this agreement;

(e)	not acquire or dispose of any shares in the Subsidiaries;

(f)	not:

(i)	enter into any material transaction other than, subject always to the paragraphs below, on arms’ length terms, or agree to assume or incur a material liability or expense (actual or contingent) except in the usual course of its business;

(ii)	modify or amend (including by way of an extension) any existing or ongoing transaction involving incentives (regardless of the nature of such incentive) provided or available to any Group Company; and

(iii)	enter into any material transaction involving or relating to incentives (regardless of the nature of such incentive);

(g)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(h)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(i)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(j)	[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(k)	not make, or agree to make, capital expenditure materially exceeding the sums set out in the Business Plan (or its equivalent in pounds sterling at the time);

(l)	not declare, pay or make a dividend or distribution;

(m)	not pass a shareholders’ resolution in each case other than as required to give effect to any action taken pursuant to and in accordance with clause 4.6;

(n)	not create, or agree to create, an Encumbrance over an asset or redeem, or agree to redeem, an existing Encumbrance over an asset;

(o)	not terminate any of the Insurance Policies (as defined in paragraph 6.1 of Schedule 4) and not do anything intentionally to make any of the Insurance Policies void or voidable or result in an increase in the premium payable under any of the Insurance Policies or prejudice the ability to effect equivalent insurance in the future;

(p)	in relation to each of the Properties:

(i)	not apply for a Permit or implement a Permit already obtained but not implemented, save that an application to discharge planning conditions attached to an existing planning permission for the Projects shall be permitted;

(ii)	not change its existing use;

(iii)	not terminate, or give a notice to terminate, a lease, tenancy or licence;

(iv)	not apply for consent to do something requiring consent under a lease, tenancy or licence;

(v)	not grant or refuse an application by a tenant, licensee or occupier to do something requiring its consent under a lease, tenancy or licence;

(vi)	not agree a new rent or fee payable under a lease, tenancy or licence;

(q)	not enter into a long-term, onerous or unusual agreement, arrangement or obligation or any contracts with expenditure commitments of longer than six months;

(r)	not amend or terminate a Material Contract or any other material agreement, arrangement or obligation to which it is a party, including any contract, other than in the usual course of business and where the amendment or termination is, in the reasonable opinion of Key Personnel, in the best interests of the Group;

(s)	not to take or omit to take any action that would give rise to a right of termination, de-energisation, disconnection or forfeiture under any Material Contract;

(t)	provide prompt notification to the Buyer of any notice of breach, curtailment, de-energisation or forfeiture received under the [REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer];

(u)	not amend the terms of employment or engagement of any Worker (except in the usual course of its business) or provide, or agree to provide, a bonus, gratuitous payment or benefit to any Worker (or any of their dependants) which has not been Disclosed in writing to the Buyer;

(v)	not terminate the employment or engagement of any Key Personnel;

(w)	not amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to facilities disclosed in the Data Room Information or Exchange Disclosure Letter where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by each Group Company under those facilities), other than in relation to any asset backed finance arrangements to be entered into in the usual course of business and consistent with past practice in all material respects;

(x)	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligation;

(y)	not amend or discontinue (wholly or partly) a Disclosed Scheme (as defined in paragraph 15 of Schedule 4) or plan, propose or intend to amend, discontinue (wholly or partly), or exercise a discretion in relation to a Disclosed Scheme;

(z)	not start, settle, compromise, release, discharge, waive a right, make any admission or take any material step in relation to any litigation or arbitration proceedings or any Tax dispute;

(aa)	not enter into an agreement, arrangement or obligation (legally enforceable or not) in which any of the Sellers, a Group Company, a director or former director of a Group Company or a person connected with any of them is interested;

(bb)	not make a payment out of a bank account except where the payment is in the usual course of its trade (including for the avoidance of doubt any management charges payable to any of the Sellers which are not specified in writing in the Exchange Disclosure Letter and expressly agreed to in writing by the Buyer) and not make payments in the usual course of trade which materially exceeds the sums set out in the Business Plan;

(cc)	keep proper records consistent with past practice and as required by law;

(dd)	not change its Tax residence or establish a permanent establishment or fixed place of business for Tax purposes;

(ee)	not change its accounting reference date, accounting or tax policies and practices (including the submission of any Tax returns which are not consistent with past practice), tax status or make any change to the accounting procedures or principles by reference to which its accounts are drawn up;

(ff)	not submit any Tax return except to the extent required by law;

(gg)	not incur any secondary liability for Taxation;

(hh)	not form or amend any Tax group, VAT group, group payment arrangements, Tax consolidation or Tax sharing arrangement, or make or amend any claim or surrender relating to any Relief or Group Relief;

(ii)	not introduce or amend any share option plan or equivalent of the Group;

(jj)	not knowingly or wilfully do (or omit to do) anything which it is aware would result in a breach of the Tax Warranties.

Schedule 9

The Properties

Property	Type of Occupation	Property Description	Use
Unit 15, Brookfield Industrial Estate, Tansley, Matlock DE4 5ND	Lease	Industrial unit within Brookfield Industrial Estate	Workshop
C A Parsons Works, Shields Rd, Newcastle upon Tyne NE6 2YL	Licence to occupy	Property with industrial/manufacturing works	Offices & Manufacturing
40 Little London Road, Sheffield, South Yorkshire, S8 0UH	Lease	Four-storey Class B office building	Offices & ROC
High Marnham	Lease	High Marnham Green Energy Business Park, including a green hydrogen plant and solar farm	Hydrogen Production Facility
Old North Road, Weston, Newark, Nottingham NG23 6SY	Lease	Commercial/industrial yard and depot	Workshop
142 Brookfield Way, Tansley, Matlock, DE4 5FY	Lease	Industrial/trade property known as Brookfield Industrial Estate	Storage
Saturnvej 11, 6000 Kolding, Denmark	Lease	Office and light production/industrial property	Offices
Furry Road, Turnapin Great, Swords Road, Dublin, D09, Ireland	Not stated	Industrial/trade property known as Furry Park Industrial Estate	Temporary Hydrogen Storage
Croft Farm, B1220 Askern Rd, Carcroft, Doncaster, DN6 8DE	Not stated	Former landfill site with planning permission granted for a 2.5 MW solar PV array and 0.9 MW green hydrogen plant	Hydrogen Production Facility
Port of Tilbury, Northern Storage Area, Fort Road, Tilbury 2, Essex	Lease	Open storage/logistics land within the Tilbury2 port expansion	Hydrogen Production Facility (under construction)

Schedule 10

Accounting policies and procedures for the Completion Accounts

Part 1 - General and specific requirements

1.	General requirements

1.1	The Completion Accounts shall:

(a)	be prepared in accordance with the specific accounting policies set out in paragraph 2 of this Schedule 10 and so that, in the case of any conflict, such accounting policies shall override the provisions of paragraphs 1.1(b) and 1.1(c) of this Schedule 10;

(b)	subject to paragraph 1.1(a) of this Schedule 10, be prepared on a basis consistent with those accounting practices, rules, procedures, methods, conventions, estimation techniques and bases, standards, principles and policies specified on the face of the Accounts to have been applied in the preparation of the Accounts; and

(c)	subject to paragraphs 1.1(a) and 1.1(b) of this Schedule 10, be prepared in accordance with the Companies Act 2006 (save that there shall be no requirement to prepare notes to the Completion Accounts), and Generally Accepted Accounting Practices, Standards, Principles and Policies in the United Kingdom (UK GAAP) which are in force as at the date of this agreement.

1.2	For the avoidance of doubt, paragraph 1.1(a) shall take precedence over paragraphs 1.1(b) and 1.1(c), and paragraph 1.1(b) shall take precedence over paragraph 1.1(c) of this Schedule 10.

2.	Specific requirements

2.1	The Completion Accounts shall be:

(a)	be prepared so that there is no double counting (whether positive or negative) of any item in the Completion Accounts;

(b)	the Completion Accounts shall be prepared on a going concern basis and shall exclude the effect of change of control or ownership of the Group and will not take into account the effects of any post-Completion reorganisations or the post-Completion intentions or obligations of the Buyer.

2.2	Cash shall include, without limitation, the following account codes or any account code that is substantially similar to the following accounts (including, for the avoidance of doubt, any such account codes established after the date of this agreement):

Account Code	Item	Units

2.3	[REDACTED – commercially sensitive information]

2.4	Debt shall include, without limitation, the following account codes or any account code that is substantially similar to the following accounts (including, for the avoidance of doubt, any such account codes established after the date of this agreement):

Account Code	Item	Units

2.5	[REDACTED – commercially sensitive information]

2.6	[REDACTED – commercially sensitive information]

2.7	[REDACTED – commercially sensitive information]

2.8	[REDACTED – commercially sensitive information]

2.9	[REDACTED – commercially sensitive information]

2.10	In calculating the Working Capital Amount, current assets (Current Assets) shall include, without limitation, the following account codes or any account code that is substantially similar to the following accounts (including, for the avoidance of doubt, such account codes established after the date of this agreement):

Current Assets
Account Code	Item	Units

2.11	In calculating the Working Capital Amount, current liabilities (Current Liabilities) shall include, without limitation, the following account codes or any account code that is substantially equivalent to the following accounts (including, for the avoidance of doubt, such account codes established after the date of this agreement):

Current Liabilities

Account Code	Item	Units

2.12	In calculating the Working Capital Amount, non-current assets to be included in working capital (Included Non-Current Assets) shall include, without limitation, the following account codes or any account code that is substantially equivalent to the following accounts (including, for the avoidance of doubt, such account codes established after the date of this agreement):

Included Non-Current Assets

2.13	[REDACTED – commercially sensitive information]

2.14	In calculating the Working Capital Amount, normalisation adjustments (Normalisation Adjustments) shall include the following:

Normalisation Adjustments
Account Code	Item	Adjustment

[REDACTED – commercially sensitive information]

Schedule 11

Pro forma Completion Accounts and Statement

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

Schedule 12

Contingent Consideration

1.	Definitions

1.1	In this Schedule 12 the following words, expressions and abbreviations have the following meanings:

(a)	Contingent Consideration Amount has the meaning given to that term in paragraph 2.1 of this Schedule 12;

(b)	Contingent Consideration Period means the period commencing on the first Business Day following the Completion Date and ending 31 December 2028;

(c)	CY28 means the calendar year commencing on 1 January 2028 and ending on 31 December 2028;

(d)	Data Centre Revenue means, in respect of CY28, the aggregate revenue of the Group arising from the leasing and/or sale of hydrogen power units to bona fide third parties, including directly attributable services and sales (including supply of fuel and maintenance services), exclusively for use in connection with data centre operations other than the Excluded Revenue, as determined in accordance with the policies set out in paragraph 4 of this Schedule 12.

(e)	DC Lighthouse Completion means completion of the DC Lighthouse Project having occurred and the Buyer subsequently confirming in writing to the Sellers’ Representative that all of the DC Lighthouse Specifications have been satisfied;

(f)	DC Lighthouse Completion Date means the date on which DC Lighthouse Completion occurs;

(g)	DC Lighthouse Consideration means the sum of £12,500,000;

(h)	DC Lighthouse Project means a non-trial data centre project utilising Prime+ deployment, being an installation of no less than 10 MW provided by way of sale or long term lease (being a lease with a term of not less than 12 months);

(i)	DC Lighthouse Project Long Stop Date means 1 July 2028;

(j)	DC Lighthouse Specifications means, in respect of the DC Lighthouse Project:

(i)	reliability/uptime of 99.999 per cent or greater over the course of the first 90 days of operation (excluding, for the purposes of calculating such reliability/uptime, any periods of downtime required as part of any customer-agreed testing or analysis process);

(ii)	response time of no more than three milliseconds;

(iii)	unit economics demonstrating a gross margin in excess of 20 per cent; and

(iv)	passing the owner’s reasonable acceptance test and meeting all reasonable performance and functional specifications;

(k)	DC Revenue Consideration means the contingent consideration (if any) payable in respect of CY28 Data Centre Revenue, calculated in accordance with paragraph 2.3 of this Schedule 12;

(l)	DC Revenue Consideration Statement has the meaning given to it in clause 3.1 of this Schedule 12;

(m)	DC Revenue Target means Data Centre Revenue in CY28 of £25,500,000;

(n)	Excluded Revenue means any revenue arising from hydrogen power unit deployments for data centre construction applications;

(o)	Expert means an independent firm of internationally recognised chartered accountants who has no direct or indirect personal interest in the outcome of the dispute or the issue in respect of which they are consulted pursuant to this agreement;

(p)	Minimum Revenue Threshold means Data Centre Revenue of £20,400,000; and

(q)	Payment Date has the meaning given to it in paragraph 2.8 of this Schedule 12;

2.	Contingent Consideration

2.1	The Contingent Consideration Amount shall be an amount equal to:

(a)	subject to paragraph 2.2 of this Schedule 12, the DC Lighthouse Consideration (if any); and

(b)	subject to paragraph 2.3 of this Schedule 12, the DC Revenue Consideration (if any),

provided that the aggregate Contingent Consideration Amount payable under this Schedule 12 shall not exceed in any circumstance £27,500,000.

2.2	The DC Lighthouse Consideration shall become payable on, and subject to, DC Lighthouse Completion, provided that the DC Lighthouse Completion Date falls on or prior to the DC Lighthouse Project Long Stop Date. If the DC Lighthouse Completion Date has not occurred on or prior to the DC Lighthouse Project Long Stop Date, no DC Lighthouse Consideration shall be payable under this Schedule 12.

2.3	The DC Revenue Consideration shall be calculated (in each case applying the principles in paragraph 4) as follows:

(a)	if the Data Centre Revenue in CY28 is less than the Minimum Revenue Threshold, no DC Revenue Consideration shall be payable;

(b)	if the Data Centre Revenue is equal to or greater than the DC Revenue Target, the DC Revenue Consideration shall be £15,000,000; and

(c)	if the Data Centre Revenue is equal to or greater than the Minimum Revenue Threshold but less than the DC Revenue Target, the DC Revenue Consideration shall be calculated on a straight-line pro rata basis between £0 and £15,000,000, with the Minimum Revenue Threshold representing DC Revenue Consideration of £0, and the DC Revenue Target representing DC Revenue Consideration of £15,000,000.

2.4	In relation to Barclays’ entitlement to any DC Lighthouse Consideration, the provisions of this paragraph 2.4 shall apply. On the later of the Payment Date of the DC Lighthouse

Consideration pursuant to paragraph 2.8(a) and the date on which it is finally agreed or determined that no DC Lighthouse Consideration shall be payable:

(a)	The Buyer shall pay to Barclays the amount of the Barclays DC Lighthouse Amount;

(b)	Barclays shall be obliged to repay to the Buyer an amount equal to the Barclays DC Lighthouse Amount LESS the amount of the aggregate DC Lighthouse Consideration that would be agreed or determined to be payable to Barclays pursuant to paragraph 2.2 (if any) in the absence of this paragraph 2.4; and

(c)	The Buyer shall be entitled to set off any amounts due to be paid or repaid pursuant to paragraphs 2.4(a) and/or 2.4(b),

for the purpose of this paragraph 2.4, the Barclays DC Lighthouse Amount shall be the amount of the DC Lighthouse Consideration that may be due to Barclays as determined immediately prior to Completion:

(d)	by reference to the amount of the Initial Consideration due to Barclays on Completion pursuant to clause 2.6 (including, for the avoidance of doubt, the Escrow Amount); and

(e)	having regard to the fact that the total amount of DC Lighthouse Consideration that may be due to all Sellers is the amount of £12,500,000; and

(f)	having regard to the application of paragraph 2.9 below.

2.5	In relation to Barclays’ entitlement to the DC Revenue Consideration, the provisions of this paragraph 2.5 shall apply. On the later of the Payment Date of the DC Revenue Consideration pursuant to paragraph 2.8(b) and the date on which it is finally agreed or determined that no DC Revenue shall be payable:

(a)	The Buyer shall pay the amount of the Barclays DC Revenue Amount;

(b)	Barclays shall be obliged to repay to the Buyer an amount equal to the Barclays DC Revenue Amount LESS the amount of the aggregate DC Revenue Consideration that would be agreed or determined to be payable to Barclays pursuant to paragraph 2.3 (if any) in the absence of this paragraph 2.5; and

(c)	The Buyer shall be entitled to set off any amounts due to be paid or repaid pursuant to paragraphs 2.5(a) and/or 2.5(b),

for the purpose of this paragraph 2.5, the Barclays DC Revenue Amount shall be the amount of the DC Revenue Consideration that may be due to Barclays as determined immediately prior to Completion:

(d)	by reference to the amount of the Initial Consideration due to Barclays on Completion pursuant to clause 2.6 (including, for the avoidance of doubt, the Escrow Amount); and

(e)	having regard to the fact that the total amount of DC Revenue Consideration that may be due to all Sellers is the amount of £15,000,000; and

(f)	having regard to the application of paragraph 2.9 below.

2.6	In relation to Swen’s entitlement to the DC Lighthouse Consideration, the provisions of this paragraph 2.6 shall apply. On the later of the Payment Date of the DC Lighthouse

Consideration pursuant to paragraph 2.8(a) and the date on which it is finally agreed or determined that no DC Lighthouse Consideration shall be payable:

(a)	The Buyer shall pay to Swen the amount of the Swen DC Lighthouse Amount;

(b)	Swen shall be obliged to repay to the Buyer an amount equal to the Swen DC Lighthouse Amount LESS the amount of the aggregate DC Lighthouse Consideration that would be agreed or determined to be payable to Swen pursuant to paragraph 2.2 (if any) in the absence of this paragraph 2.6; and

(c)	The Buyer shall be entitled to set off any amounts due to be paid or repaid pursuant to paragraphs 2.6(a) and/or 2.6(b),

for the purpose of this paragraph 2.6, the Swen DC Lighthouse Amount shall be the amount of the DC Lighthouse Consideration that may be due to Swen as determined immediately prior to Completion:

(d)	by reference to the amount of the Initial Consideration due to Swen on Completion pursuant to clause 2.6 (including, for the avoidance of doubt, the Escrow Amount); and

(e)	having regard to the fact that the total amount of DC Lighthouse Consideration that may be due to all Sellers is the amount of £12,500,000; and

(f)	having regard to the application of paragraph 2.9 below.

2.7	In relation to Swen’s entitlement to the DC Revenue Consideration, the provisions of this paragraph 2.7 shall apply. On the later of the Payment Date of the DC Revenue Consideration pursuant to paragraph 2.8(b) and the date on which it is finally agreed or determined that no DC Revenue Consideration shall be payable:

(a)	The Buyer shall pay to Swen the amount of the Swen DC Revenue Amount;

(b)	Swen shall be obliged to repay to the Buyer an amount equal to the Swen DC Revenue Amount LESS the amount of the aggregate DC Revenue Consideration that would be agreed or determined to be payable to Swen pursuant to paragraph 2.3 (if any) in the absence of this paragraph 2.7; and

(c)	The Buyer shall be entitled to set off any amounts due to be paid or repaid pursuant to paragraphs 2.7(a) and/or 2.7(b),

for the purpose of this paragraph 2.7, the Swen DC Revenue Amount shall be the amount of the DC Revenue Consideration that may be due to Swen as determined immediately prior to Completion:

(d)	by reference to the amount of the Initial Consideration due to Swen on Completion pursuant to clause 2.6 (including, for the avoidance of doubt, the Escrow Amount); and

(e)	having regard to the fact that the total amount of DC Revenue Consideration that may be due to all Sellers is the amount of £15,000,000; and

(f)	having regard to the application of paragraph 2.9 below.

2.8	If any amount becomes payable pursuant to paragraph 2.2 or paragraph 2.3, it shall be satisfied in accordance with paragraph 2.11 within 20 Business Days after:

(a)	in respect of the DC Lighthouse Consideration, the DC Lighthouse Completion Date; and

(b)	in respect of the DC Revenue Consideration, the date on which the Data Centre Revenue in respect of CY28 is agreed or determined pursuant to paragraph 3 of this Schedule 12,

(each, a Payment Date).

2.9	No later than 10 Business Days prior to each Payment Date, the Sellers’ Representative shall deliver to the Buyer and each Institutional Seller an updated allocation schedule (the Contingent Consideration Allocation Schedule) setting out, in respect of each Seller, such Seller’s entitlement to the Contingent Consideration Amount payable on that Payment Date. The Contingent Consideration Allocation Schedule shall:

(a)	be prepared in compliance with, and by reference to, the provisions of article 6.1 of the Company’s articles of association as adopted by the Company immediately prior to Completion (as applied to the distribution of the relevant Contingent Consideration Amount as if it were a further distribution of Proceeds of Sale on the applicable Payment Date, and continuing the distribution from the point reached in the waterfall set out in article 5 of those articles at the previous distribution of Consideration), such that each Seller’s entitlement is determined in accordance with the liquidation preferences and other distribution mechanics set out therein as they applied immediately prior to Completion;

(b)	include a column showing the allocation of any cash component of the Contingent Consideration Amount between the Sellers, setting out, in respect of each Seller, the portion of such cash component to be paid to that Seller, such that the aggregate of all such amounts equals the total cash component of the Contingent Consideration Amount payable on that Payment Date;

(c)	include a column showing the allocation of any Ballard Stock component of the Contingent Consideration Amount between the Sellers, setting out, in respect of each Seller, the number of shares of Ballard Stock to be issued to that Seller, such that the aggregate value of all such shares (calculated by reference to the price per share used to determine the number of shares to be issued pursuant to paragraph 2.11(b) of this Schedule 12) equals the total Ballard Stock component of the Contingent Consideration Amount payable on that Payment Date; and

(d)	be prepared such that, in respect of each Seller, the aggregate value of: (i) the cash component allocated to such Seller; and (ii) the number of shares of Ballard Stock allocated to such Seller multiplied by the applicable price per share used to determine the number of shares to be issued pursuant to paragraph 2.11(b) of this Schedule 12, equals such Seller’s entitlement to the relevant Contingent Consideration Amount as determined in accordance with paragraph 2.9(a) above.

2.10	No later than ten Business Days prior to the applicable Payment Date, the Sellers’ Representative shall deliver the Contingent Consideration Allocation Schedule to the Buyer. Each Institutional Seller shall be entitled to provide written comments on the draft Contingent Consideration Allocation Schedule to the Sellers’ Representative within two Business Days of receipt thereof, and the Sellers’ Representative shall have regard to any reasonable comments so received.

2.11	The payment of each component of the Contingent Consideration Amount (if any) to the Sellers pursuant to paragraph 2.8 shall be satisfied separately on the applicable Payment Date. Each such payment shall be satisfied by, at the Buyer’s sole discretion (provided that, in respect of each payment each Seller shall receive the same proportion of cash and Ballard Stock as every other Seller, such that no Seller receives a greater or lesser proportion of either form of consideration than any other Seller (subject to clause 2.7 in relation to certain Exercising Optionholders)):

(a)	payment in cash by the Buyer to the Paying Agent’s Account on behalf of the Sellers;

(b)	the issue to the Sellers (or, subject to the consent of the Buyer (such consent not to be unreasonably withheld, delayed or conditioned), to any Affiliate of such Seller nominated by written notice to the Buyer no later than five Business Days prior to the applicable Payment Date) of Ballard Stock by the Parent at a price per share equal to the 30-day trailing volume weighted average price for Ballard Stock on the Business Day immediately preceding the applicable Payment Date; or

(c)	a combination of: (i) payment in cash and (ii) the issue of Ballard Stock to the Sellers on the basis set out in paragraphs (a) and (b) above,

provided always that any Seller who was, prior to Completion, a CSOP Optionholder shall always be allocated only cash consideration in respect of their underlying Option Shares.

2.12	Each Seller’s entitlement to the Contingent Consideration Amount (if any) shall be determined in accordance with the relevant Contingent Consideration Allocation Schedule. For the avoidance of doubt, any payment of the Contingent Consideration Amount to the Paying Agent’s Account shall be in full discharge of the Buyer’s obligation to pay such amount to the Sellers, and the Buyer shall have no responsibility for the allocation or distribution of such amount as between the Sellers.

2.13	For the avoidance of doubt, nothing in paragraphs 2.4 to 2.12 inclusive, shall increase the net liability of the Buyer in relation to the Contingent Consideration beyond that set out in paragraphs 2.1 to 2.3 inclusive or otherwise increase the liability of the Buyer in relation to the Contingent Consideration as set out therein.

3.	DC Revenue Consideration Statement

3.1	No later than 60 Business Days after 31 December 2028, the Buyer shall provide to the Sellers’ Representative a draft statement setting out the Data Centre Revenue for CY28 (DC Revenue Consideration Statement) together with information reasonably required by the Sellers for the purposes of calculating the DC Revenue Consideration. The Sellers’ Representative shall promptly (and in any event within two Business Days of receipt) provide a copy of the draft DC Revenue Consideration Statement and accompanying information to each Institutional Seller.

3.2	The Sellers’ Representative shall permit each Institutional Seller s to provide written comments on the draft DC Revenue Consideration Statement to the Sellers’ Representative within five Business Days of receipt thereof. The Sellers’ Representative shall consider any such comments received from an Institutional Seller in good faith prior to determining whether to serve a DC Revenue Consideration Dispute Notice (under, and as defined in, paragraph 3.3, provided that the decision whether to serve a DC Revenue Consideration Dispute Notice (and the contents thereof) shall remain with the Sellers’ Representative (acting on behalf of all Sellers).

3.3	Within 20 Business Days of delivery to the Sellers’ Representative of the draft DC Revenue Consideration Statement, the Sellers’ Representative shall give written notice to the Buyer of any item(s) it wishes to dispute together with the reasons for such dispute and a list of proposed adjustments (a DC Revenue Consideration Dispute Notice). An adjustment may only be proposed if, together with other proposed adjustments, it exceeds £50,000; provided, however, that if it exceeds £50,000 then such adjustment shall apply to the entire amount and not just the excess. Only the item or items set out in the DC Revenue Consideration Dispute Notice shall be deemed to be in dispute between the parties (and the Sellers shall be deemed to have accepted all other amounts contained in the draft DC Revenue Consideration Statement which are not so disputed under this paragraph 3.3), and no further item may be disputed in respect of that DC Revenue Consideration Statement after submission of the DC Revenue Consideration Dispute Notice. If by the expiry of such period of 20 Business Days, no such DC Revenue Consideration Dispute Notice is given to the Buyer or the Sellers’ Representative has given notice to the Buyer that there are no items it wishes to dispute, the draft DC Revenue Consideration Statement shall constitute the final DC Revenue Consideration Statement for the purposes of this agreement.

3.4	If a DC Revenue Consideration Dispute Notice is given to the Buyer as to any item(s) in dispute under paragraph 3.3, the Sellers’ Representative shall promptly provide a copy of such DC Revenue Consideration Dispute Notice to each Institutional Seller for information and:

(a)	the Sellers’ Representative and the Buyer shall, in good faith, attempt to agree in writing the item(s) disputed as set out in DC Revenue Consideration Dispute Notice;

(b)	if any such item(s) are not agreed in writing within 20 Business Days of the delivery to the Sellers’ Representative of the DC Revenue Consideration Statement (the Agreement Period), the disputed items shall be referred to an Expert for determination. In such event, the dispute must be referred to an Expert agreed by the Buyer and the Sellers’ Representative within five Business Days of the end of the Agreement Period, and failing agreement within that five Business Day period, as determined by the President for the time being of the Institute of Chartered Accountants in England and Wales, or their duly appointed deputy, on request from the Buyer and Sellers’ Representative (acting jointly). Save in the case of manifest error, the determination of the Expert will be final and binding on the parties. The fees and expenses of the Expert must be borne by the Sellers and the Buyer in such manner as the Expert determines (having regard to the merit of the dispute) and in the absence of such a determination, 50 per cent by the Sellers and 50 per cent by the Buyer; and

(c)	the draft DC Revenue Consideration Statement, as adjusted to take account of each Disputed Item, as agreed in writing or as determined by the Expert (as the case may be), shall constitute the final DC Revenue Consideration Statement for the purposes of this agreement.

3.5	The parties agree that the Buyer shall be entitled to set off amounts in respect of a Seller’s Proportionate Share of the Contingent Consideration Amount in accordance with clause 2.17 of this agreement.

4.	Policies

Data Centre Revenue shall be determined on the basis of revenue recognised in accordance the prevailing accounting standard under which the relevant Group Companies are required to report, applied consistently with the accounting policies adopted in the preparation of the most recent audited financial statements of the relevant Group Companies, being IFRS.

5.	Conduct during the Contingent Consideration Period

5.1	The Buyer undertakes to the Sellers that at all times during the Contingent Consideration Period it shall operate the business of the Group in good faith and in the ordinary course and shall not take any action or omit to take any action that is intended to adversely affect, delay, impede or reduce:

(a)	the Data Centre Revenue;

(b)	the completion of the DC Lighthouse Project or the satisfaction of the DC Lighthouse Specifications; or

(c)	the Sellers’ entitlement to receive, or the amount of, the Contingent Consideration Amount;

provided always that amounts retained from the Contingent Consideration Amount in accordance with paragraph 3.5 of this Schedule 12 and clause 2.17 of this agreement shall not constitute a breach of this paragraph 5.1; and nothing in this paragraph 5.1 shall require the Buyer to act in a manner that would be unlawful or in breach of any applicable law or regulation.

5.2	Notwithstanding any other provision of this agreement, the Sellers acknowledge and agree that, provided the Buyer has complied with its obligations in paragraph 5.1 of this Schedule 12, a failure to achieve DC Lighthouse Completion by the DC Lighthouse Project Long Stop Date shall not of itself constitute a breach of this agreement by the Buyer and in such event, the DC Lighthouse Consideration will not be payable.

Schedule 13

Material Contracts

[REDACTED – contains commercially sensitive information -- disclosure would be materially prejudicial to the interests of the reporting issuer]

Schedule 14

Optionholders

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	120	24.45	2 June 2026
	CSOP Option	All-Cash Option	120	24.45	2 June 2026
	CSOP Option	All-Cash Option	120	24.45	2 June 2026
	CSOP Option	All-Cash Option	120	24.45	2 June 2026
	CSOP Option	All-Cash Option	190	24.45	2 June 2026
	CSOP Option	All-Cash Option	330	24.45	2 June 2026
	CSOP Option	All-Cash Option	290	24.45	2 June 2026
	CSOP Option	All-Cash Option	290	24.45	2 June 2026
	CSOP Option	All-Cash Option	190	24.45	2 June 2026
	CSOP Option	All-Cash Option	190	24.45	2 June 2026
	CSOP Option	All-Cash Option	190	24.45	2 June 2026
	CSOP Option	All-Cash Option	280	24.45	2 June 2026
	CSOP Option	All-Cash Option	190	24.45	2 June 2026
	LH Option	No	8,605[2]	24.45	25 February 2026
	SOP Option	No	32,775[3]	24.45	25 February 2026

2 8,605 is the number currently under option but it is expected that the Company will exercise discretion such that will be able to exercise over 4,302.

3 Number adjusts depending on how many shares are issued post-conversion of convertible loan notes.

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	400	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	580	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	400	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	330	24.45	03 February 2026
	CSOP Option	All-Cash Option	280	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	150	24.45	03 February 2026

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	224	24.45	03 February 2026
	CSOP Option	All-Cash Option	255	24.45	03 February 2026
	CSOP Option	All-Cash Option	250	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	164	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	470	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	200	24.45	03 February 2026
	CSOP Option	All-Cash Option	2,250	24.45	22 July 2024
	CSOP Option	All-Cash Option	276	24.45	22 July 2024
	CSOP Option	All-Cash Option	337	24.45	22 July 2024
	CSOP Option	All-Cash Option	2,250	24.45	22 July 2024
	CSOP Option	All-Cash Option	2,250	24.45	22 July 2024
	CSOP Option	All-Cash Option	270	24.45	22 July 2024

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	172	24.45	22 July 2024
	CSOP Option	All-Cash Option	190	24.45	22 July 2024
	CSOP Option	All-Cash Option	368	24.45	22 July 2024
	CSOP Option	All-Cash Option	141	24.45	22 July 2024
	CSOP Option	All-Cash Option	225	24.45	22 July 2024
	CSOP Option	All-Cash Option	215	24.45	22 July 2024
	CSOP Option	All-Cash Option	225	24.45	22 July 2024
	CSOP Option	All-Cash Option	215	24.45	22 July 2024
	CSOP Option	All-Cash Option	245	24.45	22 July 2024
	CSOP Option	All-Cash Option	166	24.45	22 July 2024
	CSOP Option	All-Cash Option	280	24.45	22 July 2024
	CSOP Option	All-Cash Option	276	24.45	22 July 2024
	CSOP Option	All-Cash Option	245	24.45	22 July 2024
	CSOP Option	All-Cash Option	405	24.45	22 July 2024
	CSOP Option	All-Cash Option	713	24.45	22 July 2024
	CSOP Option	All-Cash Option	713	24.45	22 July 2024
	CSOP Option	All-Cash Option	1,182	24.45	22 July 2024

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	1,312	24.45	22 July 2024
	CSOP Option	All-Cash Option	141	24.45	27 November 2023
	CSOP Option	All-Cash Option	172	24.45	27 November 2023
	CSOP Option	All-Cash Option	225	24.45	27 November 2023
	CSOP Option	All-Cash Option	307	24.45	27 November 2023
	CSOP Option	All-Cash Option	225	24.45	27 November 2023
	CSOP Option	All-Cash Option	225	24.45	27 November 2023
	CSOP Option	All-Cash Option	215	24.45	27 November 2023
	CSOP Option	All-Cash Option	221	24.45	27 November 2023
	CSOP Option	All-Cash Option	225	24.45	27 November 2023
	CSOP Option	All-Cash Option	744	24.45	27 November 2023
	CSOP Option	All-Cash Option	276	24.45	27 November 2023
	CSOP Option	All-Cash Option	196	24.45	27 November 2023
	CSOP Option	All-Cash Option	2,453	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,537	24.45	20 October 2023
	CSOP Option	All-Cash Option	2,453	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,537	24.45	20 October 2023

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	977	24.45	20 October 2023
	CSOP Option	All-Cash Option	386	24.45	20 October 2023
	CSOP Option	All-Cash Option	399	24.45	20 October 2023
	CSOP Option	All-Cash Option	922	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,537	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,229	24.45	20 October 2023
	CSOP Option	All-Cash Option	283	24.45	20 October 2023
	CSOP Option	All-Cash Option	283	24.45	20 October 2023
	CSOP Option	All-Cash Option	615	24.45	20 October 2023
	CSOP Option	All-Cash Option	258	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,229	24.45	20 October 2023
	CSOP Option	All-Cash Option	615	24.45	20 October 2023
	CSOP Option	All-Cash Option	187	24.45	20 October 2023
	CSOP Option	All-Cash Option	225	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,537	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,068	24.45	20 October 2023
	CSOP Option	All-Cash Option	258	24.45	20 October 2023

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	296	24.45	20 October 2023
	CSOP Option	All-Cash Option	258	24.45	20 October 2023
	CSOP Option	All-Cash Option	2,453	24.45	20 October 2023
	CSOP Option	All-Cash Option	2,453	24.45	20 October 2023
	CSOP Option	All-Cash Option	258	24.45	20 October 2023
	CSOP Option	All-Cash Option	196	24.45	20 October 2023
	CSOP Option	All-Cash Option	258	24.45	20 October 2023
	CSOP Option	All-Cash Option	651	24.45	20 October 2023
	CSOP Option	All-Cash Option	200	24.45	20 October 2023
	CSOP Option	All-Cash Option	301	24.45	20 October 2023
	CSOP Option	All-Cash Option	193	24.45	20 October 2023
	CSOP Option	All-Cash Option	615	24.45	20 October 2023
	CSOP Option	All-Cash Option	615	24.45	20 October 2023
	CSOP Option	All-Cash Option	960	24.45	20 October 2023
	CSOP Option	All-Cash Option	938	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,050	24.45	20 October 2023
	CSOP Option	All-Cash Option	1,125	24.45	20 October 2023

Name (a)	CSOP Option/SOP Option/LH Option (b)	All-Cash Option?(c)	Number of shares (d)	Exercise price (£) (e)	Date of Grant (f)
	CSOP Option	All-Cash Option	236	24.45	20 October 2023
	CSOP Option	All-Cash Option	224	24.45	20 October 2023
	CSOP Option	All-Cash Option	975	24.45	20 October 2023
	SOP Option	No	2,772	24.45	20 October 2023
	SOP Option	All-Cash Option	6	24.45	20 October 2023
	SOP Option	No	1,666	24.45	20 October 2023
	SOP Option	No	2,772	24.45	20 October 2023

[REDACTED – names and other personal and confidential information has been redacted]

Schedule 15

Patents and Trademarks

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

[REDACTED – contains commercially sensitive information]

The Parent

Signed by Marty Neese for and on behalf of BALLARD POWER SYSTEMS INC.:	) ) ) )	“Marty Neese”

The Buyer

Signed by Kate Igbalode for and on behalf of BALLARD POWER SYSTEMS UK LIMITED:	) ) ) )	“Kate Igbalode”

The Sellers

“Andrew Cunningham”

…………………………….
EXECUTED by ANDREW CUNNINGHAM

EXECUTED by ANDREW CUNNINGHAM	)
as attorney for and in the name of	)	ROBERT MARK REDWOOD
ROBERT MARK REDWOOD	)	BY HIS ATTORNEY
	)	“Andrew Cunningham”
under a power of attorney dated	)
21 June 2026)		...................................................

EXECUTED by GEOGREEN POWER LIMITED acting by:	) ) ) )
Signature Name Title		……“Andrew Cunningham”……… …………Andrew Cunningham……… …………CEO…………………………

EXECUTED by ANDREW CUNNINGHAM	)
as attorney for and in the name of	)	PETER MAXWELL
PETER MAXWELL	)	BY HIS ATTORNEY
under a power of attorney dated	)
21 June 2026)		...“Andrew Cunningham”.....................

EXECUTED by ANDREW CUNNINGHAM	)
as attorney for and in the name of	)	JAMES ATACK
JAMES ATACK	)	BY HIS ATTORNEY
under a power of attorney dated	)
21 June 2026)		....“Andrew Cunningham”.....................

EXECUTED by GENERAL MOTORS VENTURES LLC

By: …“Kevin McCabe”………………………….

Name: Kevin McCabe

Title: President

General Motors Ventures LLC

30470 Harley Earl Boulevard

Mail Code 480-106-RA1

Warren, MI 48092

EXECUTED by SUSTAINABLE IMPACT CAPITAL LIMITED acting by:	) ) ) )
Signature Name Title		…“James Ferrier”…………………… …James Ferrier.……………………… …Director………………………………

EXECUTED by	)
SIEMENS ENERGY LIMITED	)	…“Darren Davidson” …………
acting by:	)	Director
……Darren Davidson…………………	)
and …Ross Dean ……………………	)	…“Ross Dean……………………
two directors	)	Director

EXECUTED by SWIFT UK2 BIDCO LIMITED acting by:	) ) ) )
Signature Name Title		…Francois Pasquier”………………… …Francois Pasquier…………………… …………Director ………………………

EXECUTED by NATIONAL WEALTH FUND LIMITED acting by its authorised signatory:	) ) ) )
…“John Isherwood”………………… Name: John Isherwood Title: Managing Director

……“Derek Bulmer”…….
EXECUTED by DEREK BULMER